10/16

06018130

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME GN Store Nord A/S

*CURRENT ADDRESS Markaervej 2A
P.O. Box 249
DK 2630 Taastrup
Denmark

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 0 3 2006
THOMSON FINANCIAL

FILE NO. 82- 35034

FISCAL YEAR 12/31/05

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 11/6/06

82-35034

GN

RECEIVED

2006 OCT 16 A 11:22

OFFICE OF INTERNATIONAL CORPORATE FINANCE

February 22, 2006

ANNOUNCEMENT NO: 3

ARS 12-31-05

GN Annual Report 2005

At a meeting today, the Supervisory Board of GN Store Nord discussed the present annual report for 2005. The annual report has been prepared in accordance with the International Financial Reporting Standards as approved by the EU and additional Danish disclosure requirements for the annual reports of listed companies.

Høje-Taastrup, February 22, 2006

Mogens Hugo Jørgensen Chairman	Jørn Kildegaard President & CEO

Fourth Quarter 2005 Highlights:

- Revenue was DKK 1,808 million versus DKK 1,477 million in Q4 2004.
- EBITA rose to DKK 252 million from DKK 197 million in Q4 2004.
- EBT rose to DKK 226 million from DKK 165 million in Q4 2004.
- Adjusted for non-recurring items, the cash flow from operations was DKK 227 million against DKK 366 million in Q4 2004.

Backed by recent years' successful efforts to build a position for GN Mobile and the stronger collaboration between the two headset operations, mobile headsets will play a key role in GN's overall strategy in the years ahead.

Improvements Set to Continue in 2006

GN projects revenue growth of 20% to at least DKK 8 billion and an EBITA of about DKK 1 billion assuming a US dollar-Danish krone exchange rate of 6.00.Combined with the seasonality of the business, its more aggressive sales, marketing and development efforts will bring about a shift in GN earnings towards the second half of the year in 2006.

About half of the more than 15% revenue improvement in CC&O Headsets is expected to derive from Hello Direct, the US sales channel. In Mobile Headsets, revenue from both OEM sales and Jabra are expected to reach just over DKK 1.3 billion. The relocation of Hearing Instrument operations from Ireland to Denmark and China will have a negative impact of DKK 35 million on the 2006 EBITA, and the forecast revenue for this business area includes the full-year contribution from INTERTON of almost DKK 250 million. Exclusive of INTERTON, organic growth in 2006 is expected to be 7%.

GN Store Nord A/S Markærvej 2A PO Box 249 DK-2630 Taastrup Tel. +45 72 111 888 Fax +45 72 111 889 www.gn.com info@gn.com CVR No. 24257843

GN

Financial Highlights for 2004, 2005 and Outlook for 2006

(DKK millions)	Outlook for 2006	2005	2004
	Danish kroner-US dollar 6.00	Danish kroner-US dollar 6.00	Danish kroner-US dollar 5.99
Revenue			
Contact Center & Office Headset	min. 1,800	1,549	1,316
Mobile Headset	ca. 2,700	1,960	1,198
Hearing Instruments	ca. 3,200	2,795	2,670
Audiologic Diagnostics Equipment	ca. 325	324	348
GN total	**at least 8,000**	**6,644**	**5,548**
EBITA			
Contact Center & Office	18%-20%	20%	20%
Mobile Headset	3%-5%	3%	2%
Hearing Instruments	18%-20%	20%	20%
Audiologic Diagnostics Equipment	small profit	0%	(2)%
GN total	**approx. 1,000**	**876**	**731**
Amortization, etc.			
GN total	**70**	**61**	**197**
EBT			
GN total	**approx. 925**	**815**	**534**
Cash flow from operations*			
GN total	**no guidance provided**	**836**	**999**

* adjusted for non-recurring items

Proposed Resolutions for the Annual General Meeting in Summary

1. The Board proposes that it be authorised to let the company buy back shares for up to DKK 400 million

2. The Board proposes a dividend of DKK 0.60 per share in respect of 2005.

For further information, please contact:

Jørn Kildegaard
President & CEO

GN Store Nord
Tel: +45 7211 1888

Jens Due Olsen
Executive Vice President & CFO

GN Store Nord A/S
Tel: +45 7211 1888

GN Store Nord has been helping people connect since 1869. Initially as a telegraph company and now as a global market leader in personal communications providing increased mobility, efficiency and quality of life for its users. GN develops and manufactures headsets for handsfree communication, hearing instruments and audiologic diagnostics equipment. GN products are marketed globally. For more information, visit www.gn.com.

GN Store Nord – Annual Report 2005



GN

GLOBAL INNOVATOR IN PERSONAL COMMUNICATIONS

CONTENTS

Management's Report

Financial Statements

GN

One Company – Four Businesses

GN Netcom **Contact Center & Office Headsets**

GN's CC&O business area develops and manufactures headsets for contact center and office employees under the GN Netcom brand, producing products that enable people to work efficiently and ergonomically correct and move freely without a cord tying them to their telephone or work station.

www.gnnetcom.com

GN Mobile **Mobile Headsets**

GN markets headsets for cell phones under the Jabra brand. Both corded headsets and Bluetooth® enabled wireless headsets provide extra mobility in everyday situations as well as added safety for drivers.

www.gnmobile.com

GN ReSound **Hearing Instruments**

GN ReSound, Beltone and INTERTON – GN's hearing aid brands – cover most segments and price categories. GN Resound introduced the market's first small, high-tech open-fitted hearing instrument for users with a mild hearing loss.

www.gnresound-group.com

GN Otometrics **Audiologic Diagnostics Equipment**

GN develops, manufactures and markets both stand-alone and computer-based audiological instruments for testing people's hearing ability and sense of balance as well as systems and software for hearing instrument fitting. The primary brand is GN Otometrics.

www.gnotometrics.com





GN 9350

Offices Becoming Headset Territory

GN achieved its 2005 target of accelerating growth in its headsets for offices business. In the fourth quarter, sales of wireless headsets for the office market almost doubled relative to Q4 2004, reaching more than DKK 200 million. A key factor of long-term success is GN's ability to partner with major retail chains. Several US chains put GN products on their shelves in 2005, including OfficeMax, Office Depot and Best Buy. GN plans to add new products to its office line in 2006 and to transfer its good experience from the partnerships with US retail chains to the European market.

Status

GN Store Nord achieved many of the goals it set for 2005, reporting the highest EBITA performance ever. Profitable growth was at the top of the agenda, both for the hearing instrument business and in headsets for contact centers and offices, and additional resources were allocated to the sales, marketing and development departments during the year. GN will work to retain its newly-claimed position as the world's leading headset manufacturer and to accelerate growth in the hearing instrument business.

Wireless headsets and the spread of IP telephony are the main drivers on the market for office headsets, which is now more than twice the size of the original contact center market. During the year, GN signed agreements with the largest US retail chains and substantially expanded partnerships with several major IT distributors. The intensified marketing efforts have already boosted sales and strengthened GN's position in North America. In addition, after making a number of extensive changes, the organization now stands prepared as the market becomes more competitive.

Mobile Headsets remains GN's fastest-growing business area, thanks to the continuing advance of the Jabra brand and sizeable OEM orders from several leading cell phone manufacturers. In addition to the ever more frequent product launches, the major challenges of this business area are to integrate the large number of new employees and continue developing the supply chain so that it can efficiently support growth and react to demand fluctuations.

Backed by recent years' successful efforts to build a position for GN Mobile and the stronger collaboration between the two headset operations, mobile headsets will play a key role in GN's overall strategy in the years ahead.

The hearing instrument business has put organic growth high on its agenda after having focused on profitability for several years; its distinct profile of technological innovation will now be matched by equally strong marketing skills. Going forward, the ever-growing number of competitive product launches in every price category will be supported by a much more elaborate marketing approach. This transformation to profitable growth is a very important challenge.

The audiologic diagnostics equipment business has set its strategic course and will work to enhance earnings in the years ahead on a narrower product platform. Enhancing profitability is the top priority.

Growth, the higher margins and the stronger supply chain constantly strengthen cash flow creation and the company's financial position, facilitated higher gearing and allowing GN to complete its first share buyback program, supporting a competitive stock yield.

The improvements achieved and the expansion of the organization as well as the greater volume of headsets produced in house have substantially increased the employee headcount. Most of the staff based in Denmark will be relocating to the new corporate head office in 2006. Bringing more people under one roof will further improve knowledge sharing between business areas and support the positive transformation GN has gone through in recent years.

The improvements in revenue and earnings are set to continue in 2006, as the effects of the growth initiatives in the office headsets business have truly begun to unfold, and as GN Mobile matures, this business unit will strengthen its profitability. The changes made in the hearing instrument organization and the more frequent product launches will combine to drive up growth.

SUPERVISORY BOARD



Mogens Hugo Jørgensen
Chairman
Member of the Board since 1994, age 62
Remuneration: DKK 600,000
No. of GN shares held: 11,972

Chairman of:
Dampskibsselskabet "NORDEN" A/S
Nordea Danmark-Fonden (trust fund)
Amminex A/S
Danelec Electronics A/S



Finn Junge-Jensen
Deputy Chairman
Member of the Board since 1990, age 61
Remuneration: DKK 400,000
No. of GN shares held: 24,050
Dean, Copenhagen Business School

Deputy Chairman of:
Symbion A/S

Board member of:
Zacco A/S
Teknologisk Innovation A/S



Jørgen Bardenfleth
Member of the Board since 2003, age 50
Remuneration: DKK 200,000
No. of GN shares held: 2,000
Country General Manager, Microsoft Danmark A/S



Asger Domino
Member of the Board since 2003, age 46
Remuneration: DKK 200,000
No. of GN shares held: 0
President & CEO of Brdr. Hartmann A/S

Chairman of
Buhl & Bønsøe A/S



Per Harkjær
Member of the Board since 2002, age 48
Remuneration: DKK 200,000
No. of GN shares held: 4,000
President & CEO of Findus AB



Lise Kingo
Member of the Board since 2005, age 44
Remuneration: DKK 200,000
No. of GN shares held: 0
Executive Vice President, Novo Nordisk A/S



Jens Bille Bergholdt
Employee representative
Member of the Board since 2001, age 37
Remuneration: DKK 200,000
No. of GN shares held: 426
Director, Corporate Treasury, GN Store Nord A/S



Henrik Nielsen
Employee representative
Member of the Board since 2002, age 47
Remuneration: DKK 200,000
No. of GN shares held: 0
Director, Mechanical Development, GN ReSound A/S



John Radich
Employee representative
Member of the Board since 2003, age 56
Remuneration: DKK 200,000
No. of GN shares held: 4,835
Vice President and General Manager, GN Great Northern Telegraph Company

Remuneration of the Executive Management is based on a fixed base salary plus a potential bonus of up to 30%, depending on each member's individual target performance. Jørn Kildegaard's and Jens Due Olsen's bonuses are subject to the performance of GN's profit before tax and the cash flow from operating activities. Jesper Mailind's bonus is subject to the earnings and cash flow performances both of GN and of the hearing instrument business and audiologic diagnostics equipment businesses. In 2005, the company paid special bonuses to Jesper Mailind (DKK 2.5 million) and Jens Due Olsen (DKK 1.0 million). Improvements in earnings and in the cash flow from operating activities are components of the bonus schemes of a number of senior managers. Options are granted to members of the Executive Management on an annual basis. The company does not make pension contributions in respect of members of the Executive Management. Members of the Executive Management have severance agreements and change-of-control agreements on market terms. No member of the Supervisory Board or the Executive Management bought or sold any GN shares during 2005. Share options are not granted to members of the Supervisory Board. In 2005, members of the Executive Management exercised 214,000 share options at an average exercise price of DKK 50. The shares involved were sold. The basic remuneration paid to members of the Supervisory Board was increased by DKK 50,000 to DKK 200,000 in 2005.

EXECUTIVE MANAGEMENT



Jørn Kildegaard
President & CEO, Headsets
Member of the Executive Management since 1993, age 50
Salary: DKK 4.3 million
Bonus: DKK 1.0 million
Options granted: 82,038 (exercise price 62)
Options held: 362,038 (avg. exercise price 47)
No. of GN shares held: 24,880

Chairman of:
Glunz & Jensen A/S
Trykko Pack A/S



Jens Due Olsen
Executive Vice President, CFO
Finance & Treasury, Risk Management, IT, Corporate Legal Department, Investor Relations and Corporate Communications
Member of the Executive Management since 2001, age 42
Salary: DKK 3.0 million
Bonus: DKK 1.8 million
Options granted: 57,415 (exercise price 62)
Options held: 282,415 (avg. exercise price 50)
No. of GN shares held: 5,100

Board member of:
Cryptomatic A/S
Industriens Pensionsforsikring A/S



Jesper Mailind
Hearing Instruments and Audiologic Diagnostics Equipment
Member of the Executive Management since 2003, age 49
Salary: DKK 3.3 million
Bonus: DKK 3.3 million
Options granted: 61,528 (exercise price 62)
Options held: 254,653 (avg. exercise price 44)
No. of GN shares held: 3,030

Chairman of:
Kompan A/S
Hearing Instrument Manufacturers' Software Association

STATEMENT BY THE EXECUTIVE MANAGEMENT AND THE SUPERVISORY BOARD

The Executive Management and the Supervisory Board have today discussed and approved the annual report of GN Store Nord A/S for the financial year 2005. The annual report has been prepared in accordance with International Financial Reporting Standards as adopted by the EU and additional Danish disclosure requirements for annual reports of listed companies. We consider the accounting policies used to be appropriate. Accordingly, the annual report gives a true and fair view of the Group's and the parent company's financial position at December 31, 2005 and of the results of the Group's and the parent company's operations and cash flows for the financial year 2005.

We recommend that the annual report be approved at the annual general meeting.

Høje-Taastrup, February 22, 2006

EXECUTIVE MANAGEMENT

Jørn Kildegaard CEO	Jens Due Olsen	Jesper Mailind

SUPERVISORY BOARD

Mogens Hugo Jørgensen Chairman	Finn Junge-Jensen Deputy Chairman	Jørgen Bardenfleth	Asger Domino	Per Harkjær
Lise Kingo	Jens Bille Bergholdt	Henrik Nielsen	John Radich	

AUDITORS' REPORT

To the shareholders of GN Store Nord A/S

We have audited the annual report of GN Store Nord A/S for the financial year 2005, prepared in accordance with International Financial Reporting Standards as adopted by the EU and additional Danish disclosure requirements for annual reports of listed companies. The annual report is the responsibility of the Company's Executive Management and the Supervisory Board. Our responsibility is to express an opinion on the annual report based on our audit.

Basis of opinion

We conducted our audit in accordance with Danish Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance that the annual report is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the annual report. An audit also includes assessing the accounting policies used and significant estimates made by the Executive Management and the Supervisory Board, as well as evaluating the overall annual report presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit did not result in any qualification.

Opinion

In our opinion, the annual report gives a true and fair view of the Group's and the parent company's financial position at December 31, 2005 and of the results of the Group's and the parent company's operations and cash flows for the financial year 2005 in accordance with International Financial Reporting Standards as adopted by the EU and additional Danish disclosure requirements for annual reports of listed companies.

Copenhagen, February 22, 2006

KPMG C.Jespersen
Partnership of State Authorized Public Accountants

Kurt Gimsing State Authorized Public Accountant	Peter Gath State Authorized Public Accountant

(DKK millions)	2001	2002	2003	2004	2005
Earnings – Income statement in accordance with International Financial Reporting Standards as adopted by the EU					
Revenue	7,319	5,512	4,742	5,548	6,644
Operating profit (loss) before share of profit (loss) in subsidiaries and associates	(9,619)	(4,714)	90	506	834
Operating profit (loss)	(9,624)	(4,747)	86	532	823
Profit (loss) from ordinary activities before tax	(9,642)	(5,289)	263	534	815
Profit (loss) for the year	(9,176)	(5,114)	250	508	850
Earnings – Investor-specific highlights					
Earnings before depreciation, amortization, impairment and restructurings and items of a non-recurring nature (EBITDA)	420	(997)	670	865	1,051
Earnings before amortization and impairment of goodwill and other intangible assets acquired in company acquisitions and restructurings and items of a non-recurring nature (EBITA)	198	(1,204)	549	731	876
Balance sheet					
Share capital	879	879	879	879	879
Group equity	10,708	4,789	4,473	4,580	5,349
Parent company equity	10,708	4,789	4,473	5,799	5,286
Total assets	15,023	7,938	6,597	6,086	8,091
Net interest-bearing debt	(817)	(1,243)	(784)	(245)	(720)
Cash flows					
Cash flows from operating activities (CFFO)	(65)	241	827	959	828
Cash flows from investing activities	(1,065)	(704)	(358)	(273)	(751)
Total cash flows from operating and investing activities	(1,130)	(463)	469	686	77
Dividends					
Parent company dividends paid			132	132	132
Development costs					
Development costs incurred	696	625	264	307	371
Restructuring costs					
Restructuring recognized in income statement	393	374	140		7
Restructurings, paid	184	321	147	40	8
Investments					
Plant and machinery, etc.	267	147	105	121	168
Real property including leasehold improvements	137	50	47	99	18
Development projects, developed in-house	443	377	132	142	188
Other intangible assets excluding goodwill	92	67	38	41	49
Total (excluding company acquisitions)	939	641	322	403	423
Company acquisitions	184	21			457
Acquisition of associates	147	21	26	1	74
Total investments	1,270	683	348	404	954
Depreciation and impairment of property, plant and equipment and amortization of intangible assets	1,264	987	565	473	335
Impairment of intangible assets	8,509	2,991	-		8
Key ratios					
Parent company pay-out ratio	0.0 %	0.0 %	15.0 %	15.0 %	15.0 %
Dividend per DKK 4 share (in Danish kroner)	0.0	0.0	0.6	0.6	0.6
EBITA margin	2.7 %	(21.8)%	11.6 %	13.2 %	13.2 %
Return on invested capital including goodwill (ROIC including goodwill)	1.1 %	(11.9)%	8.5 %	16.2 %	17.8 %
Return on equity	(60.4)%	(66.0)%	5.4 %	11.2 %	17.1 %
Equity ratio	71.3 %	60.3 %	67.8 %	75.3 %	66.1 %
Key ratios per share					
Earnings per share basic (EPS)	(43.47)	(24.20)	1.19	2.40	4.04
Earnings per share diluted (EPS diluted)	(43.47)	(24.20)	1.18	2.38	4.00
Earnings per share excluding amortization and impairment of intangible assets and restructurings, etc.	3.04	(7.59)	3.36	3.47	4.28
Earnings per share excluding amortization and impairment of intangible assets and restructurings, etc., diluted	3.04	(7.59)	3.35	3.44	4.23
Cash flow per share (CFPS)	(0.31)	1.14	3.90	4.50	3.94
Book value per DKK 4 share	51	23	21	27	25
Share price at the end of the period	50	21	38	59	83
Employees					
Average number	6,213	5,475	4,343	4,640	5,190


AGENDA

Corporate Profile

GN has been helping people connect since 1869. Initially as a telegraph company and now as a manufacturer of headsets, hearing instruments and audiologic diagnostics equipment providing users with increased mobility, efficiency and quality of life. GN products are marketed globally.

GN markets its headsets for the contact center and office (CC&O) markets under the GN Netcom brand, and headsets for cell phones under the Jabra brand. GN hearing aids are sold under the ReSound, Beltone and INTERTON brands. GN Otometrics is GN's main brand for audiologic diagnostics equipment.

GN's manufacturing mainly takes place in China, and North America is the largest single market. China is GN's largest country of operation, ahead of North America.

GN is listed on the Copenhagen Stock Exchange and is a component of the OMXC20-index. GN has about 40,000 registered shareholders, who own just over 70% of the share capital in aggregate. Foreign investors hold an estimated 50% of the shares in the company.

Mission

As an international market leader, GN aims to generate a competitive return for its shareholders by developing, manufacturing and marketing innovative solutions for personal communication, and helping our employees respond to challenges and develop responsibility in an environment that combines advanced technology with global sales.

Goals

GN's goals for 2006-2008 are

- to become the dominant manufacturer of headsets for offices
- to remain the leading provider of wireless headsets for cell phones and similar products
- to achieve competitive and profitable growth rates in the hearing instrument business
- to obtain satisfactory earnings from audiologic diagnostics equipment
- to retain innovative leadership in all business areas
- for the GN share price to reflect the company's results and strategic potential.

Means

In 2006-2008, GN plans

- to transfer experience from the US office headsets business to Europe
- to expand the going-to-market skills in mobile headsets and the position as an OEM supplier
- to strengthen sales and marketing in order to expand market share for GN ReSound, Beltone and INTERTON on both mature and new markets
- to expand the Beltone dispenser network in the United States and fortify end-user contact through alliances, ownership and other methods in hearing instrument retailing
- to launch innovative products at ever-shorter intervals from larger product development departments
- to obtain synergies, improve production and logistics, and keep working capital at a minimum
- to continue to be an appealing employer, who ensures development of management and staff and provides performance-related pay.

Retaining Growth

Q4 2005

Revenue was DKK 1,808 million versus DKK 1,477 million in Q4 2004. The lower-than-expected sales of Jabra headsets was partly offset by OEM sales. Jabra sales were affected by new product launches late in the year. Organic growth in the CC&O business was slightly ahead of expectations at 28%. The hearing instruments business reported slightly weaker growth than had been expected. GN generated overall organic growth of 16% relative to Q4 2004.

Giving greater priority to top-line growth, GN raised sales, marketing and development costs by a total of DKK 77 million relative to Q4 2004, putting earnings under pressure in the short term.

EBITA was DKK 252 million (EBITA margin of 14%) against DKK 197 million in Q4 2004 (EBITA margin of 13%). The margin improved despite the still growing contribution to revenue from mobile headsets and the costs of the above-mentioned top-line growth initiatives.

Inventories were up by DKK 73 million during the quarter to DKK 747 million from DKK 518 million at December 31, 2004. GN Mobile's finished goods inventories were not reduced by as much as had been expected, and fewer OEM orders led to larger component inventories than expected. Trade receivables were DKK 1,387 million compared to DKK 947 million at December 31, 2004. Among others, the increase was driven by the strong business growth in Hello Direct. Trade payables were DKK 464 million, as compared to DKK 501 million at September 30, 2005 and DKK 275 million at December 31, 2004.

The headset divisions' Q4 cash flow from operating activities was an outflow of DKK 11 million compared to an inflow of DKK 113 million in Q4 2004, while the cash flow from operating activities in hearing instruments and audiologic diagnostics equipment was DKK 237 million compared to DKK 244 million in Q4 2004. GN's overall cash flow from operating activities were DKK 225 million compared to DKK 357 million in Q4 2004. The free cash flow fell to an outflow of DKK 235 million, in part due to the acquisition of INTERTON and the investment in the new head office.

Full Year 2005

The full-year EBITA was up by 20% over 2004 to DKK 876 million, in line with the guidance provided on November 3, 2005, and higher than the original forecast of almost a 15% increase from DKK 731 million in 2004. The improvement was satisfactory in light of the increased investments in top-line growth and it reflects the comprehensive changes implemented at GN and the strong advance on the headset markets.

The reported revenue of DKK 6,644 million was approximately DKK 1 billion more than originally forecast, which was mainly due to the surge in mobile headset sales to OEM customers and the stronger growth in sales of headsets on the North American office market.

New products and upgrades accounted for almost 60% of sales, due to the greater number of successful product launches and the growing importance of mobile headsets.

Profit for the year before tax was DKK 815 million, approximately DKK 65 million ahead of the guidance provided on February 21, 2005. The increase was due to the high level of business activity. The 2004 profit before tax was DKK 534 million.

The profit after tax was DKK 841 million compared to DKK 508 million in 2004 because the recognition of previously unrecognized tax assets in the balance sheet in total resulted in a tax income of DKK 26 milion. Profit from discontinuing operations was DKK 9 million, bringing profit for the year to DKK 850 million.

At December 31, 2005, net interest-bearing debt was DKK 720 million against DKK 245 million a year earlier.

Overall cash flows from operating activities fell to DKK 828 million from DKK 959 million in 2004, due in part to the increase in working capital triggered by the increase in headset revenue and the slightly lower turnover rates of headset inventories. The free cash flow fell by DKK 609 million to DKK 77 million, with investments totalling DKK 751 million. Of this amount, DKK 322 million was for company acquisitions and DKK 188 million was related to capitalized development costs.

The Supervisory Board intends to propose to the shareholders in general meeting that the company pay a dividend of DKK 0.6 per share in respect of the 2005 financial year and that GN carry out a share buyback program of up to DKK 400 million in market value in the first and second quarters of 2006.

CC&O Growth Rate More Than Doubled

GN estimates that office headsets generated twice as much revenue as headsets for the contact center market as a result of a sharp increase in marketing, the general popularity of wireless headsets and the growing proliferation of IP telephony. Wireless headsets contributed 41% of 2005 revenue, up from 31% in


Revenue
DKK millions
8,000
6,000
4,000
2,000
0
2001*
2002*
2003
2004
2005
* Excluding company divestments


EBITA
DKK millions
1,000
800
600
400
200
0
2001*
2002*
2003
2004
2005
* Excluding company divestments





We've cracked the code

Bold Approach to Marketing Hearing Instruments

The ReSound Metrix was the first of GN's most recent generation of hearing instruments to be marketed under a new strategy of aiming the full spotlight on each product launch. A visually aggressive style that attracts attention and clearly signals GN's strong technology platform. The writing style is clear and direct communication of the fact that GN takes pride in its new hearing instruments. The response we had at the two trade fairs, the EUHA and the AAA, shows that it worked. People were actually standing in line to get into GN's stands.

2004. As planned, GN expanded its US distribution network substantially during the year, signing agreements with all major retail chains and developing closer partnerships with several IT and office electronics distributors. SOHO segment sales through Hello Direct also improved substantially, and Hello Direct reported 2005 revenue of DKK 434 million. Growth was the strongest in the United States throughout the year, but demand also improved in Europe in the fourth quarter.

GN's CC&O headsets business embarked on a program of radical changes to its organization and corporate culture in late 2004, preparing for a market in which technology, products and distribution on the office headsets market and the mobile headsets market will be converging. The EBITA margin may come under pressure as the market potential unfolds due to the more competitive environment, because retail chains will increase their sales of less advanced products, and as the more cost-intensive direct sales route through Hello Direct in the US gains importance.

GN Mobile – The No. 1 Player in the Industry

GN retained its market position in a highly competitive market, supported by continued growth in Jabra revenue, which accounted for almost 50% of GN's total sales of mobile headsets, and the boom in sales to OEM customers. GN generated more than a 60% revenue improvement from 2004 to 2005 as revenue from Asia grew to DKK 113 million, compared to DKK 0 in 2003 and DKK 35 million in 2004. Expansion continues in Asia, with long-term demand from this market expected to reach or exceed the levels seen in the United States and Europe.

To date, the growing use of Bluetooth *technology* in cell phones has been the driver of headset sales, which almost doubled in 2005, but in the future, user demand for wireless music could also promote demand.

Revenue growth and retaining market leadership have been a top priority for GN's mobile business over the past two years. Going forward, GN believes that combining top-line growth with a goal of stronger earnings is now realistic.

Hearing Instruments – Improved Growth, Stronger Earnings

After several years of restructuring and focusing on the bottom line, GN shifted its focus to profitable growth at the beginning of 2005. The aim is to generate higher growth rates through more frequent product launches and a sales and marketing organization working as efficiently as GN's development operations. In 2005, the development operations were strengthened through 50 new employees.

On November 1, GN acquired German company INTERTON, whose strong market position in the low- and medium-price segments will complement the GN ReSound brand's strong profile in the premium segment. The launch of the ReSound Metrix marked GN's first launch of a high-end product since completing its extensive restructuring of production and the relocation of most production facilities to China. Consolidating GN's strong position in the premium segment, the ReSound Metrix has performed in line with expectations. Combined with the recent launches of the ReSound Pixel and the ReSound Plus5 in the upper and lower levels of the medium-price segment respectively and Beltone and INTERTON product sales improvements, the ReSound Metrix will contribute to stronger sales growth in 2006, especially in the US.



EBITA Margin
%
15
12
9
6
3
0
2001*
2002*
2003
2004
2005
* Excluding company divestments



Cash Flow from Operating Activities
DKK millions
1,000
800
600
400
200
0
2001*
2002*
2003
2004
2005
* Excluding company divestments

Refocusing the Audiologic Diagnostics Equipment Business

This GN unit narrowed its business focus in 2005. In future, GN plans to develop operations involving hearing and balance disorder testing and hearing instrument fitting and continue serving existing patient data management software customers. Relocation of some elements of semimanufactures production to the Far East, with final user fitting taking place in Denmark, is now almost complete.

Working to Improve Cash Flows

The strong growth and the importance of assured delivery highlight the importance of inventory and debtor management, areas in which GN has previously made good progress. Improving the cash flow creation will again become a priority. By expanding its efforts to further develop the supply chain in 2006, GN will become better equipped to meet the strongly growing demand and react to fluctuations during the year. Shutting down production in Ireland and relocating the European distribution center for hearing instruments from Ireland to Denmark and the continued updating of the IT infrastructure are among the initiatives intended to make GN production and logistics more efficient.

Options Granted at the Market Price Plus Hurdle Rate

In 2005, 92 individuals were granted options at a total Black-Scholes value of DKK 17 million, equal to about 15% of the aggregate salaries of the people involved. The options granted have a exercise price of 62, equal to the average share price during the 20 business days immediately following the release of GN's Annual Report for 2004. Due to the increase in employee headcount, the Supervisory Board plans to increase the grant to approximately DKK 25 million in 2006.

OUTLOOK FOR 2006

Improvements Set to Continue

Combined with the seasonality of the business, its more aggressive sales, marketing and development efforts will bring about a shift in GN earnings towards the second half of the year in 2006 as well as in 2005. GN projects revenue growth of 20% to at least DKK 8 billion and an EBITA of about DKK 1 billion assuming a US dollar-Danish krone exchange rate of 6.

The CC&O headsets business projects a full-year EBITA margin of 18-20% on revenue of at least DKK 1.8 billion. About half of the more than 15% revenue improvement is expected to derive from Hello Direct, the US sales channel, which is also set to enhance profitability in 2006.

The mobile headsets business projects a full-year EBITA margin of 3-5% on revenue of approximately DKK 2.7 billion. Revenue from both Jabra sales and OEM sales is expected to reach just over DKK 1.3 billion. By refocusing its strategy for this business area, GN will be able to give a higher priority to added profitability going forward, with due consideration to the goal of retaining its position as the industry's undisputedly largest manufacturer.

The hearing instruments business projects a full-year EBITA margin of 18-20% on revenue of approximately DKK 3.2 billion. The relocation of operations from Ireland to Denmark and China will have a negative impact of DKK 35 million on EBITA for 2006. Exclusive of the costs of relocating from Ireland the margin is 19-21%. Taken alone, the relocation will improve EBITA from hearing instruments by DKK 40 million per year, taking full effect in 2007. The revenue forecast includes the full-year contribution from INTERTON of almost DKK 250 million. Exclusive of INTERTON, organic growth is expected to be 7%.

The audiologic diagnostics equipment business projects a small EBITA on revenue of approximately DKK 325 million.

Group functions are expected to have a negative impact of approximately DKK 50 million on EBITA.

As in 2005, amortization of intangible assets acquired through company acquisitions is expected to amount to DKK 30 million, while net financial expenses are projected to be DKK 50 million.

Investments in property, plant and equipment and in intangible assets including development projects and hearing instrument distribution are expected to amount to just over DKK 1 billion, of which amount more than DKK 300 million relates to the new corporate headquarters. In 2006, GN will be allocating in excess of DKK 500 million more to sales, marketing and development than it did in 2005.

Profit before tax is expected to improve to approximately DKK 925 million from DKK 815 million in 2005.

Events After the Balance Sheet Date

GN hearing aid activities relocating from Ireland to China and Denmark (Announcement No. 1 of January 19. 2006).

DPTG I/S increases claim to DKK 5.0 billion in arbitration proceedings (Announcement No. 2 of February 14, 2006).


Employees
6,000
4,800
3,600
2,400
1,200
0
2001*
2002*
2003
2004
2005
* Excluding company divestments


Revenue Improvement from 2004 to 2005 by Business Area
GN ReSound
11%
GN Netcom
21%
GN Mobile
68%



The Next Craze: Designer Headsets

The Jabra JX10 is GN's new wireless headset in a new, groundbreaking design. This Bluetooth headset designed by Danish designers Jacob Jensen Design weighs less than ten grams (one-third of an ounce); it is less than four centimetres (1½ inch) long and features a stylish, timeless silver-tone design. Even more than its predecessors, the Jabra JX10 appeals to users who emphasize design and esthetics and who select products that match their appearance and clothing style. Design and functionality will be the two main factors driving the future demand for Bluetooth headsets. The Jabra JX10 arrived on the shelves in November 2005.

FINANCIAL REVIEW

The items of the investor-specific statements are reviewed below.

Revenue

Revenue was DKK 6,644 million versus DKK 5,548 million in 2004. Three of the four business areas reported revenue improvements in 2005.

Gross Profit

Gross profit improved to DKK 3,411 million from DKK 2,945 million in 2004. The improvement was driven especially by the increase in revenue. The 51% gross margin was impacted by the growing revenue from mobile headsets, especially from sales of low-margin products to OEM customers. Both GN Netcom and GN ReSound improved their gross margins to 65%.

Development Costs

Development costs incurred were DKK 371 million, compared to DKK 307 million in 2004, of which 51% was capitalized. The development costs will continue to increase in the years ahead, because of the tougher demands for product innovation in all business areas. Accumulated capitalized development costs amounted to DKK 445 million at December 31, 2005 against DKK 376 million at December 31, 2004. Capitalized projects are amortized over a period of 1-5 years. Projects involving mobile headsets are amortized over 12 months due to the short commercial life of such products. Going forward, amortization periods will generally become shorter.

Development costs recognized in the income statement rose to DKK 301 million (2004: DKK 272 million), including DKK 118 million (2004: DKK 107 million) in amortization on previously capitalized projects.

EBITA

The EBITA increase from DKK 731 million in 2004 to DKK 876 million in 2005 is a reflection of the revenue improvement and the ongoing efficiency improvements that have materialized after the in-depth restructurings of GN's production apparatus and the consolidation of the sales, marketing and development departments at fewer locations. However, the increase was partly offset by a large number of growth-promoting initiatives.

Financial Items and Non-recurring Items

Net financial items and non-recurring items were DKK (8) million versus DKK 2 million in 2004.

Profit Before Tax

GN posted a profit before tax of DKK 815 million against DKK 534 million in 2004.

Tax

Tax on the profit for the year was an income of DKK 26 million, because tax-loss carryforwards and other previously unrecognized tax assets of DKK 249 million were capitalized.


Revenue Distributed Geographically
Asia and rest of world 10%
North America 49%
Europe 41%


Revenue Distributed by Business Area
GN Otometrics 5%
GN Netcom 23%
GN ReSound 42%
GN Mobile 30%

Profit for the Year

The net profit for the year was DKK 850 million against DKK 508 million in 2004.

Balance Sheet

Total assets rose from DKK 6,086 million to DKK 8,091 million in 2005, primarily due to the expanded level of business activity and the acquisition of INTERTON, the hearing instrument manufacturer.

Inventories were up by DKK 229 million to DKK 747 million. Trade receivables rose by DKK 440 million to DKK 1,387 million. The number of inventory days fell from 109 to 105, and debtor days rose from 61 days to 68. At the same time, trade payables were up by DKK 189 million to DKK 464 million. Net interest-bearing debt was DKK 720 million at December 31, 2005.

Goodwill was DKK 502 million on headset operations and DKK 2,542 million on hearing instruments and audiologic diagnostics equipment. Impairment tests have reduced goodwill by DKK 8 million.

GN invested DKK 751 million in production plant, investments, etc., in 2005. Property, plant and equipment amounted to DKK 513 million at December 31, 2005, against DKK 429 million the year before.

Equity stood at DKK 5,349 million against DKK 4,580 million at December 31, 2004.

Cash Flows

The free cash flow for the year was DKK 77 million versus DKK 686 million in 2004. The drop was due in part to larger inventories and trade receivables resulting from the revenue improvement in the headsets business and the investments made in the hearing instrument business.

GN 360° – OPERATIONS AND RISK

Markets

GN holds about 35% of the market for headsets for contact centers and offices, second only to its US competitor Plantronics. The market for office products will become increasingly competitive as its potential unfolds and new players enter the scene, and longer term it will become a B2C market with wireless headsets driving demand.

Today, GN's products target a market of around 100 million people in the Western world who use a telephone at least two hours daily. The penetration rate is estimated to be close to 10%, and demand for office headsets is expected to grow by 20-30% annually in the long term. Office headsets accounted for about two-thirds of GN's 2005 revenue from CC&O headsets. Sales to contact centers follow general business trends and currently increase by 3-5% annually. Outsourcing contact centers to English-speaking countries in Asia remains a key factor, although there are also examples of center relocations being reversed, especially back to the United States, where job creation is crucial for headset sales.

The mobile market will remain highly competitive, even though fewer minor players are expected to attempt to set up operations. GN will seek to maintain its leading position and its market share at around 35% by sustaining a high pace of innovation and marketing headsets in all price categories. Having a substantial market share is important for long-term profitability. The global market reached an estimated 32 million Bluetooth headsets in 2005 and is expected to grow to 150-200 million units by 2010.

Mobile headset sales are driven by the use of Bluetooth technology in cell phones. Today, some 20% of the 750 million units manufactured annually offer Bluetooth functionality. By 2010, Bluetooth-enabled telephones are expected to account for a vast majority of the annual output. The popular demand for MP3 players and the advanced music functionality of cell phones are new and important factors of demand that will lead to the convergence of telephony, music, and computer games. Other factors include legislation making it mandatory for drivers to use hands-free telephony.

Bluetooth technology will find new applications in office headsets in 2006. GN holds an edge cost-wise due to the large-volume procurement of Bluetooth chipsets for mobile headsets.

The technological convergence between office and mobile headsets will be followed by a growing overlap in distribution and in products that can be used for either cell phones, fixed-line phones or PCs.

With a market share of more than 15%, GN is the world's fourth-largest manufacturer of hearing instruments. Siemens (Germany) is the largest, followed by William Demant (Denmark) and Phonak (Switzerland). The six largest players hold an aggregate market share of just over 85%. Overall global production of hearing instruments was around 7.5 million units in 2005, and the estimated market value at producer level was approximately DKK 18 billion. Growth of 4-6% annually is projected in terms of value over the next few years. The growth rate is expected to rise in the longer term, with the baby boom generation now nearing the age when the need for a hearing aid arises and with the new high-growth markets in Asia,

Costs Distributed by Functions


Adm. & management 13%
Research & development 5%
Sales & distribution 26%
Production 56%

Assets Distributed Geographically


Asia and rest of World 10%
North America 58%
Europe 32%

Eastern Europe and South America gaining in importance. If new comfortable products and stronger marketing efforts can change the generally negative perception of hearing instruments and help to lower the age at which people get their first hearing aid, penetration rates above the current 20% would boost growth rates considerably. Today, the average first-time buyer of a conventional hearing instrument is almost 70 years old, whereas people buying the open-fitting ReSoundAIR, which GN launched in 2003, are on average just over 60 years old. Subsidies, level of income and the population age profile, along with the general trend of increased noise in both public and private settings are key drivers of demand.

GN is the world's largest player in hearing and balance disorder testing, holding as it does a market share of around 25%. William Demant (Denmark) is the second-largest. In addition, several minor manufacturers are also on the market, which is currently growing by up to 5% annually.

Sales

GN sells its products through an increasing number of channels, reaching an ever-growing number of people. The distribution of office headsets is evolving rapidly. Hello Direct plans to further develop its direct sales to end users in small businesses through mail order, telemarketing and online sales. Contact centers are served directly or through specialist distributors.

GN's mobile headsets business sells OEM headsets to the leading cell phone manufacturers, and demand from these buyers varies widely from one quarter to the next. As headsets gradually become an indispensable component of new communication products, a scenario in which telephone manufacturers would want to partly insource headset development for strategic purposes should not be ruled out. GN brands Jabra products directly to consumers in cooperation with retailers, selling especially through telecoms operator outlets and through ordinary electronics stores.

GN sells most of its hearing instruments to large and small independent hearing aid dispensers: Almost 20% of sales are in the US, the UK, Belgium, Brazil, Russia and Poland through chains in which GN is able to influence operations. That percentage has risen substantially in the past few years, and this trend is set to continue, especially on emerging markets, because end-user contact is believed to be an important driver of growth and profitability in the longer term. GN creates end-user contact through full or partial ownership of retail chains or alliances with them. In 2005, sales to the public sector in Denmark, Sweden, Norway and the UK accounted for close to DKK 300 million.

In several European countries, hearing instrument users receive public healthcare subsidies. In several European markets, the pressure generally brought to bear on public healthcare costs could have a negative impact on sales. On the other hand, several US politicians are working to introduce a tax credit for private hearing instrument purchases, which represent almost 90% of the US market.

Buyers of audiologic diagnostics equipment are hearing clinics, hospitals, ear-nose-throat specialists and, on a smaller scale, OEM customers.

Customer concentration at GN is rising. A single GN customer accounted for more than 10% of 2005 revenue, while sales to the ten largest CC&O customers accounted for 25%. As a result of sales to OEM customers, the ten largest mobile headset customers accounted for 75%. The ten largest customers in the hearing instruments and audiologic diagnostics equipment businesses contributed about 25% to revenue.

Prices

The prices of headsets for contact centers and offices generally fall 5% a year. Historically, the lower prices have been offset by the launch of new products with more advanced functionality. Growing competition on the office market is expected to result in a certain degree of price cuts for mature products in the longer term, and the strong growth in sales of less advanced office headsets will reduce the average price of GN products. An advanced contact center headset costs up to USD 200.

Prices on the mobile headset market typically fall from September to December when Christmas promotions are being planned and when they end. The drop in 2005 was around 10%, but as the market matures, declining prices are increasingly being offset by product launches offering new technologies and functionality. As a result, GN's segmentation strategy still facilitates products launched at around USD 180, which is the recommended retail price of the new Jabra JX10 on the US market. The cheapest Jabra headset retails at USD 50.

In 2005, GN launched the advanced ReSound Metrix at a price that is currently 10% above that of previous high-end products. In the US, the ReSound Metrix retailed at more than USD 2,500 at the end of 2005. The pattern of higher prices on new products and slightly falling prices on older hearing instruments is expected to continue. This and the stronger demand in the medium- and low-price segments means that GN's average prices are not expected to rise in the near future. In addition, there is some competition-induced price pressure on less advanced devices, with these products beginning to offer high-end functionality at a faster rate than previously. GN's recent product launches, the ReSound Pixel and the

Employees Distributed Geographically



Asia and rest of World 34%
North America 28%
Europe 38%

Employees Distributed by Function



Adm. & management 11%
Research & development 7%
Sales & distribution 28%
Production 54%

ReSound Plus5 offering sound quality and open fitting matching more expensive devices, will retail from USD 1,000 to USD 1,500 on most markets.

Manufacturing and Distribution

In 2005, GN manufactured almost 1.3 million hearing instruments and, including outsourced production, almost 25 million headsets, amplifiers and other devices. The headsets output increased by more than 50% over 2004. The increase was distributed unevenly over the course of the year, as headset shipments to OEM customers fluctuate considerably from quarter to quarter. In addition, the supply chains come under added pressure during the fall months, because of the underlying seasonal fluctuations in demand for GN brand products.

All GN headsets are manufactured in China. External business partners assemble about 80% of the products manufactured. In future, these will typically be products sold evenly throughout the year in very high volumes. In order to ensure good interaction between the development and sales departments as well as production, GN will retain some in-house production, especially of products requiring considerable flexibility. Accordingly, supply chain has embarked on a transformation process in 2006, aiming to improve efficiency and profitability of the future business growth.

Continuing the work to standardize components, GN intends to improve flexibility and further reduce supply chain costs. GN's hearing instruments are all based on the same core component, the chipset containing the sound-processing algorithms. The other physical components vary considerably from product to product, and that makes production more complex and more expensive. Consequently, a comprehensive design-for-manufacturing program is currently being implemented.

In the headset business, using standard base components is a prerequisite for profitable operations, regardless of whether they form part of a GN Netcom, a Jabra or an OEM headset. The high-volume sales of OEM mobile headsets reduce the unit costs of GN's Jabra products, and the partnership with cell phone manufacturers helps to give GN the necessary market insight.

GN employs just over 1,000 people in headsets production at the Xiamen factory in China, which is also GN's Asian distribution center for hearing instruments and headsets. In Europe, headset products are distributed via the Netherlands. The two US distribution centers are located in California and New Hampshire.

After relocating from Cork in Ireland to Xiamen in the spring of 2006, GN's Chinese factory will be the only production site for BTE hearing instruments. The electronic components for ITE devices are assembled at Xiamen, while individual fitting takes place at a number of local and regional laboratories. Measured in terms of units and value, ITE devices account for 35% of both production and revenue.

Work to automate ITE hearing instrument production is on schedule. Today, one-third of the instruments are manufactured using advanced digital print technology, which results in shorter lead times and better quality. At the same time, production will be consolidated at fewer larger regional plants. For example, the Danish lab handles production for the Norwegian and Swedish markets, while the German lab serves Austria and Switzerland. More than 900 people are involved in manufacturing ITE hearing instruments and some 650 assemble BTEs. The distribution center serving the European hearing instrument market will relocate from Cork to the new corporate headquarters in Copenhagen in the spring of 2006. The center in Minnesota supplies the US market.

GN sources most components in Asia; this region accounts for 35% of hearing instrument and 100% of headset procurement costs. Although GN tries to adhere to its policy of having two suppliers in key strategic areas, this is not always possible. This was still the case for Bluetooth chipsets, for example, in 2005.

Environmental Issues and Working Environment

Given GN's limited consumption of raw materials and energy, its production processes do not have an adverse impact on the environment. Most headsets operate on rechargeable batteries. GN is aligning its production to comply with EU Directive 2002/95/EC on the phasing out of heavy metals such as lead and cadmium in electronic components. The Directive takes effect as of July 1, 2006.

End-user demands for ever-smaller and -lighter products help reduce the consumption of materials per manufactured unit. At the same time, the surge in headset sales allows products to be packaged and prepared for shipment close to customer locations, which could cut air freight costs and energy consumption and improve lead times and flexibility towards customers.

Soft soldering plays a moderate role in production, and effective ventilation and air cleaning procedures ensure a healthy working environment. As part of moving production facilities to China, GN has developed a more systematic process in the selection of subcontractors and continual follow-up to monitor their compliance with local environmental and occupational health and safety requirements. The two supply chains are in charge of expanding this project, working closely together with GN's legal department.

Development

GN retained its innovation rate at around 60%, even though the two top sellers, the GN 9120 office headset and the ReSoundAir open-fitting hearing instrument, have now both been on the market for more than two years. CC&O and Hearing Instruments reported innovation rates of 15% and 60% respectively. The rates are expected to rise in 2006. Launch frequency is rising in office headsets as well as hearing instruments, and today's products have a commercial life cycle of two to four years, compared to at least five years previously. As mobile headsets have a life cycle of 12-18 months, products launched within the last 24 months still account for more than 90% of GN Mobile revenue.

GN plowed back almost 6%, or DKK 371 million, of revenue into development activities. Development costs have risen by 20%. GN has up to 450 people employed in development or almost 100 more than at the end of 2004. Of the 450 people almost two thirds work in hearing aids and audiologic diagnostics equipment. Most of the development staff is based in Denmark or the US. The Chinese departments currently employ almost 50 development people and continue to expand, as do the algorithm department in the Netherlands and the audiological research center in Chicago.

The concentration of development staff in Denmark is based on the country's strong university environment in acoustics, digital signal processing (DSP), communications technology, product design and mechanical development. Also, several international businesses have operations in related fields in Copenhagen and southern Sweden.

In its hearing instrument operations, GN strengthened its know-



GN Moving to New Corporate Headquarters

More than 750 GN employees will be relocating to the new 34,000 square meter corporate headquarters during 2006, bringing GN's four business areas under one roof. Located on the western outskirts of Copenhagen, the new head office will feature some of the most advanced R&D facilities in the industry. In addition to two office buildings, GN's head office will also house GN ReSound and GN Otometrics production facilities, workshops, a distribution center and a warehouse.

how in signal processing and audiology substantially in 2005. Also, GN opened a development center in Aalborg, Denmark, a university city whose development environment is among the leaders in wireless technologies. INTERTON will be retaining its development department in Cologne, Germany, to safeguard this business unit's effective innovative power.

In all markets, GN is facing growing demand for more new product launches and upgrades of comfortable, user-friendly products. This makes it even more important to be focused on prioritization, innovative thinking, and not least on the interaction between the development and marketing departments. Through a stronger development effort, GN plans to consolidate its position in open-fitting hearing instruments and to develop even more Bluetooth applications in offices and in stereo headsets for telephones and other devices. In addition, GN aims to become better at making easy-to-use "plug-'n'-play" products. Installing a personal headset that can connect to a cell phone, a fixed line phone and a PC should be simple.

GN relies on design and technology input from external business partners. For example, GN Mobile spends about 25% of its development funds (totalling DKK 75 million) on external business partners. External partner costs are at a similar level for GN Netcom, which generally works concurrently with several partners on the same projects. This reduces reliance on individual suppliers and combined with the use of focus groups, it increases the likelihood of success. For hearing instruments and audiologic diagnostics equipment, costs connected with external business partners represent about 20% of the total costs of DKK 237 million, which accounts for almost 8% of revenue.

As in 2004, GN launched more than 30 new products in 2005. The greater strategic priority given to growth will increase the amount allocated to development activities by approximately DKK 150 million in 2006.

Assets and Investments

GN's assets held for operating activities – inventories, trade receivables and property, plant and equipment – amounted to DKK 2,647 million at December 31, 2005, or 33% of total assets. The remaining assets are mainly capitalized development projects or goodwill, the latter relating mainly to IT systems and companies acquired in the 1990s and in 2000. The carrying amount of GN's properties is DKK 179 million, of which the new head office in Denmark accounts for DKK 120 million. The total investment in the new head office is expected to amount to DKK 450 million by December 31, 2006. As part of the efforts to establish a single business operation, GN's IT departments have now been merged under one new management that will lead the group's IT platform through a process of rationalization over the next few years and creating an infrastructure capable of supporting growth.

In the fall, GN acquired German company INTERTON for approximately DKK 350 million, with the company being free of debt, plus an earnout agreement. Other investments totalling approximately DKK 100 million have been made in hearing instrument distribution, among other things.

Human Resources

To promote growth, GN expanded its HR operations in 2005, expanding the HR staff from 43 to 50 in 2005 partly to establish a specialized recruitment department in Denmark.

GN's HR function actively supports business operations by working to develop the organization and its employees. To this end, HR has reviewed its work and responsibilities over the past couple of years and now performs systematic organizational audits in 17 countries with a view to building skills and know-how in technical disciplines, management and project management. HR has also begun to station more employees.

HR's key assignment in 2005 was to recruit more than 300 new employees and help to integrate them into the sales, marketing and development departments. The sharp increase in production has also made it necessary to hire more employees for the key supply chain functions based in Denmark. In Denmark alone, staff increased by more than 200 people in 2005.

Today, GN has 1,000 employees more than at the beginning of 2005.

Given the smaller number of young people entering the labor markets over the next few years and companies having to compete harder for young talents, it is essential that GN can continue to attract and retain committed and skilled employees. GN's corporate culture and improved reputation, combined with personal and professional development, salaries, responsibility, supplementary training are all important factors in GN's efforts to be an appealing and respected employer at all GN locations. GN plans to give a higher priority to in-house recruitment and career opportunities.

Also important is the opportunity for employees to develop their professional skills on a regular basis, also through in-house development programs made available in cooperation with Danish and international consultants. The purpose is to strengthen each individual employee personally and professionally and to create networks that promote efficient knowledge-sharing across business areas and locations. GN will continue to station employees at other business units, also in other countries, in order to enhance cultural understanding and to continue to develop the GN spirit that reflects the many nationalities GN staff represent.

China is GN's largest country of operation, with more than 1,500 employees; the United States is second-largest, with 1,400. GN is committed to creating an international working environment in Denmark, appointing more and more employees from abroad to ensure that marketing and product design, in particular, have that international "look and feel" that is essential to global success. GN employs about 100 foreign nationals in Denmark, equal to almost 10% of staff.

Foreign Currency

GN has currency exposure only in connection with commercial transactions. GN does not raise loans or place surplus cash in foreign currency unless doing so reduces a currency exposure.

With about 60% of revenue and some 65% of costs generated in US dollars or US dollar-related currencies, GN's industrial competitiveness and its EBITA are resilient to likely US dollar fluctuations. Short-term fluctuations in the dollar would impact profit as and when products manufactured at a given exchange rate are sold at a different exchange rate at a later point in time. In the longer term, Asian currencies will take on added importance in terms of both revenue and costs. GN's cost base in China is approximately DKK 900 million. Revenue generated in China was DKK 100 million.

Financing

At December 31, 2005, GN had an equity ratio of 66% and net interest-bearing debt of DKK 720 million. The interest cover was 46 in 2005.

The debt was mainly DKK-denominated with a duration of less than one year, reflecting the asset composition with few non-current assets when disregarding goodwill. Other things being equal, a one-percentage-point increase in GN's finance costs would increase net interest expenses by approximately DKK 7 million.

GN has sufficient credit commitments to finance growth. GN will continue to apply debt financing in creating an appropriate capital structure that reflects the cash flow generated from operations.

Financial Credit Risks

GN holds most of its cash funds as short-term money market deposits with banks that have a satisfactory rating with Moody's or Standard & Poor's. GN's exposure to any single financial counterparty does not exceed 2.5% of such party's equity. GN had cash and cash equivalents of DKK 120 million at December 31, 2005.

Risk Management

In late 2005, GN began implementing a standardized and uniform mapping, reporting and management of risk, and in early 2006, the four business areas performed the analyses and processes needed to identify and manage GN's principal risks. The corporate risk management function is compiling the results and will present to the management GN's overall risk scenario, operational risk management plans and the prospects of taking out insurance against single events if considered financially feasible and appropriate.

The most critical single risks that could prevent GN from achieving its goals would be major breakdowns at the production facilities at Præstø, Denmark; Xiamen, China; and Bloomington, Minnesota in the US. Having the ability to attract and retain employees is a strategic challenge, especially considering demographic developments. GN's reputation and its many brands are also vital to the future of the company. In addition, the ability to identify and master new core technologies and to move quickly from idea to product are essential in achieving the targets set.

GN's insurance program reflects the scope and geographical location of its business operations. As GN business operations are expanding substantially and will continue to do so over the next few years, coverage requirements are reviewed not only when renewing policies, but also on a regular basis together with local and global advisors.

GN takes out insurance policies for liability, property damage and, when found appropriate and financially feasible, consequential loss. Liability and property damage coverage is subject to global standards adapted to local conditions. The Executive Management ensures that coverage always complies with GN's policies, reflects GN's exposure, and keeps the Supervisory Board updated on the scope and extent of the insurance program.

Corporate Governance

GN generally adheres to the recommendations on corporate governance issued by the Copenhagen Stock Exchange. In 2005, the Supervisory Board carried out an evaluation of the work it performs and of its working relationship with the Executive Management. This year's evaluation was conducted by the Chairman.

No member of the Supervisory Board elected at the general meeting is or has ever been an employee of GN. Of the six board members elected by the general meeting who are up for election each year, four have served on the Board for less than four years. The members of the Supervisory Board embody extensive business and management experience from international businesses in the shipping, pharmaceuticals, packaging, foods, and information technology industries, as well as the educational sector. The age limit for board members is 70.

The Supervisory Board held eight meetings during 2005. One was a strategy meeting at the Xiamen factory where the Board reviewed and defined the GN strategy. In addition to its continual business follow-up, the Board discussed risk management, IT strategy and financial capacity at its meetings. The Supervisory Board has not set up any sub-committees.

Pursuant to the Articles of Association, the Supervisory Board has been authorized to increase the share capital by up to a nominal amount of DKK 205 million, corresponding to 23% of the share capital. The authorization is valid until 2010. The Supervisory Board has also been authorized to increase the share capital as part of the company's share option plan. The authorization is for a nominal amount of up to DKK 8 million and is valid until 2006. In addition, the Supervisory Board has been authorized to issue employee shares for up to a nominal value of DKK 13.2 million until 2007. The Articles of Association may be amended in accordance with the general provisions of the Danish Public Companies Act.

Adequate, Timely and Simultaneous Communication to all Parties

Share Capital and Voting Rights

The company's share capital of DKK 879 million is distributed on 220 million shares each carrying one vote. There are no restrictions on ownership or voting rights.

The share capital will be written down to DKK 855 million, equal to 214 million shares, at the general meeting to be held in March 2006, as a result of the share buyback program completed on June 30, 2005. At the 2005 general meeting, 18% of the share capital was represented directly or by proxy.

The GN stock is 100% free float and the company has no dominant shareholders. ATP, Kongens Vænge 8, 3400 Hillerød, Denmark, is the only shareholder to have reported an ownership interest of more than 5% in the company. The company's 40,000 registered shareholders hold in aggregate just over 70% of the share capital. Foreign ownership is estimated at 50%. GN's holding of treasury shares equals 3.5% of the share capital to meet obligations under the share option plan and 2.7% deriving from the share buyback program. Both Danish institutional investors and private investors hold some 20% of GN. Members of the Supervisory Board, Executive Management and other "insiders" hold 75,032 GN shares. The ten largest registered shareholders held just over 30% of the share capital in aggregate at mid-February 2006.

Information Services

GN endeavors to provide adequate and timely information simultaneously to the market to provide the necessary framework through which the share price will always reflect the company's situation and its strategic opportunities.

Interim and full-year earnings releases are presented at meetings arranged for financial analysts, investors and the press. To ensure that everyone has equal access, these meetings and the related teleconferences are all held in English and transmitted live at GN's Web site: www.gn.com. All presentations are available from the Web site. Some 15 financial analysts in Denmark and abroad provide active coverage of the GN stock.

With a subscription to GN's news and information services at www.gn.com, interested parties receive news from GN immediately after the release of announcements to the Copenhagen Stock Exchange, as well as the GN Magazine, which in 2006 will be issued four times. GN Magazine elaborates on the interim reports and provides additional information on new measures taken by the operational units and the challenges they face. GN issued 32 announcements to the Copenhagen Stock Exchange in 2005, six of which pertained to insider transactions in GN shares or GN options, while 11 related to the GN share buyback. The announcements are available at www.gn.com/investor/announcements/2005.

The company makes an ongoing effort to strengthen relations with Danish and foreign shareholders as well as with prospective investors, in many cases through meetings organized by banks or stockbrokers. During the year, GN took part in three events organized by the Danish Shareholders Association and one arranged by the Danish Society of Financial Analysts. In addition to the regular roadshows following the release of each interim report, GN attended investor conferences in New York, London and Stockholm.

Share Option Plans

In 2005, 92 employees including the members of the Executive Management were granted a total of 1,083,781 options running for five years and with an estimated Black-Scholes value of DKK 17 million at an average exercise price of 62. There were a total of 3,383,605 European and 2,185,066 American share options outstanding at December 31, 2005, corresponding to 2.5% of the share capital. Based on the average exercise price of 49, the outstanding options had a calculated Black-Scholes value of DKK 213 million.

Proposals to be submitted to the AGM (extract)

The Supervisory Board intends to propose to the Annual General Meeting that

- a dividend of DKK 0.6 per share be paid in respect of the 2005 financial year
- the company makes a share buyback of up to a market value of DKK 400 million
- KPMG be re-elected as auditors
- the board members elected by the general meeting be re-elected.

Share Price

Including declared dividends, the GN share provided a return of 41% in 2005.

Shareholder Structure, February 2006	%
Foreign investors	31
Danish institutionals	18
Private investors etc.	17
Non-registered investors	28
GN	6
Total	100

Financial Calendar 2006

March 21:	Annual General Meeting The AGM will be held at 3.30 pm., CET at Radisson SAS Falconer Center, Falkoner Allé 9, DK-2000 Frederiksberg
May 9:	Q1 interim report 2006
August 16:	Q2 interim report 2006
November 6:	Q3 interim report 2006


Share Price Development 2001-2005 (Index)
(DKK)
300
250
200
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0
Dec00
Mar01
Jun01
Sep01
Dec01
Mar02
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Mar03
Jun03
Sep03
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Jun04
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GN Store Nord
William Demant
Phonak


Share Price Development 2001-2005 (Index)
(DKK)
300
250
200
150
100
50
0
Dec00
Mar01
Jun01
Sep01
Dec01
Mar02
Jun02
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GN Store Nord
Logitech
Plantronics

GN Netcom

Organic Growth Doubled

Q4 2005

The CC&O headsets revenue of DKK 454 million exceeded expectations and represented an improvement of DKK 114 million relative to Q4 2004. Organic growth rose to 28% from 21% in Q3 2005, thanks to strong sustained growth in the US and resurgent growth in Europe. Generating revenue of DKK 130 million, Hello Direct continued to improve. Sales of wireless headsets to the office market rose by 75% relative to Q4 2004. Growth in the contact center market is estimated at 5%.

New products accounted for 5% of Q4 revenue, the level being due to the fact that, for commercial reasons, the division postponed marketing of the next generation of wireless headsets until the first quarter of 2006. Wireless products accounted for 44% of revenue. Sales to offices accounted for about 70% of revenue.

Revenue was DKK 236 million in North America, DKK 190 million in Europe and DKK 28 million in Asia and the rest of the World.

EBITA was DKK 95 million (a margin of 20.9%) up from DKK 75 million (22.1%) in Q4 2004. Hello Direct's low-margin business affected the EBITA margin because of its larger revenue.

2005

The CC&O headsets business generated revenue of DKK 1,549 million in 2005, a 17% increase over 2004. The original guidance for 2005 was for revenue of at least DKK 1.4 billion. As had been expected, growth accelerated during the year. Wireless headsets accounted for 41% of sales, or DKK 635 million, up from 31% in 2004.

During the first three quarters of the year, advances were driven especially by the US office market. Europe saw resurgent growth in the fourth quarter. The 2005 revenue from offices was just over DKK 1 billion.

In addition to the success of wireless headsets and the growing use of IP telephony, the surge in revenue was driven by intensified marketing efforts and attractive market conditions in the US. In order to promote further growth, people with experience and knowhow from international retail sales in related industries with short product life cycles have been appointed to the organization.

Hello Direct proved to be an efficient channel for the SOHO segment in 2005, although its costs are higher than the rest of the GN distribution channels, because customers generally buy one headset at a time. Major corporate customers typically order between 100 and 1,000 headsets at a time. Hello Direct generated more than 70% of its revenue from GN headsets. Hello Direct grew its revenue by 45% in 2005 to DKK 434 million.

Retail chains, along with their catalogs and Web sites, will become important sales channels in the future. Accordingly, GN built a good position in the US in 2005 that will be reinforced by additional marketing resources.

At the CES fair in January 2006, GN presented its new wireless family of products at prices ranging from USD 249 to USD 349. GN believes it has the best product range in the industry at this time:


Revenue
DKK millions
2,000
1,500
1,000
500
0
2003
2004
2005


Revenue Distributed Geographically
%
100
80
60
40
20
0
2003
2004
2005
North America
Europe
Asia and rest of World


Revenue by Products
%
100
80
60
40
20
0
2003
2004
2005
Corded products
Wireless products

the GN 9300 series, the GN 9120, the GN 6210, which encompass both conventional telephony and VoIP.

Revenue was DKK 787 million in North America, DKK 655 million in Europe and DKK 107 million in Asia and the rest of the World.

EBITA rose to DKK 313 million (a margin of 20.2%) from DKK 257 million (19.5%). Hello Direct's lower-margin earnings were outweighed by scale benefits from the greater level of activity.

GN Mobile

The No. 1 Player in the Industry

Q4 2005

GN Mobile generated Q4 2005 revenue of DKK 264 million from Jabra products (2004: DKK 188 million) and of DKK 223 million from OEM headsets (2004: DKK 150 million). Wireless Bluetooth headsets accounted for 85% of revenue. New products launched in 2004 and 2005, including the Jabra JX10 and the Jabra BT500, accounted for more than 90% of revenue. At the beginning of 2006, GN's portfolio consisted of more than 30 Jabra products and more than 10 OEM agreements. Jabra stereo headsets were introduced in stores in the first quarter of 2006.

Revenue was DKK 297 million in North America, DKK 166 million in Europe and DKK 24 million in Asia and the rest of the World.

EBITA was DKK 25 million (a margin of 5.1%) against DKK 2 million (0.6%) in Q4 2004.

2005

The full-year revenue was DKK 1,960 million against DKK 1,198 million in 2004. The original forecast was for revenue of at least DKK 1.3 billion, assuming OEM sales of at least DKK 300 million. Actual OEM revenue was DKK 1,036 million, corresponding to 53% of total revenue. Actual Jabra revenue was DKK 924 million, corresponding to organic growth of 36%.

The overall Bluetooth market nearly doubled in terms of units sold in 2005. The 75% revenue improvement on the US market in 2005 was driven by the launch of Bluetooth technology on the US telephone market. The new management in Asia lifted sales several times over.

Like it did the year before, GN launched the widest-ranging family of products at the CeBIT fair in March 2005. GN introduced a total of 25 new products on the market in 2005: unfortunately, capacity constraints in the development department caused several launches to be delayed until the end of the year, including the award-winning Jabra JX10.

GN Mobile has 250 employees, not including the supply chain staff. At the beginning of 2003, when mobile headsets were spun off into an independent business area, the head count was less than 50. The dramatic expansion of the organization ties up a lot of resources. Going forward, these will be released gradually for customer-oriented initiatives. Achieving the goal of creating a strong international Jabra brand will continue to require a great deal of investment in development and marketing on all existing and new markets.

GN launched three new products at the CES fair held in the US in early January 2006, including the first of a number of Jabra stereo headsets for telephony and music. No one else at the fair was able to present such an extensive range of wireless products, giving GN good reason to expect that the company can retain its current market share, which is built upon all product categories and price segments.

Revenue was DKK 1,264 million in North America, DKK 583 million in Europe and DKK 113 million in Asia and the rest of the World.

EBITA rose to DKK 61 million (a margin of 3.1%) from DKK 20 million (1.7%) in 2004.


Revenue
DKK millions
2,000
1,500
1,000
500
0
2003
2004
2005


Revenue Distributed Geographically
%
100
80
60
40
20
0
2003
2004
2005
North America
Europe
Asia and rest of World


Revenue by Product Type
%
100
80
60
40
20
0
2003
2004
2005
Bluetooth products
Other products


Revenue by Jabra and OEM Products
%
100
80
60
40
20
0
2003
2004
2005
Jabra products
OEM products

GN ReSound

Profitable Growth Takes Top Priority

Q4 2005

GN generated hearing instrument revenue of DKK 776 million in October, November and December, compared to DKK 698 million in Q4 2004. Organic growth was 1%, reflecting a very weak market with satisfactory demand for GN's premium products, but also a drop in sales in the medium- and low-price product categories. The ReSoundAIR and the other open-fitting products continued to generate sales growth, even after almost three years on the market. The innovation rate was 60%. The improvement over the third quarter was driven by the ReSound Metrix.

Revenue was DKK 297 million in North America, DKK 378 million in Europe and DKK 101 million in Asia and the rest of the World.

EBITA was DKK 146 million (a margin of 18.8%) against DKK 168 million (24.1%) in Q4 2004 e.g. due to an overall DKK 59 million investment increase in sales, marketing and development relative to Q4 2004.

2005

Revenue improved to DKK 2,795 million from DKK 2,670 million in 2004. Net of the INTERTON acquisition, organic growth was 3%, which was in line with the original guidance. The growth momentum was affected by GN's older medium- and low-price product portfolio, which was recently renewed with the launch of the ReSound Pixel and the ReSound Plus5. Sales of cochlear implants in Japan were discontinued in early 2005.

Beltone's all-new product portfolio has reversed several years of negative performance, and the brand now contributes 25% of overall revenue. Improvements were reported both in and outside the United States. The Beltone network is constantly expanding, but stronger competition in the retail segment among hearing instrument manufacturers and expansion in the major dispenser chains has held back the improvements.

The planned extra resources allocated to marketing had the intended effect, as could be seen at the AAA fair in Washington in April and the EUHA fair in Nuremberg in October. The new high-profile marketing style continues, as most recently witnessed at the February 1, 2006 launch of the ReSound Pixel and the ReSound Plus5.

In November, GN acquired German company INTERTON. As a strong value-for-money supplier in the medium- and low-price segments, INTERTON complements GN ReSound's distinct technology profile in the premium segment, which is extremely important on the North American market. Prior to acquiring INTERTON, GN was only able to sell ReSound products to dispensers who carried products from more than one manufacturer, because on the North American market, Beltone devices are sold exclusively through the Beltone network. INTERTON also gives GN access to new sales channels such as Costco, the second-largest discount retail chain in the United States. Also, INTERTON has doubled GN's market share in Germany in terms of units sold.

Revenue was DKK 1,118 million in North America, DKK 1,282 million in Europe and DKK 395 million in Asia and the rest of the World.

EBITA rose to DKK 557 million (a margin of 19.9%) from DKK 532 million (19.9%) in 2004. The EBITA margin was lifted by the continued improvement of the gross margin from 61% in 2004 to 65% in 2005 and adversely affected by, among other things, the DKK 126 million investment increase in sales, marketing and development.


Revenue
DKK millions
3,000
2,500
2,000
1,500
1,000
500
0
2003
2004
2005


Revenue Distributed Geographically
%
100
80
60
40
20
0
2003
2004
2005
North America
Europe
Asia and rest of World


Revenue by BTE and ITE Devices
%
100
80
60
40
20
0
2003
2004
2005
ITE products
BTE products

GN Otometrics

Profit ahead of Growth

Q4 2005

Revenue was DKK 88 million, down from DKK 97 million in Q4 2004. The decline was due to a drop in business activity in patient data management software and subdued market growth on the US market for audiologic diagnostics equipment.

Revenue was DKK 28 million in North America, DKK 40 million in Europe and DKK 20 million in Asia and the rest of the World.

EBITA was DKK 5 million (a margin of 5.7%) against a loss of DKK 3 million (minus 3.1%) in Q4 2004.

2005

Revenue fell to DKK 324 million from DKK 348 million in 2004. The drop was due to slower business activity in patient data management software and the business platform having been trimmed. Going forward, GN will concentrate on clinical diagnosis of hearing loss and balance disorder testing, as well as hearing instrument fitting systems, which contributed 85% of 2005 revenue. GN plans to continue serving existing patient data management customers, but the business area will not be expanded.

The product launch strategy has also been amended: instead of a small number of major launches, GN will more frequently be releasing relatively small upgrades and innovations that offer integration with existing hardware and software at hearing clinics and forward compatibility. GN launched four new products in 2005, compared to two in 2004.

The project to outsource parts of the semimanufactures production to subcontractors in the Far East is almost complete, and the units in Denmark and the United States now mainly handle the final assembly of the instruments as well as development, sales and marketing and customer service.

Overhead costs fell substantially in 2005, due to major cuts in head office staff and the merging of four locations into two.

Revenue was DKK 78 million in North America, DKK 198 million in Europe and DKK 48 million in Asia and the rest of the World.

EBITA rose to DKK 1 million (a margin of 0.3%) from a DKK 7 million loss (minus 2.0%) in 2004.


Revenue
DKK millions
400
300
200
100
0
2003
2004
2005


Revenue Distributed Geographically
%
100
80
60
40
20
0
2003
2004
2005
North America
Europe
Asia and rest of World


Revenue Contributions from new Products*
%
12
10
8
6
4
2
0
2004
2005
* Products and upgrades from the last 24 months

OTHER BUSINESS ACTIVITIES

The GN Great Northern Telegraph Company reported revenue of DKK 21 million against DKK 16 million in 2004. EBITA was DKK 6 million against a loss of DKK 2 million in 2004. DPTG I/S, in which GN holds a 75% stake, is still a party to arbitration proceedings with Telekomunikacja Polska S.A. Due to developments in the case, DPTG I/S has increased its claim to DKK 5.0 billion for the period from 1994 to mid-2005. The previous claim was for DKK 1.6 billion for the period from 1994 to 2002. DPTG's agreement with TPSA covers the period 1994-2009.

Investor-specific Statements

Earnings, Cash Flows and Selected Balance Sheet Items by Business Area

GN Store Nord's consolidated and parent company financial statements are presented in accordance with the provisions of the International Financial Reporting Standards as adopted by the EU and additional Danish disclosure requirements for annual reports of listed companies.

These standards, regulations and guidelines do not consider the concepts of EBITDA and EBITA, which are often applied in a valuation of a company's profitability and in comparisons of GN with its competitors or other comparable companies.

GN defines EBITA as the operating profit before impairment of goodwill and amortization of other intangible assets acquired in company acquisitions and before restructuring costs originating from significant business restructurings, etc. and items of a non-recurring nature such as exceptional write-downs on assets, etc.

EBITDA is defined as EBITA before depreciation of property, plant and equipment.

Amortization of development projects developed in-house, etc., is included in both EBITDA and EBITA.

The International Financial Reporting Standards require that impairment of property, plant and equipment, internally generated intangible assets and items of a non-recurring nature are treated as ordinary items and, to the extent possible, included under the respective functions in the income statement as "Production costs", "Development costs", "Selling and distribution costs" and "Management and administrative expenses" etc.

For the purpose of calculating EBITA and EBITDA operating profit is adjusted for the following:

- Impairment of goodwill and amortization of other intangible assets acquired in company acquisitions, as these are recognized in EBITA cf. the Group's definition.

- Write-downs on other assets, which according to the IFRS income statement classified by function are recognized in the costs of individual functions, including manufacturing, selling and distribution costs, and management and administrative expenses, but which are considered to be non-recurring items in an investor-specific income statement.

- The share of profit from associates which is not considered a part of EBITA.

The EBITA figure is then adjusted for ordinary depreciation of property, plant and equipment, resulting in the EBITDA figure.

Business Area Operations

The statements contain earnings of each business area, GN Netcom (Contact Center & Office Headsets and Mobile Headsets), GN ReSound (Hearing Instruments and Audiologic Diagnostics Equipment) and other, for the last eight quarters.

The presentation also centers on the earnings concepts of EBITDA and EBITA, and performance is shown through changes in revenue, gross profit, overheads excluding developments costs, depreciation and amortization and expensed development costs.

Cash Flow Statement by Quarterly Period and by Business Area

The statements also provide, for the past eight quarters, changes in cash flows from operating activities before changes in working capital, changes in working capital, cash flows from operating activities before financial items, taxes paid and restructuring costs, cash flows from operating activities, cash flows from investing activities and cash flows from financing activities.

The presentation and the method of calculation applied are identical to what is used in an IFRS cash flow statement.

Investor-specific Income Statement per Quarterly Period

(DKK millions)	Q1 2004 (unaud.)	Q2 2004 (unaud.)	Q3 2004 (unaud.)	Q4 2004 (unaud.)	2004 total (aud.)	Q1 2005 (unaud.)	Q2 2005 (unaud.)	Q3 2005 (unaud.)	Q4 2005 (unaud.)	2005 total (aud.)
Revenue	1,231	1,383	1,457	1,477	5,548	1,361	1,630	1,845	1,808	6,644
Production costs	(546)	(634)	(743)	(680)*	(2,603)	(612)	(784)	(978)	(859)	(3,233)
Gross profit	685	749	714	797	2,945	749	846	867	949	3,411
Incurred development costs	(66)	(72)	(65)	(104)*	(307)	(72)	(94)	(89)	(116)	(371)
Selling and distribution costs	(289)	(302)	(300)	(330)*	(1,221)	(324)	(367)	(365)	(395)	(1,451)
Management and administrative expenses	(146)	(152)	(149)	(150)*	(597)	(143)	(156)	(157)	(165)	(621)
Other operating income	1		6	3	10	1	8	1	3	13
Operating profit (loss) before capitalization and amortization of development costs, amortization and impairment of intangible assets acquired in company acquisitions	185	223	206	216	830	211	237	257	276	981
Capitalized development costs	32	36	28	46	142	38	50	43	57	188
Amortized development costs	(30)	(25)	(24)	(28)	(107)	(26)	(24)	(34)	(34)	(118)
EBITDA	187	234	210	234	865	223	263	266	299	1,051
Depreciation and amortization relating to:										
Production	(11)	(10)	(11)	(12)	(44)	(12)	(13)	(15)	(12)	(52)
Selling and distribution	(3)	(3)	(4)	(4)	(14)	(4)	(4)	(4)	(2)	(14)
Administration	(19)	(17)	(19)	(21)	(76)	(24)	(23)	(29)	(33)	(109)
EBITA	154	204	176	197	731	183	223	218	252	876
Share of profit (loss) in associates	6	10	9	1	26		(4)		(7)	(11)
Amortization of goodwill	(50)	(51)	(47)	(47)	(195)					
Amortization of other intangible assets acquired in company acquisitions	(7)	(8)	(8)	(7)	(30)	(7)	(8)	(7)	(12)	(34)
Impairment							-	-	(8)	(8)
Earnings before interest and tax (EBIT)	103	155	130	144	532	176	211	211	225	823
Gains (losses) on disposal of discontinuing operations		9		30	39	-			13	13
Capital gains (losses) on shares, dividends	3	(1)	-	-	2	2	1		-	3
Financial income	8	9	6	7	30	13	16	1	13	43
Financial expenses	(14)	(20)	(19)	(16)	(69)	(21)	(13)	(8)	(25)	(67)
Earnings before tax (EBT)	100	152	117	165	534	170	215	204	226	815
Margins:										
Gross margin	55.6%	54.2%	49.0%	54.0%	53.1%	55.0%	51.9%	47.0%	52.5%	51.3%
EBITA margin	12.5%	14.8%	12.1%	13.3%	13.2%	13.4%	13.7%	11.8%	13.9%	13.2%
EBITA margin, excl. capitalization and amortization of development costs	12.3%	14.0%	11.8%	12.1%	12.5%	12.6%	12.1%	11.3%	12.7%	12.1%

*) The above accounting items for Q4 2004 include provision for rental obligation relating to vacation of offices in the amount of DKK 30 million. The rental obligation is distributed by function.

The accounting abbreviations EBITDA and EBITA are not defined in International Financial Reporting Standards as adopted by the EU.

Quarterly Operations by Business Area

(DKK millions)	Q1 2004 (unaud.)	Q2 2004 (unaud.)	Q3 2004 (unaud.)	Q4 2004 (unaud.)	2004 total (aud.)	Q1 2005 (unaud.)	Q2 2005 (unaud.)	Q3 2005 (unaud.)	Q4 2005 (unaud.)	2005 total (aud.)
Revenue										
Contact Center & Office Headsets	325	337	314	340	1,316	342	373	380	454	1,549
Mobile Headsets	150	292	418	338	1,198	292	482	699	487	1,960
Hearing Instruments	662	667	643	698	2,670	641	690	688	776	2,795
Audiologic Diagnostics Equipment	90	83	78	97	348	80	84	72	88	324
Other*	4	4	4	4	16	6	1	6	3	16
GN total	1,231	1,383	1,457	1,477	5,548	1,361	1,630	1,845	1,808	6,644
Gross profit										
Contact Center & Office Headsets	202	224	194	220	840	222	249	248	291	1,010
Mobile Headsets	41	76	84	91	292	74	101	128	122	425
Hearing Instruments	390	402	393	438	1,623	412	456	455	498	1,821
Audiologic Diagnostics Equipment	48	43	39	51	181	35	37	30	36	138
Other*	4	4	4	(3)**	9**	6	3	6	2	17
GN total	685	749	714	797	2,945	749	846	867	949	3,411
Overheads excluding development costs and depreciation and amortization of assets										
Contact Center & Office Headsets	(126)	(130)	(131)	(126)	(513)	(131)	(150)	(162)	(169)	(612)
Mobile Headsets	(35)	(47)	(57)	(69)	(208)	(63)	(62)	(76)	(68)	(269)
Hearing Instruments	(237)	(236)	(213)	(215)	(901)	(235)	(258)	(242)	(275)	(1,010)
Audiologic Diagnostics Equipment	(27)	(31)	(29)	(35)	(122)	(25)	(29)	(26)	(26)	(106)
Other*	(9)	(10)	(13)	(32)**	(64)**	(12)	(16)	(15)	(19)	(62)
GN total	(434)	(454)	(443)	(477)	(1,808)	(466)	(515)	(521)	(557)	(2,059)
Expensed development costs										
Contact Center & Office Headsets	(9)	(8)	(9)	(9)	(35)	(10)	(10)	(11)	(17)	(48)
Mobile Headsets	(13)	(11)	(11)	(15)	(50)	(15)	(19)	(18)	(23)	(75)
Hearing Instruments	(27)	(31)	(27)	(38)	(123)	(27)	(33)	(42)	(49)	(151)
Audiologic Diagnostics Equipment	(15)	(11)	(14)	(17)	(57)	(8)	(6)	(9)	(4)	(27)
Other*				(7)**	(7)**				-	
GN total	(64)	(61)	(61)	(86)	(272)	(60)	(68)	(80)	(93)	(301)
EBITDA										
Contact Center & Office Headsets	69	86	54	85	294	81	89	75	105	350
Mobile Headsets	(9)	18	16	7	32	(4)	20	34	31	81
Hearing Instruments	126	135	153	185	599	150	165	171	174	660
Audiologic Diagnostics Equipment	6	1	(4)	(1)	2	2	2	(5)	6	5
Other*	(5)	(6)	(9)	(42)**	(62)**	(6)	(13)	(9)	(17)	(45)
GN total	187	234	210	234	865	223	263	266	299	1,051
Depreciation and amortization										
Contact Center & Office Headsets	(9)	(9)	(9)	(10)	(37)	(10)	(8)	(9)	(10)	(37)
Mobile Headsets	(2)	(2)	(3)	(5)	(12)	(4)	(5)	(5)	(6)	(20)
Hearing Instruments	(17)	(15)	(18)	(17)	(67)	(23)	(22)	(30)	(28)	(103)
Audiologic Diagnostics Equipment	(3)	(2)	(2)	(2)	(9)	(1)	(1)	(1)	(1)	(4)
Other*	(2)	(2)	(2)	(3)**	(9)**	(2)	(4)	(3)	(2)	(11)
GN total	(33)	(30)	(34)	(37)	(134)	(40)	(40)	(48)	(47)	(175)
EBITA										
Contact Center & Office Headsets	60	77	45	75	257	71	81	66	95	313
Mobile Headsets	(11)	16	13	2	20	(8)	15	29	25	61
Hearing Instruments	109	120	135	168	532	127	143	141	146	557
Audiologic Diagnostics Equipment	3	(1)	(6)	(3)	(7)	1	1	(6)	5	1
Other*	(7)	(8)	(11)	(45)**	(71)**	(8)	(17)	(12)	(19)	(56)
GN total	154	204	176	197	731	183	223	218	252	876
EBITA margin										
Contact Center & Office Headsets	18.5 %	22.8 %	14.3 %	22.1 %	19.5 %	20.8 %	21.7 %	17.4 %	20.9 %	20.2 %
Mobile Headsets	(7.3)%	5.5 %	3.1 %	0.6 %	1.7 %	(2.7)%	3.1 %	4.1 %	5.1 %	3.1 %
Hearing Instruments	16.5 %	18.0 %	21.0 %	24.1 %	19.9 %	19.8 %	20.7 %	20.5 %	18.8 %	19.9 %
Audiologic Diagnostics Equipment	3.3 %	(1.2)%	(7.7)%	(3.1)%	(2.0)%	1.3 %	1.2 %	(8.3)%	5.7 %	0.3 %
Other*	(175.0)%	(200.0)%	(275.0)%	(1,125.0)%	(443.8)%	(133.3)%	(1,700.0)%	(200.0)%	(633.3)%	(350.0)%
GN total	12.5 %	14.8 %	12.1 %	13.3 %	13.2 %	13.4 %	13.7 %	11.8 %	13.9 %	13.2 %

*) "Other" comprises Telegraph Company, GN Ejendomme, corporate staff, corporate finance and eliminations.

**) The above accounting items for Q4 2004 include provision for rental obligation relating to vacation of offices in the amount of DKK 30 million. The rental obligation is distributed by function and included in "Other".

Expensed Development Costs

(DKK millions)	Q1 2004 (unaud.)	Q2 2004 (unaud.)	Q3 2004 (unaud.)	Q4 2004 (unaud.)	2004 total (aud.)	Q1 2005 (unaud.)	Q2 2005 (unaud.)	Q3 2005 (unaud.)	Q4 2005 (unaud.)	2005 total (aud.)
Incurred development costs*										
Contact Center & Office Headsets	(7)	(9)	(6)	(15)	(37)	(10)	(15)	(13)	(21)	(59)
Mobile Headsets	(10)	(10)	(10)	(18)	(48)	(13)	(21)	(18)	(23)	(75)
Hearing Instruments	(35)	(40)	(36)	(48)	(159)	(40)	(48)	(49)	(63)	(200)
Audiologic Diagnostics Equipment	(14)	(13)	(13)	(16)	(56)	(9)	(10)	(9)	(9)	(37)
Other**	-	-	-	(7)***	(7)***	-	-	-	-	-
GN total	(66)	(72)	(65)	(104)	(307)	(72)	(94)	(89)	(116)	(371)
Capitalized development costs										
Contact Center & Office Headsets	3	5	2	11	21	4	10	7	10	31
Mobile Headsets	6	6	7	10	29	7	12	10	10	39
Hearing Instruments	16	19	16	22	73	22	21	22	29	94
Audiologic Diagnostics Equipment	7	6	3	3	19	5	7	4	8	24
Other**	-	-	-	-	-	-	-	-	-	-
GN total	32	36	28	46	142	38	50	43	57	188
Amortized development costs										
Contact Center & Office Headsets	(5)	(4)	(5)	(5)	(19)	(4)	(5)	(5)	(6)	(20)
Mobile Headsets	(9)	(7)	(8)	(7)	(31)	(9)	(10)	(10)	(10)	(39)
Hearing Instruments	(8)	(10)	(7)	(12)	(37)	(9)	(6)	(15)	(15)	(45)
Audiologic Diagnostics Equipment	(8)	(4)	(4)	(4)	(20)	(4)	(3)	(4)	(3)	(14)
Other**	-	-	-	-	-	-	-	-	-	-
GN total	(30)	(25)	(24)	(28)	(107)	(26)	(24)	(34)	(34)	(118)

Development in Selected Balance Sheet Items

(DKK millions)	March 31 2004 (unaud.)	June 30 2004 (unaud.)	Sept. 30 2004 (unaud.)	Dec. 31 2004 (aud.)	March 31 2005 (unaud.)	June 30 2005 (unaud.)	Sept. 30 2005 (unaud.)	Dec. 31 2005 (aud.)
Goodwill								
GN Netcom	515	506	488	441	461	491	493	502
GN ReSound	2,270	2,235	2,157	1,940	2,034	2,198	2,211	2,542
GN total	2,785	2,741	2,645	2,381	2,495	2,689	2,704	3,044
Development projects, developed in-house								
GN Netcom	66	66	62	70	69	76	78	82
GN ReSound	277	288	298	306	319	337	345	363
GN total	343	354	360	376	388	413	423	445
Inventories								
GN Netcom	178	185	248	212	180	210	364	427
GN ReSound	448	397	354	306	298	317	311	320
GN total	626	582	602	518	478	527	675	747
Trade receivables								
GN Netcom	346	430	491	367	444	616	742	682
GN ReSound	583	568	565	535	563	624	641	667
Other**	53	50	48	45	45	44	42	38
GN total	982	1,048	1,104	947	1,052	1,284	1,425	1,387
Trade payables								
GN Netcom	125	204	223	151	195	322	389	228
GN ReSound	155	152	101	106	115	113	96	181
Other**	23	17	19	18	19	15	16	55
GN total	303	373	343	275	329	450	501	464

*) Incurred development costs do not include share of amortization of other intangible assets acquired in company acquisitions.
**) "Other" comprises Telegraph Company, GN Ejendomme, corporate staff, corporate finance and eliminations.
***) The above accounting items for Q4 2004 include provision for rental obligation relating to vacation of offices in the amount of DKK 30 million. The rental obligation is distributed by function and included in "Other".

Quarterly Cash Flow Statement

(DKK millions)	Q1 2004 (unaud.)	Q2 2004 (unaud.)	Q3 2004 (unaud.)	Q4 2004 (unaud.)	2004 total (aud.)	Q1 2005 (unaud.)	Q2 2005 (unaud.)	Q3 2005 (unaud.)	Q4 2005 (unaud.)	2005 total (aud.)
Operating activities										
Earnings before interest and tax (EBIT)	103	155	130	144	532	176	211	211	225	823
Depreciation, amortization and impairment	122	116	114	121	473	73	73	91	106	343
Other adjustments	34	26	-	26	86	54	42	19	-	115
Cash flow from operating activities before changes in working capital	259	297	244	291	1.091	303	326	321	331	1,281
Change in inventories	(24)	23	(33)	59	25	27	(34)	(139)	(42)	(188)
Change in receivables	(49)	(118)	(16)	61	(122)	(68)	(235)	(177)	29	(451)
Change in trade payables and other payables	12	58	43	(13)	100	21	158	144	(60)	263
Total changes in working capital	(61)	(37)	(6)	107	3	(20)	(111)	(172)	(73)	(376)
Cash flow from operating activities before financial items, restructurings and tax	198	260	238	398	1.094	283	215	149	258	905
Interest and dividends, etc. received	2	3	1	4	10	2	2	-	8	12
Interest paid	(12)	(10)	(14)	(12)	(48)	(6)	(5)	(5)	(14)	(30)
Restructurings, paid	(9)	(9)	(13)	(9)	(40)	(6)	-	-	(2)	(8)
Tax paid, net	(8)	(14)	(11)	(24)	(57)	(12)	(6)	(8)	(25)	(51)
Cash flows from operating activities	171	230	201	357	959	261	206	136	225	828
Investments										
Development projects, acquired and developed in-house	(31)	(37)	(29)	(45)	(142)	(37)	(51)	(44)	(56)	(188)
Acquisition of other intangible assets and property, plant and equipment, net	(28)	(32)	(53)	(48)	(161)	(32)	(42)	(48)	(60)	(182)
Acquisition/disposal of other non-current assets, net	-	1	-	2	3	3	(9)	(17)	(40)	(63)
Acquisition/disposal of listed securities	-	16	-	-	16	2	1	-	-	3
Acquisition of property, Ballerup	-	-	-	(75)	(75)	-	-	-	-	-
Acquisition of companies	-	-	-	-	-	-	(17)	-	(305)	(322)
Disposal of discontinuing operations, including settled liabilities in relation to discontinuance of operations	-	9	-	77	86	-	-	-	1	1
Cash flows from investing activities	(59)	(43)	(82)	(89)	(273)	(64)	(118)	(109)	(460)	(751)
Cash flows from operating and investing activities	112	187	119	268	686	197	88	27	(235)	77
Financing activities										
Increase/decrease of short-term liabilities	(27)	34	(45)	41	3	39	74	(20)	88	181
Acquisition of treasury shares	-	-	-	-	-	(51)	(349)	-	-	(400)
Share options exercised	-	5	2	1	8	1	30	4	4	39
Repayment and reduction of non-current liabilities	(50)	(100)	(91)	(309)	(550)	(50)	200	(50)	182	282
Paid dividends to shareholders	-	(127)	-	-	(127)	(103)	(24)	-	-	(127)
Foreign exchange adjustments etc.	18	(5)	(15)	(21)	(23)	(6)	9	(7)	(1)	(5)
Cash flows from financing activities	(59)	(193)	(149)	(288)	(689)	(170)	(60)	(73)	273	(30)
Net cash flows	53	(6)	(30)	(20)	(3)	27	28	(46)	38	47
Cash and cash equivalents, beginning of the period	70	122	117	87	70	67	95	124	79	67
Foreign exchange adjustments, cash and cash equivalents	(1)	1	-	-	-	1	1	1	(1)	2
Cash and cash equivalents, beginning of the period	69	123	117	87	70	68	96	125	78	69
Cash and cash equivalents in acquired companies	-	-	-	-	-	-	-	-	4	4
Cash and cash equivalents, end of the period	122	117	87	67	67	95	124	79	120	120

Quarterly Cash Flow Statement by Business Area

(DKK millions)	Q1 2004	Q2 2004	Q3 2004	Q4 2004	2004 total	Q1 2005	Q2 2005	Q3 2005	Q4 2005	2005 total
Cash flow from operating activities before changes in working capital										
GN Netcom	88	142	87	96	413	104	135	131	162	532
GN ReSound	175	162	164	207	708	202	203	198	180	783
Other	(4)	(7)	(7)	(12)	(30)	(3)	(12)	(8)	(11)	(34)
GN total	259	297	244	291	1,091	303	326	321	331	1,281
Cash flow from operating activities before financial items, restructurings and tax										
GN Netcom	112	85	52	146	395	129	86	(41)	(1)	173
GN ReSound	80	191	188	262	721	154	144	196	270	764
Other	6	(16)	(2)	(10)	(22)	-	(15)	(6)	(11)	(32)
GN total	198	260	238	398	1,094	283	215	149	258	905
Cash flows from operating activities										
GN Netcom	99	67	31	113	310	109	74	(51)	(11)	121
GN ReSound	52	161	158	244	615	139	133	182	237	691
Other	20	2	12	-	34	13	(1)	5	(1)	16
GN total	171	230	201	357	959	261	206	136	225	828
Cash flows from investing activities										
GN Netcom	(13)	(24)	(37)	(49)	(123)	(22)	(37)	(42)	(54)	(155)
GN ReSound	(46)	(44)	(46)	(40)	(176)	(43)	(81)	(63)	(389)	(576)
Other	-	25	1	-	26	1	-	(4)	(17)	(20)
GN total	(59)	(43)	(82)	(89)	(273)	(64)	(118)	(109)	(460)	(751)
Cash flows from operating and investing activities										
GN Netcom	86	43	(6)	64	187	87	37	(93)	(65)	(34)
GN ReSound	6	117	112	204	439	96	52	119	(152)	115
Other	20	27	13	-	60	14	(1)	1	(18)	(4)
GN total	112	187	119	268	686	197	88	27	(235)	77



Financial Statements

Notes – Financial Statements

Notes – Income statement

Notes – Balance Sheet

Notes – Supplementary Information

Note	(DKK millions)	CONSOLIDATED 2005	CONSOLIDATED 2004	PARENT COMPANY 2005	PARENT COMPANY 2004
3	Revenue	6,644	5,548	19	11
4, 6, 9, 23	Production costs	(3,285)	(2,647)	(1)	(1)
	Gross profit	**3,359**	**2,901**	**18**	**10**
4, 5, 6, 9	Development costs	(311)	(281)		
4, 6, 9	Selling and distribution costs	(1,489)	(1,256)		
4, 6, 8, 9	Management and administrative expenses	(730)	(673)	(50)	(44)
	Other operating income	13	10		
7	Amortization and impairment of goodwill	(8)	(195)		
	Operating profit (loss) before share of profit (loss) in subsidiaries and associates	**834**	**506**	**(32)**	**(34)**
10	Dividends from subsidiaries			2	-
11	Share of profit (loss) in associates	(11)	26		
	Operating profit (loss)	**823**	**532**	**(30)**	**(34)**
	Gains/losses on disposal of operations	13	39	13	34
	Profit (loss) before financial items	**836**	**571**	**(17)**	**-**
12	Financial income	46	32	77	87
13	Financial expenses	(67)	(69)	(57)	(52)
	Profit (loss) from ordinary activities before tax	**815**	**534**	**3**	**35**
14	Tax on profit (loss) from ordinary activities	26	(26)	(22)	(73)
	Profit (loss) from continuing operations	**841**	**508**	**(19)**	**(38)**
15	Profit (loss) from discontinuing operations	9	-	-	-
	Profit (loss) for the year	**850**	**508**	**(19)**	**(38)**
	Proposed profit appropriation/distribution of loss				
	Retained earnings			(151)	(170)
	Proposed dividends for the year 15% (15% in 2004)			132	132
				(19)	**(38)**
	Earnings per share from continuing operations				
38	Earnings per share basic (EPS)	4.04	2.40		
38	Earnings per share diluted (EPS diluted)	4.00	2.38		
38	Earnings per share excluding amortization and impairment of intangible assets and restructurings etc.	4.28	3.47		
38	Earnings per share excluding amortization and impairment of intangible assets and restructurings etc., diluted	4.23	3.44		

Note	(DKK millions)	CONSOLIDATED 2005	CONSOLIDATED 2004	PARENT COMPANY 2005	PARENT COMPANY 2004
	Non-current assets				
	Goodwill	3,044	2,381	-	-
	Development projects, developed in-house	445	376	-	-
	Software	107	106	6	3
	Patents and rights	69	80	-	-
	Telecommunications systems	33	41	20	23
	Other intangible assets	366	241	-	-
16	**Total intangible assets**	**4,064**	**3,225**	**26**	**26**
	Factory and office buildings	179	195	-	-
	Leasehold improvements	46	53	-	-
	Plant and machinery	102	94	-	-
	Operating assets and equipment	111	79	-	1
	Leased plant and equipment	3	4	-	-
	Telecommunications systems	-	-	-	-
	Assets under construction	72	4	-	-
17	**Total property, plant and equipment**	**513**	**429**	**-**	**1**
18	Investments in subsidiaries	-	-	5,369	4,758
	Receivables from subsidiaries	-	-	1,660	1,577
19	Investments in associates	189	137	-	-
20	Other securities	6	6	-	-
21	Other receivables	27	30	-	-
22, 27	Deferred tax assets	561	418	-	180
	Total other non-current assets	**783**	**591**	**7,029**	**6,515**
	Total non-current assets	**5,360**	**4,245**	**7,055**	**6,542**
	Current assets				
23	**Inventories**	**747**	**518**	**-**	**-**
	Trade receivables	1,387	947	22	29
	Receivables from associates	23	6	-	-
24	Tax receivable	17	21	29	-
	Other receivables	301	216	34	23
	Prepayments	136	66	6	-
25	**Total receivables**	**1,864**	**1,256**	**91**	**52**
33	**Cash and cash equivalents**	**120**	**67**	**-**	**-**
	Total current assets	**2,731**	**1,841**	**91**	**52**
	Total assets	**8,091**	**6,086**	**7,146**	**6,594**

Note	(DKK millions)	CONSOLIDATED 2005	CONSOLIDATED 2004	PARENT COMPANY 2005	PARENT COMPANY 2004
	Equity				
	Share capital	879	879	879	879
	Foreign exchange adjustments	(1,086)	(1,564)	-	-
	Proposed dividends for the year	132	132	132	132
	Retained earnings	5,424	5,133	4,275	4,788
	Total equity	**5,349**	**4,580**	**5,286**	**5,799**
	Non-current liabilities				
	Bank loans	409	111	400	100
34	Capitalized lease obligations	3	4	-	-
	Other long-term payables	3	1	-	-
	Received prepayments	42	28	-	-
26	Pension obligations and similar obligations	78	44	1	1
27	Deferred tax	146	5	195	-
28	Other provisions	157	80	7	7
29	**Total non-current liabilities**	**838**	**273**	**603**	**108**
	Current liabilities				
	Amounts owed to subsidiaries	-	-	1,071	570
	Repayment of long-term loans	4	1	-	-
	Bank loans	428	200	118	67
	Trade payables	464	275	24	11
	Amounts owed to associates	-	3	-	-
31	Tax payable	33	23	-	-
32	Other payables	665	495	15	10
	Received prepayments	60	33	-	-
28	Other provisions	210	154	-	-
28	Liabilities, discontinued operations	40	49	29	29
30	**Total current liabilities**	**1,904**	**1,233**	**1,257**	**687**
	Total liabilities	**2,742**	**1,506**	**1,860**	**795**
	Total equity and liabilities	**8,091**	**6,086**	**7,146**	**6,594**

33 Security
34 Lease obligations
35 Contingent liabilities, other financial liabilities and contingent assets
36 Financial instruments
37 Government grants
38 Outstanding shares and treasury shares
39 Related party transactions
40 Incentive plans
41 Acquisition of companies and operations
42 Other adjustments
43 Adopted accounting standards for implementation in 2006 or later

Note	(DKK millions)	CONSOLIDATED 2005	CONSOLIDATED 2004	PARENT COMPANY 2005	PARENT COMPANY 2004
	Operating activities				
	Operating profit (loss)	823	532	(30)	(34)
	Depreciation, amortization and impairment	343	473	6	4
42	Other adjustments	115	86	1	1
	Cash flow from operating activities before changes in working capital	**1,281**	**1,091**	**(23)**	**(29)**
	Change in inventories	(188)	25	-	-
	Change in receivables	(451)	(122)	1	16
	Change in trade payables and other payables	263	100	18	(8)
	Total changes in working capital	**(376)**	**3**	**19**	**8**
	Cash flow from operating activities before financial items, restructurings and tax	**905**	**1,094**	**(4)**	**(21)**
	Interest and dividends, etc. received	12	10	68	81
	Interest paid	(30)	(48)	(48)	(53)
	Restructurings, paid	(8)	(40)	-	-
	Tax paid, net	(51)	(57)	-	-
	Cash flows from operating activities	**828**	**959**	**16**	**7**
	Investing activities				
	Acquisition of intangible assets excluding development projects	(49)	(41)	(5)	(2)
	Development projects, acquired and developed in-house	(188)	(142)	-	-
	Acquisition of property, plant and equipment	(159)	(217)	-	-
	Acquisition of other non-current assets	(73)	(8)	-	-
	Disposal of property, plant and equipment	26	22	-	-
	Disposal of other non-current assets	10	11	-	-
	Acquisition/disposal of listed securities	3	16	3	16
	Company acquisitions and capital contributions in subsidiaries	(322)	-	(303)	(6)
	Change in receivables and payables in subsidiaries	-	-	-	585
15	Disposal of discontinuing operations, including liabilities settled in connection with disposal of activities, etc.	1	86	-	86
	Cash flows from investing activities	**(751)**	**(273)**	**(305)**	**679**
	Cash flows from operating and investing activities	**77**	**686**	**(289)**	**686**
	Financing activities				
	Increase of non-current liabilities	300	-	300	-
	Increase of short-term liabilities	208	3	50	-
	Decrease of short-term liabilities	(27)	-	426	(17)
	Repayment and reduction of non-current liabilities	(18)	(550)	-	(550)
	Share options exercised	39	8	39	8
	Acquisition of treasury shares	(400)	-	(400)	-
	Paid dividends to shareholders	(127)	(127)	(127)	(127)
	Foreign exchange adjustments, etc.	(5)	(23)	1	-
	Cash flows from financing activities	**(30)**	**(689)**	**289**	**(686)**
	Net cash flows	**47**	**(3)**	**-**	**-**
	Cash and cash equivalents at January 1	67	70	-	-
	Foreign exchange adjustments, cash and cash equivalents	2	-	-	-
	Cash and cash equivalents at January 1	**69**	**70**	**-**	**-**
	Cash and cash equivalents in acquired companies	4	-	-	-
	Cash and cash equivalents at December 31	**120**	**67**	**-**	**-**

The cash flow statement cannot be derived using only the other accounting data.

Statement of recognized income and expense	CONSOLIDATED		PARENT COMPANY	
(DKK millions)	2005	2004	2005	2004
Statement of recognized income and expense – items recognized directly in equity				
Actuarial gains (losses)	(25)	1		
Foreign exchange adjustments, etc.	478	(286)		
Issued share options	17	12	3	1
Tax on changes in equity	(52)	43	(9)	43
Total income and expense recognized directly in equity	418	(230)	(6)	44
Profit (loss) for the year	850	508	(19)	(38)
Total recognized income and expense for the year	**1,268**	**278**	**(25)**	**6**

Consolidated (DKK millions)	Share capital (shares of DKK 4 each)	Foreign exchange adjust-ments	Proposed dividends for the year	Retained earnings	Total equity
Balance sheet total at December 31, 2003	**879**	**(1,278)**	**132**	**4,740**	**4,473**
Change in accounting policies	-	-	-	(52)	(52)
Total recognized income and expense for the year, cf. the Statement of recognized income and expense	-	(286)	-	564	278
Share options exercised	-	-	-	8	8
Paid dividends to shareholders	-	-	(127)	-	(127)
Dividends, treasury shares	-	-	(5)	5	-
Proposed dividends to shareholders	-	-	132	(132)	-
Balance sheet total at December 31, 2004	**879**	**(1,564)**	**132**	**5,133**	**4,580**
Total recognized income and expense for the year, cf. the Statement of recognized income and expense	-	478	-	790	1,268
Share options exercised	-	-	-	39	39
Acquisition of treasury shares	-	-	-	(400)	(400)
Paid dividends to shareholders	-	-	(127)	-	(127)
Dividends, treasury shares	-	-	(5)	5	-
Proposed dividends to shareholders	-	-	132	(132)	-
Changes in equity in associates	-	-	-	(11)	(11)
Balance sheet total at December 31, 2005	**879**	**(1,086)**	**132**	**5,424**	**5,349**

Parent company (DKK millions)	Share capital (shares of DKK 4 each)	Foreign exchange adjust-ments	Proposed dividends for the year	Retained earnings	Total equity
Balance sheet total at December 31, 2003	**879**	**(114)**	**132**	**3,576**	**4,473**
Change in accounting policies	-	114	-	1,325	1,439
Total recognized income and expense for the year, cf. the Statement of recognized income and expense	-	-	-	6	6
Share options exercised	-	-	-	8	8
Paid dividends to shareholders	-	-	(127)	-	(127)
Dividends, treasury shares	-	-	(5)	5	-
Proposed dividends to shareholders	-	-	132	(132)	-
Balance sheet total at December 31, 2004	**879**	**-**	**132**	**4,788**	**5,799**
Total recognized income and expense for the year, cf. the Statement of recognized income and expense	-	-	-	(25)	(25)
Share options exercised	-	-	-	39	39
Acquisition of treasury shares	-	-	-	(400)	(400)
Paid dividends to shareholders	-	-	(127)	-	(127)
Dividends, treasury shares	-	-	(5)	5	-
Proposed dividends to shareholders	-	-	132	(132)	-
Changes in equity in subsidiaries	-	-	-	-	-
Balance sheet total at December 31, 2005	**879**	**-**	**132**	**4,275**	**5,286**

Note 1 – Accounting Policies

The annual report of GN Store Nord has been prepared in accordance with International Financial Reporting Standards as adopted by the EU and additional Danish disclosure requirements for annual reports of listed companies. Additional Danish disclosure requirements for annual reports are those laid down by the statutory order on the adoption of IFRS issued pursuant to the Danish Financial Statements Act and by the Copenhagen Stock Exchange.

In addition, the annual report has been prepared in compliance with the International Financial Reporting Standards issued by the International Accounting Standards Board (IASB).

CHANGES TO ACCOUNTING POLICIES

During 2004 and 2005 the IASB adopted a number of new International Financial Reporting Standards (IFRS) and revised a number of existing International Accounting Standards (IAS). GN Store Nord elected to adopt IFRS 2 on share-based payment with effect as of the financial year 2004. GN Store Nord has adopted the other new and revised standards as of January 1, 2005. In addition, IAS 19 (revised) has been adopted in advance of the effective date. As a result, the following changes affect the profit and equity for the financial year 2005:

Business Combinations
The Group has adopted IFRS 3 in the accounting treatment of business combinations made after March 31, 2004. Goodwill and other intangible assets with an indefinite useful life are no longer amortized but are subject to at least an annual impairment test as described under Impairment. In 2005 the change in policy resulted in a reduction in amortization of DKK 199 million and a corresponding increase in profit before tax and equity at December 31, 2005. In accordance with IFRS 3, comparative figures for 2004 are not restated.

Investments in Subsidiaries and Associates
The parent company's investments in subsidiaries are measured at cost. Previously, investments were measured using the equity method. In the balance sheet at December 31, 2004 value adjustments recognized in the item net revaluation using to equity method of DKK 1,172 million (January 1, 2004: DKK 1,317 million) are reversed to cost. Equity at December 31, 2004 is increased by DKK 1,172 million (January 1, 2004: DKK 1,439 million). In the profit for the financial year 2005 the share of profit for the year after tax is DKK 869 million (2004: DKK 542 million). In 2005 the share of profit in subsidiaries was reversed by DKK 48 million (January 1, 2004: 45 million).

Defined Benefit Plans
In accordance with IAS 19 (revised), the actuarial liability is measured at fair value on an ongoing basis and recognized in the balance sheet, and actuarial gains or losses are recognized directly in equity in the period in which they occur.

In the balance sheet at December 31, 2004 pension obligations are increased by DKK 27 million (January 1, 2004: DKK 29 million, and prepayments and cash are reduced by DKK 20 million (DKK 23 million). Equity at December 31, 2004 is reduced by DKK 47 million (January 1, 2004: DKK 52 million). In the profit for the financial year 2005 actuarial losses of DKK 4 million (2004: DKK 4 million). The changes did not affect tax on profit for the year or deferred tax.

Discontinuing Operations
GN has adopted IFRS 5 with effect as of January 1, 2004. Assets or disposal groups are classified as "held for sale" if their carrying amount will be recovered principally through a sale within 12 months in accordance with a formal plan for the sale rather than through continuing use. Assets or disposal groups that are classified as held for sale are measured at the lower of the assets' carrying amount or the fair value less costs to sell. Assets are not depreciated or amortized from the date when they are reclassified as "held for sale". Assets and liabilities are recognized separately in the balance sheet.

Discontinuing operations comprise a major unit whose activities and cash flows can be clearly distinguished, operationally and for financial reporting purposes, from the other business areas and where the unit either has been disposed of or is held for sale and where the sale is expected to be carried out within twelve months in accordance with a formal plan. Discontinued operations also include enterprises which in connection with an acquisition are classified as "held for sale". The profit (loss) after tax of discontinued operations and value adjustments after tax of related assets and liabilities are presented separately in the income statement with comparative figures.

The effect of the above can be specified as follows:

	CONSOLIDATED		PARENT COMPANY	
	Income statement	Equity	Income statement	Equity
Profit in the annual report for 2004	504		504	
Equity in the annual report for 2004		4,627		4,627
Investments recognized at cost				1,439
Reversal of other changes in equity				275
Reversal of share of profit (loss) in investments and adjustment of gain on disposal of investments			(542)	(542)
IAS 19, reversal of amortization	4	4		
IAS 19, previously unrecognized actuarial loss		(52)		
IAS 19, actuarial gain in 2004		1		
Adjusted income statement and equity at January 1, 2005	**508**	**4,580**	**(38)**	**5,799**

Adopted new IAS/IFRS

The accounting standards effective at December 31, 2005 are adopted as well as IAS19 (revised), which as described above has been adopted in advance of the effective date. Apart from the changes described, the annual report is presented in accordance with the same accounting policies applied in previous years.

CHANGE IN CLASSIFICATION

In addition to the changes made to the accounting policies, the following changes and reclassifications have been incorporated into the presentation format and restatement of the comparative figures for 2004:

- Tax on the share of profit (loss) in associates is no longer presented under the item Tax on profit (loss) from ordinary activities, but is included in Share of profit (loss) in associates.
- Restructuring costs are no longer presented separately, but are included in the respective functions to which they relate and are specified in a note.
- Amortization and impairment of other intangible assets acquired in a business combination are no longer presented separately, but are included in the respective functions to which they relate.

In addition to the above changes to the accounting policies following the adoption of IFRS 5, discontinuing operations and assets held for sale are presented as a single amount in the income statement, under current assets, under current liabilities, in the cash flow statement and in the notes.

The reclassification has not affected profit for the year and equity.

NEW DANISH JOINT TAXATION RULES

As a result of the introduction in 2005 of new legislation on mandatory joint taxation of Danish consolidated enterprises, the previous joint taxation of the parent company and selected Danish subsidiaries has been replaced by joint taxation of the Group's wholly and partly owned Danish enterprises.

Due to the new legislation the Group's tax payments are changed, as tax on the jointly taxed income, which was previously paid by the parent company, is now fully absorbed by payment of joint tax contributions by the Danish consolidated enterprises. Accordingly, deferred tax assets and liabilities of the jointly taxed enterprises, which have previously only been recognized in the parent company financial statements, are transferred to the subsidiaries' *financial* statements as of January 1, 2005.

The transfer, which is viewed as a statutory equity transaction, has been made in the parent company financial statements by adjusting investments in subsidiaries, as the subsidiaries' equity has been adjusted by the transferred assets and liabilities.

The change in joint taxation has neither affected the consolidated financial statements nor the comparative figures.

FINANCIAL HIGHLIGHTS

Financial highlights for 2001-2003 have not been restated to the new accounting policies and therefore correspond to the financial highlights presented in the annual report for 2004.

DESCRIPTION OF ACCOUNTING POLICIES

Consolidated Financial Statements

The consolidated financial statements relate to the parent company, GN Store Nord, and the enterprises in which GN Store Nord directly or indirectly holds more than 50% of the voting rights or where it, in some other way, has the power to govern the financial and operating policies of an enterprise. GN Store Nord and its subsidiaries are referred to as the Group. Group companies are listed on page 68.

Enterprises that are not subsidiaries but where GN Store Nord holds between 20% and 50% of the voting rights and over which it exercises significant influence, but where it does not have power to govern the financial and operating policies, are considered associates. When assessing whether GN Store Nord exercises control or significant influence, potential voting rights and options on acquisition of additional ownership interests are taken into account.

The consolidated financial statements are prepared as a consolidation of the financial statements of the parent company and those of the individual subsidiaries, all of which are presented in accordance with the Group's accounting policies. Intra-group income and expenses, shareholdings, intra-group balances and dividends, and realized and unrealized gains and losses on intra-group transactions are eliminated.

On consolidation, the carrying amount of shares held by the parent company in subsidiaries is set off against the subsidiaries' equity. Projects and enterprises established as joint ventures with joint control are accounted for by proportionate consolidation.

Business Combinations

Enterprises acquired or formed during the year are recognized in the consolidated financial statements from the date of acquisition or formation. Enterprises disposed of are recognized in the consolidated income statement until the date of disposal. The comparative figures are not restated for acquisitions. Discontinued operations are presented separately, see below.

For acquisitions of new enterprises in which the parent company is able to exercise control over the acquired enterprise, the purchase method is used. The acquired enterprises' identifiable assets, liabilities and contingent liabilities are measured at fair value at the acquisition date. Identifiable intangible assets are recognized if they are separable or arise from a contractual right, and the fair value can be reliably measured. Deferred tax on revaluations is recognized.

For business combinations made on April 1, 2004 or later, any excess of the cost over the fair value of the identifiable assets, liabilities and contingent liabilities acquired (goodwill) is recognized as goodwill under intangible assets. Goodwill is not amortized but is tested at least annually for impairment. The first impairment test is performed within the end of the acquisition year. Upon acquisition, goodwill is allocated to the cash-generating units, which subsequently form the basis for the impairment test. Goodwill and fair value adjustments in connection with the acquisition of a foreign entity with another functional currency than the presentation currency used by GN Store Nord are treated as assets and liabilities belonging to the foreign entity and translated into the foreign entity's functional currency at the exchange rate at the transaction date. Negative differences (negative goodwill) are recognized in the income statement at the acquisition date.

For business combinations made prior to April 1, 2004, the accounting classification is maintained according to the former accounting policies. Goodwill is recognized on the basis of the cost recognized in accordance with the former policies (IAS 22, Business Combinations) less amortization and impairment losses up until December 31, 2004. Goodwill is not amortized after January 1, 2005.

If uncertainties regarding measurement of identifiable assets, liabilities and contingent liabilities exist at the acquisition date, initial recognition will take place on the basis of preliminary fair values. If identifiable assets, liabilities and contingent liabilities are subsequently determined to have different fair value at the acquisition date than first assumed, goodwill is adjusted up until 12 months after the acquisition. The effect of the adjustments is recognized in the opening balance of equity and the comparative figures are restated accordingly. Subsequently, goodwill is only adjusted as a result of changes in estimates of contingent purchase considerations, except in cases of material error. However, subsequent realization of the acquired enterprise's deferred tax assets not recognized at the acquisition date will require recognition of the tax benefit in the income statement and at the same time write-down of the carrying amount of goodwill to the amount which would have been recognized if the deferred tax asset had been recognized as an identifiable asset at the acquisition date.

Gains or losses on disposal of subsidiaries and associates that are not classified as discontinuing activities are recognized in the income statement in the line item "Gains (losses) on disposal of operations" and determined as the difference between the sales amount and the carrying amount of net assets at the date of disposal plus goodwill and anticipated disposal costs.

Foreign Currency Translation

Functional Currency and Presentation Currency

Financial statement items for each of the reporting enterprises in the Group are measured using the currency used in the primary financial environment in which the reporting enterprise operates. Transactions denominated in other currencies than the functional currency are considered transactions denominated in foreign currencies. The consolidated financial statements are presented in Danish kroner (DKK), which is the functional currency and presentation currency of the parent company.

Translation of Transaction and Amounts

On initial recognition, transactions denominated in foreign currencies are translated to the functional currency at the exchange rates at the transaction date. Foreign exchange differences arising between the exchange rates at the transaction date and at the date of payment are recognized in the income statement as financial income or financial expenses. Receivables, inventories, payables and other monetary items denominated in foreign currencies are translated to the functional currency at the exchange rates at the balance sheet date. The difference between the exchange rates at the balance sheet date and at the date at which the receivable or payable arose or was recognized in the latest annual report is recognized in the income statement as financial income or financial expenses.

Translation of Subsidiaries

On recognition in the consolidated financial statements of foreign entities with another functional currency than GN Store Nord's presentation currency, the income statements are translated at the exchange rates at the transaction date, and the balance sheet items are translated at the exchange rates at the balance sheet date. An average exchange rate for the month is used as the exchange rate at the transaction date to the extent that this does not significantly distort the presentation of the underlying transactions.

Foreign exchange differences arising on translation of the opening balance of equity of such enterprises at the exchange rates at the balance sheet date and on translation of the income statements from the exchange rates at the transaction date to the exchange rates at the balance sheet date are recognized directly in equity.

Foreign exchange adjustment of balances with foreign entities which are considered part of the investment in the entity are recognized directly in equity in the consolidated financial statements.

Translation of Associates

On recognition in the consolidated financial statements of associates with another functional currency than GN Store Nord's presentation currency, the share of profit (loss) for the year is translated at average exchange rates and the share of equity, including goodwill, is translated at the exchange rates at the balance sheet date. Foreign exchange differences arising on the translation of the share of the opening balance of equity of foreign associates at the exchange rates at the balance sheet date, and on translation of the share of profit (loss) for the year from average exchange rates to the exchange rates at the balance sheet date, are recognized directly in equity.

Derivative Financial Instruments

Derivative financial instruments are initially recognized in the balance sheet at cost and are subsequently measured at fair value. Positive and negative fair values of derivative financial instruments are recognized as other receivables and payables, respectively, and set-off of positive and negative values is only made when the Company has the right and the intention to settle several financial instruments net. Fair values of derivative financial instruments are computed on the basis of market data and generally accepted valuation methods.

Changes in the fair value of derivative financial instruments designated as and qualifying for recognition as a hedge of the fair value of a recognized asset or liability are recognized in the income statement together with changes in the value of the hedged asset or liability as far as the hedged portion is concerned.

Changes in the portion of the fair value of derivative financial instruments designated as and qualifying as a cash flow hedge that is an effective hedge of changes in the value of the hedged item are recognized in equity. If the hedged transaction results in gains or losses, amounts previously recognized in equity are transferred to the same item as the hedged item.

For derivative financial instruments that do not qualify for hedge accounting, changes in fair value are recognized in the income statement under financial items.

Changes in the fair value of derivative financial instruments used to hedge net investments in foreign subsidiaries or associates that are effective hedges of currency fluctuations in these enterprises are recognized directly in a separate translation reserve in equity.

Government Grants

Government grants relate to grants and funding for R&D activities, investment grants, etc.

Grants for R&D activities, which are recognized directly in the income statement, are recognized as development costs, thereby matching the costs for which they compensate. Grants for the acquisition of assets and development activities that are recognized as assets are set off against the cost of the assets for which grants are awarded.

Incentive Plans

The Executive Management and a number of executive employees are included in a share option plan (equity-settled plan). A part of the Company's holding of treasury shares is used for the granting of share options under the Group's share option plan.

Granted share options are considered as consideration for services received from employees in the Company and are recognized as a salary cost. The value of services received by the Company from employees in exchange for share options is measured at the fair value of the options granted. Fair value is measured at the grant date and recognized over the period. For the purpose of recognition, an estimate is made of the number of options expected to vest, see description in note 40. That estimate is subsequently revised for changes in the number of options expected to vest. Accordingly, recognition is based on the number of options that ultimately vested.

The amount is recognized as a salary cost of the respective functions and segments with a corresponding increase in equity.

The fair value of granted share options is estimated using the internationally accepted Black-Scholes option pricing model. Vesting conditions are taken into account when estimating the fair value of the share options.

Assets Held for Sale

Non-current assets (and groups of non-current assets) classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell. Non-current assets are not depreciated or amortized from the date when they are reclassified as "held for sale".

Non-current assets and groups of non-current assets are classified as held for sale if the carrying amount will be recovered principally through a sale rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or the group of non-current assets) is available for immediate sale in its present condition.

Non-current assets and groups of assets classified as held for sale are recognized in a separate line item in the income statement and in a separate line item under assets and liabilities, respectively.

Discontinuing Operations

Discontinued operations comprise a unit whose activities and cash flows can be clearly distinguished, operationally and for financial reporting purposes, from the other business areas and where the unit either has been disposed of, closed or is held for sale and where the sale is expected to be carried out within twelve months in accordance with an approved plan. Discontinued operations also include enterprises acquired for the purpose of sale.

The profit (loss) and value adjustments after tax of discontinued operations are presented in a separate line item in the income statement with comparative figures. Revenue, costs and tax of discontinued operations are disclosed in the notes. Assets and liabilities of discontinued operations are presented in separate line items in the balance sheet, see Assets held for sale, and main items are specified in the notes.

Net cash flows from operating, investing and financing activities of discontinued operations are disclosed in a note.

INCOME STATEMENT

Revenue

Revenue from the sale of goods and rendering of services is recognized in the income statement provided that delivery and transfer of risk to the buyer has taken place before year end and that the income can be reliably measured and is expected to be received. Extended warranties are recognized over the term of the contract.

Revenue is measured excluding VAT, taxes and granted cash and quantity discounts in relation to the sale and expected returns of goods and rebates. The portion of goods sold that is expected to be returned is determined based on historical product returns data.

Production Costs

Production costs comprise costs, including depreciation and salaries, incurred in generating the revenue for the year.

Production costs include direct and indirect costs for raw materials and consumables, wages and salaries, maintenance and depreciation and impairment of production plant and costs and expenses relating to the operation, administration and management of factories. Also included are inventory write-downs.

R&D Costs

R&D costs comprise costs, salaries, and depreciation of operating assets and equipment directly or indirectly attributable to the Group's R&D activities.

Research costs are recognized in the income statement as incurred.

Development projects that are clearly defined and identifiable, where the technical utilization degree, sufficient resources and a potential future market or development opportunities in the Company is evidenced, and where the Company intends to produce, market or use the project, are recognized as intangible assets if it is probable that costs incurred will be covered by future earnings. The cost of such development projects includes direct wages, salaries, materials and other direct and indirect costs attributable to the development projects. Amortization and write-down of such capitalized development projects are started at the date of completion and are included in R&D costs. Other development costs are recognized in the income statement as incurred.

Selling and Distribution Costs

Selling and distribution costs comprise costs relating to the sale and distribution of products and services, including salaries, sales commissions, advertising and marketing costs, depreciation and impairment, etc.

Management and Administrative Expenses

Management and administrative expenses comprise expenses incurred for Group management and administration. Administrative expenses include office expenses, and depreciation and impairment, etc. Also included are losses on receivables.

Other Operating Income and Costs

Other operating income and costs comprise items secondary to the principal activities of the enterprises, including gains and losses on disposal of intangible assets and property, plant and equipment.

Restructurings

Restructuring costs are provided for and recognized in the income statement when the restructuring has been decided on and announced.

Restructuring costs for the year are recognized in the income statement to the extent that the costs are attributable to disposal or termination of a line of business, closing of business premises or transfer of activities from one country to another and significant changes in management structure or other material matters which have a significant effect on the Group's activities.

Other restructuring costs are recognized in the income statement under the functions to which they relate and are specified in a note.

Profit (Loss) from Investments in Associates
The proportionate share of the profit (loss) before tax of the individual associates is recognized in the income statement of the parent company less amortization of goodwill and after elimination of the proportionate share of intra-group profits (losses).

Profits (Losses) from Investments in Subsidiaries and Associates in the Parent Company Financial Statements
Dividend received from investments in subsidiaries and associates is recognized in the parent company income statement in the financial year in which the dividend is declared. To the extent that distributed dividend exceeds the accumulated earnings after the acquisition date, the dividend is, however, not recognized in the income statement but recognized as a write-down of the cost of the investment. To the extent that investments are written down below cost, the write-down is recognized in the income statement.

Financial Income and Expenses
Financial income and expenses comprise interest income and expense, costs of permanent loan facilities, gains and losses on securities, receivables, payables and transactions denominated in foreign currencies, amortization of financial assets and liabilities etc. Also included are realized and unrealized gains and losses on derivative financial instruments which are not designated as hedges.

Tax on Profit (Loss) for the Year
The parent company is jointly taxed with all Danish subsidiaries. The current Danish corporation tax is allocated between the jointly taxed companies in proportion to their taxable income. The jointly taxed companies are taxed under the on-account tax scheme.

Tax for the year comprises current tax and changes in deferred tax for the year. The tax expense relating to the profit (loss) for the year is recognized in the income statement, and the tax expense relating to amounts directly recognized in equity is recognized directly in equity. Current tax payable is recognized in current liabilities and deferred tax is recognized in non-current liabilities. Tax receivable is recognized in receivables and deferred tax assets are recognized in other non-current assets.

Deferred tax assets, including the tax base of tax loss carryforwards, are recognized at the expected value of their utilization, either as a set-off against tax on future income or as a set-off against deferred tax liabilities in the same legal tax entity and jurisdiction. Deferred tax is measured using the balance sheet liability method on all temporary differences between the carrying amount and the tax base of assets and liabilities. Deferred tax is not recognized on goodwill unless this is deductible for tax purposes.

Deferred tax is measured according to the tax rules and at the tax rates applicable in the respective countries at the balance sheet date when the deferred tax is expected to crystallize as current tax. The change in deferred tax as a result of changes in tax rates is recognized in the income statement.

If a tax deduction on computation of the taxable income in Denmark or in foreign jurisdictions is obtained as a result of share-based payment programs, the tax effect of the programs is recognized in tax on the profit (loss) for the year. If the total tax deduction exceeds the total tax expense, the tax benefit for the excess deduction is recognized directly in the balance sheet.

BALANCE SHEET

Intangible assets
Goodwill
Goodwill is recognized at the date of acquisition in the balance sheet at cost as described under Business combinations. Subsequently, goodwill is measured at cost less accumulated impairment losses. Goodwill is not amortized.

The carrying amount of goodwill is allocated to the Group's cash-generating units at the acquisition date. Identification of cash-generating units is based on the management structure and internal financial control. As a result of the integration of acquired enterprises in the existing group, Management assesses that the smallest cash-generating units to which the carrying amount of goodwill can be allocated are Contact Center & Office Headsets, Mobile Headsets, Hearing Instruments (excluding INTERTON), INTERTON and Audiologic Diagnostics Equipment), see Segment information.

The carrying amount of goodwill is tested at least annually for impairment together with the other non-current assets in the cash-generating unit to which the goodwill is allocated and written down to recoverable amount over the income statement if the carrying amount is higher. The recoverable amount is computed as the present value of the expected future net cash flows from the enterprises or activities to which the goodwill is allocated. Impairment of goodwill is recognized in a separate line item in the income statement.

Development Projects, Patents and Licenses
Intangible assets with a finite useful life are measured at cost less accumulated amortization and impairment. Amortization is provided on a straight-line basis over the expected useful lives of the assets. The expected useful lives are as follows:

Completed development projects	1-5 years
Software	3-5 years
Patents, licenses, trademarks and other intellectual property rights	up to 20 years

Completed development projects are amortized on a straight-line basis over the estimated useful life. The basis of amortization is calculated less impairment losses.

Development projects are described in detail under Research and development costs.

Gains or losses on the disposal of intangible assets are determined as the difference between the selling price less selling costs and the carrying amount at the disposal date, and are recognized in the income statement as other operating income or other operating costs, respectively.

Telecommunications Systems
Intangible assets include telecommunications systems which are not in the legal ownership of the Group, but from which the Group is contractually entitled to receive revenue.

Amortization of telecommunications systems reflects utilization during the period in the form of actual traffic as compared to total forecast traffic over the term of the contract. The carrying amount of a telecommunications system may, however, not exceed what it would have been had amortization been provided on a straight-line basis over the expected useful lives of the assets (contract term). The expected useful lives of telecommunications systems are as follows:

Telecommunications systems	5-15 years

Other Intangible Assets

Other intangible assets with an indefinite useful life are measured at cost less impairment losses. Other intangible assets are not amortized but are tested for impairment annually.

Property, Plant and Equipment

Land and buildings, plant and machinery and fixtures and fittings, other plant and equipment are measured at cost less accumulated depreciation and impairment losses.

Cost comprises the purchase price and costs of materials, components, subsuppliers, direct wages and salaries and indirect production costs until the date when the asset is available for use. Estimated liabilities related to dismantling and removing the asset and restoring the site on which the asset is located are added to the cost. Where individual components of an item of property, plant and equipment have different useful lives, they are accounted for as separate items, which are depreciated separately. Interest and other borrowing costs are not included in the cost of acquisition.

Depreciation is provided on a straight-line basis over the expected useful lives of property, plant and equipment. The expected useful lives are as follows:

Buildings and installations	10-50 years
Leasehold improvements	5-20 years
Plant and machinery	3-15 years
Operating assets and equipment	2-7 years

Land is not depreciated.

The basis of depreciation is calculated on the basis of the residual value of the asset less impairment losses. The residual value is determined at the acquisition date and reassessed annually. If the residual value exceeds the carrying amount, depreciation is discontinued.

When changing the depreciation period or the residual value, the effect on the depreciation is recognized prospectively as a change in accounting estimates.

Depreciation is recognized in the income statement as production costs, development costs, distribution costs and administrative expenses.

Expenses for repairs and maintenance of property, plant and equipment are included in the income statement.

Gains or losses on disposal or scrapping of an item of property, plant and equipment are determined as the difference between the sales price reduced by costs related to dismantling and removing the asset, selling costs and costs related to restoring the site on which the asset is located and the carrying amount. Gains or losses are recognized in the income statement as other operating income or other operating costs, respectively.

Rental and Lease Matters

Leases for property, plant and equipment that transfer substantially all the risks and rewards incident to ownership to the Group (finance leases) are initially recognized in the balance sheet at the lower of fair value and the present value of the future lease payments. In calculating the net present value the discount factor is the interest rate implicit in the lease or a rate that approximates this rate. Assets held under finance leases are subsequently treated as the Group's other property, plant and equipment.

The capitalized residual obligation on the lease is recognized in the balance sheet as a liability and the interest element of the lease payment is recognized in the income statement over the term of the lease.

Leases that do not meet the criteria for classification as a financial asset are treated as operating leases. Operating lease payments are recognized in the income statement over the term of the lease.

Investments in Associates in the Consolidated Financial Statements

Investments in associates are recognized in the consolidated financial statements according to the equity method.

Investments in associates are measured at the proportionate share of the enterprises' net asset values calculated in accordance with the Group's accounting policies minus or plus the proportionate share of unrealized intra-group profits and losses and plus the carrying amount of goodwill.

Investments in associates with negative net asset values are measured at DKK 0 (nil). If the Group has a legal or constructive obligation to cover a deficit in the associate, the remaining amount is recognized under provisions.

Investments in Subsidiaries and Associates in the Parent Company Financial Statements

Investments in subsidiaries and associates are recognized in the parent company financial statements at cost less impairment losses. Where the recoverable amount is lower than cost, investments are written down to this lower value.

Cost is reduced by received dividend that exceeds the accumulated earnings after the acquisition date.

Other Securities

Shares and bonds included in the Group's trading portfolio are recognized under current assets at cost at the trade date and are subsequently measured at fair value corresponding to the market price of quoted securities and for unquoted securities an estimated fair value computed on the basis of market data and generally accepted valuation methods. Changes in fair value are recognized currently in the income statement as financial income or financial expenses.

Shares and bonds not included in the Group's trading portfolio (available-for-sale) are recognized under non-current assets at cost at the trade date and are subsequently measured at fair value corresponding to the market price of quoted securities and for unquoted securities an estimated fair value computed on the basis of market data and generally accepted valuation methods. Unrealized value adjustments are recognized directly in equity except for impairment losses and reversal of impairment losses as well as foreign exchange adjustments of bonds denominated in foreign currencies, which are recognized as financial income or financial expenses. On realization, the accumulated value adjustment recognized in equity is transferred to financial income or financial expenses in the income statement.

Impairment of Assets

Goodwill and intangible assets with indefinite useful lives are subject to at least annual impairment tests, initially before the end of the acquisition year. Similarly, in-process development projects are subject to an annual impairment test.

The carrying amount of non-current assets, excluding goodwill, intangible assets with indefinite useful lives, in-process development projects, deferred tax assets and other non-current assets are subject to an impairment test on an ongoing basis, at least annually, for indications of impairment. When there is an indication that assets may be impaired, the recoverable amount of the asset is determined. The recoverable amount is the higher value of an asset's net selling price and its value in use.

An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds the recoverable amount of the asset or the cash-generating unit. Impairment losses are recognized in the income statement under the respective functions. However, impairment of goodwill is recognized in a separate line item in the income statement.

Impairment of goodwill is not reversed. Impairment of other assets is reversed only to the extent of changes in the assumptions and estimates underlying the impairment calculation. Impairment is only reversed to the extent that the asset's new carrying amount does not exceed the carrying amount of the asset after amortization had the asset not been impaired.

Inventories

Raw materials and goods for resale are measured at cost in accordance with the FIFO method. Work in progress and finished goods are measured at cost in accordance with the FIFO method. Cost includes direct materials, wages and salaries and indirect production costs. Where the net realizable value is lower than cost, inventories are written down to this lower value.

The net realizable value of inventories is calculated as the sales amount less costs of completion and costs necessary to make the sale and is determined taking into account marketability, obsolescence and development in expected sales price.

Receivables

Receivables are measured at amortized cost less write-down for expected bad debt losses. Write-down for expected bad debt losses is based on an individual assessment of each receivable.

Equity

Dividends

The expected dividend payment for the year is disclosed as a separate item in equity. Proposed dividends are recognized as a liability at the date they are adopted by the annual general meeting (declaration date).

Treasury Shares

Cost of acquisition, consideration received and dividends received from treasury shares are recognized directly as retained earnings in equity. Capital reductions from the cancellation of treasury shares are deducted from the share capital at an amount corresponding to the nominal value of the shares.

Translation Reserve

The translation reserve in the consolidated financial statements comprises foreign exchange differences arising on translation of financial statements of foreign entities from their functional currencies into the presentation currency used by GN Store Nord (DKK). On full or partial realization of the net investment, the foreign exchange adjustments are recognized in the income statement.

Net Revaluation According to the Equity Method

Net revaluation according to the equity method in the consolidated financial statements comprises value adjustments of investments in associates.

Amounts included in the net revaluation of associates are transferred to retained earnings upon realization of the investment in the associate or upon receipt of dividends from the associate.

Pensions and Other Non-current Liabilities

Contributions to defined contribution plans are recognized in the income statement in the period to which they relate and any contributions outstanding are recognized in the balance sheet as other payables.

Defined benefit plans are subject to an annual actuarial estimate of the present value of future benefits under the defined benefit plan. The present value is determined on the basis of assumptions about the future development in variables such as salary levels, interest rates, inflation and mortality. The present value is determined only for benefits earned by employees from their employment with the Group. The actuarial present value less the fair value of any plan assets is recognized in the balance sheet in pensions.

Any difference between the expected development in plan assets and the defined benefit obligation and actual amounts result in actuarial gains or losses.

Actuarial gains or losses are recognized directly in equity through the Statement of recognized income and expense.

Similarly, other long-term employee benefits are recognized based on an actuarial calculation. Actuarial gains and losses are recognized in the income statement immediately.

Other Provisions

Other provisions primarily comprise warranties, restructurings and return obligations related to sold products etc.

Provisions are recognized when as a result of events before or at the balance sheet date the Group has a legal or a constructive obligation and it is probable that there may be an outflow of resources embodying economic benefits to settle the obligation.

On measurement of provisions, the costs required to settle the liability are discounted if the effect is material to the measurement of the liability. A pre-tax discount factor is used that reflects the current market interest rate level plus risks specific to the liability. Changes in present values during the year are recognized as financial expenses.

The amount recognized as a provision is Management's best estimate of the expenses required to settle the obligation.

Warranty provisions are recognized as the underlying goods and services are sold based on warranty costs incurred in previous years and expectations of future costs.

Restructuring costs are recognized under liabilities when a detailed, formal restructuring plan has been announced to the persons affected no later than at the balance sheet date. On acquisition of enterprises, restructuring provisions in the acquiree are only included in goodwill when the acquiree has a restructuring liability at the acquisition date.

A provision for onerous contracts is recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable costs of meeting its obligations under the contract (onerous contracts).

For provisions in respect of return of goods, see note 2.

Financial Liabilities

Amounts owed to mortgage credit institutions and banks are recognized at the date of borrowing at the net proceeds received less transaction costs paid.

In subsequent periods, the financial liabilities are measured at amortized cost, corresponding to the capitalized value using the effective interest rate. Accordingly, the difference between the proceeds and the nominal value is recognized in the income statement over the term of the loan.

Financial liabilities also include the capitalized residual obligation on finance leases. Other liabilities, comprising trade payables, amounts owed to group enterprises and associates as well as other payables, are measured at amortized cost.

Received Prepayments
Received prepayments, recognized in liabilities, comprise payments received concerning income in subsequent years.

CASH FLOW STATEMENT

The cash flow statement is presented using the indirect method based on the operating profit (loss). The cash flow statement shows the cash flows from operating, investing and financing activities for the year, the year's changes in cash and cash equivalents as well as the cash and cash equivalents at the beginning and end of the year.

The cash flow effect of acquisitions and disposals of enterprises is shown separately in cash flows from investing activities. Cash flows from acquisitions of enterprises are recognized in the cash flow statement from the date of acquisition. Cash flows from disposals of enterprises are recognized up until the date of disposal.

Cash flows from operating activities comprise cash flows from the year's operations adjusted for non-cash operating items and changes in working capital. Working capital comprises current assets excluding items stated as cash and cash equivalents and excluding tax receivable, as well as current liabilities less repayment of non-current liabilities, bank loans and tax payable.

Cash flows from investing activities comprise payments in connection with acquisitions and disposals of enterprises and activities, acquisitions and disposals of intangible assets, property, plant and equipment and other non-current assets and acquisitions and disposals of securities that are not included in cash and cash equivalents.

Cash flows from financing activities comprise changes in the size or composition of the share capital and related costs as well as the raising of loans, repayment of interest-bearing debt, acquisition and disposal of treasury shares and payment of dividends to shareholders. Cash and cash equivalents comprise cash and short-term marketable securities with a term of three months or less which are subject to an insignificant risk of changes in value.

SEGMENT INFORMATION

The Group's main activities and primary segment comprise:
- Contact Center & Office Headsets (GN Netcom)
- Mobile Headsets (GN Mobile)
- Hearing Instruments (GN ReSound)
- Audiologic Diagnostics Equipment (GN Otometrics)

The Group's secondary segments comprise:
- Denmark
- Rest of Nordic region
- Rest of Europe
- North and South America
- Asia and rest of World

Segment information is based on the Group's accounting policies, risks and internal financial management. Segment revenue and expense and segment assets and liabilities comprise items directly attributable to a segment and items which can be allocated to a segment on a reasonable basis. Unallocated items primarily comprise assets and liabilities and revenue and expense relating to the Group's administrative functions, investing activities, income taxes etc.

Segment assets comprise non-current assets used directly in the operating activities of the segment, including intangible assets, property, plant and equipment and investments in associates.

Current segment assets comprise current assets used directly in the operating activities of the segment, including inventories, trade receivables, other receivables, prepayments and cash and cash equivalents.

Segment liabilities comprise liabilities resulting from the operating activities of the segment, including trade payables and other payables.

KEY RATIOS

Earnings per Share and Diluted Earnings per Share
Earnings per share (EPS) is calculated by dividing the profit for the year after tax by the weighted average number of shares outstanding in the year.

Diluted earnings per share are calculated by increasing the weighted average number of shares outstanding by the number of additional ordinary shares that would be outstanding if potentially dilutive shares were issued. The dilutive effect of outstanding share options is calculated using the Treasury Stock method.

Other Key Ratios
Other key ratios are calculated in accordance with the Danish Society of Financial Analysts' guidelines on the calculation of key ratios "Recommendations Financial Ratios 2005". The key ratios stated in the survey of consolidated financial highlights are defined on page 69.

Note 2 – Significant Accounting Estimates and Judgments

Choice of Accounting Policies
In addition to the accounting estimates made, it is the opinion of the Management of GN Store Nord that in determining the accounting policies the following areas are significant to the annual report:

- Revenue, including revenue recognition
- Research and development costs, including capitalization of in-process development projects
- Inventories
- Tax

Refer to the relevant sections above in note 1 for further description and see next page for description of accounting estimates.

ACCOUNTING ESTIMATES

Determining the carrying amount of certain assets and liabilities requires an estimate over how future events will affect the value of these assets and liabilities at the balance sheet date. Estimates, which are significant for the preparation of the financial statements, are i.e. made by making a computation of amortization, depreciation and impairment, useful lives and remaining useful lives of non-current assets, pensions and similar non-current liabilities, provisions and contingent assets and liabilities.

The estimates used are based on assumptions which by Management are assessed to be reliable, but which by nature are associated with uncertainty. The assumptions may be incomplete or incorrect, and unexpected events or circumstances may arise. Furthermore, the Company is subject to risks and uncertainties which may result in the fact that actual results may differ from these estimates. Particular risks of GN Store Nord are described in the Management's report, pages 12-16.

GN Store Nord considers the following estimates and assumptions significant to the annual report:

Development Projects

Development projects are initially measured at cost. An impairment test is performed of the carrying amount of recognized development projects. The impairment test is based on assumptions regarding strategy, product lifecycle, market conditions, discount rates and budgets etc. after the project has been completed and production has commenced. If market-related assumptions etc. are changed, development projects may have to be written down. Management examines and assesses the underlying assumptions when determining whether the carrying amount should be written down.

The carrying amount of completed and in-process development projects is DKK 445 million at December 31, 2005 (2004: DKK 376 million).

Impairment of Goodwill

Determining whether goodwill is impaired requires a comparison of the recoverable amount with the carrying amount. The recoverable amount is determined as the net present value of the future cash flows expected to arise from the cash-generating unit to which goodwill is allocated. The recoverable amount is determined based on the discounted future cash flows expected from the cash-generating unit.

At December 31, 2005 the carrying amount of goodwill is DKK 3,044 million. Assumptions underlying the impairment test are provided in note 16. In 2005 a write-down of DKK 8 million was made in respect of an activity in Audiologic Diagnostics Equipment.

Write-down for Bad Debt Losses on Receivables

Receivables are measured at amortized cost less write-down for expected bad debt losses. GN Store Nord performs write-downs for expected bad debt losses based on an individual assessment of each receivable. If a customer's financial condition deteriorates, and thus the ability to meet the financial obligation to GN Store Nord, further write-downs may be required in future periods. In assessing the adequacy of write-downs for bad debt losses, Management specifically analyses receivables, including doubtful debts, concentrations of credit risk, credit ratings, current economic conditions and changes in customers' payment terms.

Based on actual losses incurred in the latest three years, uncertainties associated with write-down for bad debt losses are considered limited. At December 31, 2005 the carrying amount of write-downs for bad debt losses is DKK 118 million (2004: DKK 81 million).

Measurement of Inventories

Inventories are measured at cost using the standard cost method. Standard costs take into account normal levels of raw materials and consumables, staff costs, efficiency and capacity utilization. Standard costs are reviewed regularly and adjusted to take into account changes in circumstances. Where the net realizable value is lower than cost, inventories are written down to this lower value. The net realizable value of inventories is calculated based on the size of the inventory and decreases in the recoverable amount of purchased raw materials, technical obsolescence (e.g. faulty products), physical obsolescence (e.g. damaged products) and financial obsolescence (e.g. reduced demand or substituting products). GN Store Nord performs write-downs of inventories based on an individual assessment of products or product groups and expected product sales within 12 months following the balance sheet date.

At December 31, 2005 the carrying amount of write-downs of inventories is DKK 146 million (2004: DKK 148 million).

Deferred Tax

Management has made judgments in determining the Company's provisions for tax, deferred tax assets and deferred tax liabilities and the extent to which deferred tax assets are recognized. GN Store Nord recognizes deferred tax assets only to the extent that it is probable that taxable profit will be available against which the temporary differences and unused tax losses can be utilized. Management has taken the future taxable profit into account in determining the recognition of deferred tax assets.

At December 31, 2005 the carrying amount of deferred tax assets (net) and deferred tax liabilities is DKK 561 million (2004: DKK 418 million) and DKK 146 million (2004: DKK 5 million), respectively.

Provisions and Contingencies

As part of its normal business policy GN Store Nord supplies its products with ordinary and extended warranties. Warranty provisions are recognized based on historical and future warranty costs related to the Group's products. Future warranty costs may differ from past practices and the level of costs.

At December 31, 2005 the carrying amount of warranty provisions is DKK 117 million (2004: DKK 112 million).

In accordance with GN Store Nord's business policy some products are supplied with a right of return. Provisions for future returns of goods are recognized based on historical product returns data. The probability of future returns may differ from past practices.

At December 31, 2005 the carrying amount of provisions in respect of obligations to take back goods is DKK 38 million (2004: DKK 35 million).

The Company's Management assesses provisions, contingent assets and contingent liabilities and the likely outcome of pending or threatened lawsuits on an ongoing basis. The outcome depends on future events that are by nature uncertain. In assessing the likely outcome of lawsuits and tax disputes etc., Management bases its assessment on external legal assistance and decided cases. A detailed account of significant lawsuits is provided in note 35.

Note	(DKK millions)	CONSOLIDATED 2005	CONSOLIDATED 2004	PARENT COMPANY 2005	PARENT COMPANY 2004
3	**Revenue**				
	Products	6,619	5,532		
	Services	21	15	19	11
	Rent	4	1		
	Total	**6,644**	**5,548**	**19**	**11**
	Total revenue by geographic area:				
	Denmark	155	144		
	Rest of Nordic region	341	316		
	Rest of Europe	2,153	2,099	19	11
	North and South America	3,243	2,351		
	Asia	655	510		
	Other	97	128		
	Total	**6,644**	**5,548**	**19**	**11**
4	**Employees and staff costs**				
	Staff costs				
	Wages, salaries and remuneration and emoluments	(1,482)	(1,224)	(69)	(51)
	Pensions	(57)	(49)	(4)	(1)
	Other social security costs	(187)	(156)	(2)	
	Share-based payments	(17)	(12)	(2)	(1)
	Total	**(1,743)**	**(1,441)**	**(77)**	**(53)**
	Included in:				
	Production costs and change in payroll costs included in inventories	(483)	(383)		
	Development costs	(219)	(168)		
	Selling and distribution costs	(714)	(581)		
	Management and administrative expenses	(327)	(309)	(77)	(53)
	Total	**(1,743)**	**(1,441)**	**(77)**	**(53)**
	Of which:				
	Parent company Supervisory Board emoluments	(2)	(2)	(2)	(2)
	Parent company Executive Management remuneration	(20)	(16)	(12)	(9)
	Parent company Supervisory Board emoluments and Executive Management remuneration for 2005 are specified on page 4.				
	Average number of employees	**5,190**	**4,640**	**91**	**71**
	Number of employees, year end	**5,629**	**4,564**	**109**	**78**

Incentive plans

The Group's incentive plans are specified and described in note 40.

Note	(DKK millions)	CONSOLIDATED 2005	CONSOLIDATED 2004	PARENT COMPANY 2005	PARENT COMPANY 2004
5	**Development costs**				
	Development costs are capitalized when the related projects satisfy a number of conditions relating to reliability of measurement and probability of future earnings.				
	The relationship between development costs incurred and development costs recognized in the income statement is as follows:				
	Development costs incurred	(366)	(302)	-	-
	Depreciation of operating assets etc. used for development	(16)	(16)	-	-
	Grants and tax refunds	2	2	-	-
	Total development costs incurred	**(380)**	**(316)**	**-**	**-**
	Development costs capitalized as development projects	188	142	-	-
	Amortization of capitalized in-house development projects	(119)	(107)	-	-
	Total expensed development costs	**(311)**	**(281)**	**-**	**-**
6	**Depreciation, amortization and impairment**				
	Depreciation, amortization and impairment for the year of property, plant and equipment and software, and amortization and impairment of in-house development projects and other intangible assets acquired in company acquisitions are recognized in the income statement as follows:				
	Production costs	(52)	(44)	(1)	(1)
	Development costs	(135)	(122)	-	-
	Selling and distribution costs	(38)	(35)	-	-
	Management and administrative expenses	(110)	(77)	(5)	(3)
	Total	**(335)**	**(278)**	**(6)**	**(4)**
7	**Amortization and impairment of goodwill**				
	Amortization of goodwill	-	(195)	-	-
	Impairment of goodwill	(8)	-	-	-
	Total	**(8)**	**(195)**	**-**	**-**
	Concerning impairment of goodwill, see note 16 on intangible assets.				
8	**Fees to auditors appointed by the annual general meeting**				
	Audit fees				
	KPMG	(9)	(8)	(1)	(1)
	Deloitte	-	(1)	-	-
	Total	**(9)**	**(9)**	**(1)**	**(1)**
	Other assistance				
	KPMG				
	Other audit-related services	(4)	(1)	(2)	-
	Tax assistance and advice	(6)	(7)	(2)	(2)
	Other services	(3)	(2)	-	-
	Total	**(13)**	**(10)**	**(4)**	**(2)**
	Total	**(22)**	**(19)**	**(5)**	**(3)**

Note	(DKK millions)	CONSOLIDATED 2005	CONSOLIDATED 2004	PARENT COMPANY 2005	PARENT COMPANY 2004
9	**Restructuring**				
	Severance pay, post-employment pay, outplacement costs, etc.	6			
	Other, including other loss-making contracts	1			
	Total	**7**			
	Recognized in the income statement as:				
	Production costs	3			
	Management and administrative expenses	4			
	Total	**7**			
	Additional information is provided in note 28.				
10	**Dividends from subsidiaries**				
	Adjustment to balance at January 1, new Danish joint taxation rules			2	
	Total			**2**	
11	**Share of profit (loss) in associates**				
	Share of profit after tax		46		
	Share of loss after tax	(8)	(1)		
	Amortization and impairment of goodwill	(3)	(19)		
	Total	**(11)**	**26**		
12	**Financial income**				
	Interest income from subsidiaries			66	80
	Interest income from bank accounts	3	5	4	2
	Interest income, other	9	6		
	Foreign exchange adjustments, shares	3	2	3	2
	Gains on financial instruments	3	3	3	3
	Foreign exchange gain	28	16	1	
	Total	**46**	**32**	**77**	**87**
13	**Financial expenses**				
	Interest expense to subsidiaries			(34)	(26)
	Interest expense on bank loans	(19)	(27)	(13)	(21)
	Interest expense, other	(11)	(21)		(5)
	Foreign exchange loss	(37)	(21)	(10)	
	Total	**(67)**	**(69)**	**(57)**	**(52)**

Note	(DKK millions)	CONSOLIDATED 2005	CONSOLIDATED 2004	PARENT COMPANY 2005	PARENT COMPANY 2004
14	**Tax on profit (loss) from ordinary activities**				
	Joint taxation contribution	-	-	29	-
	Tax payable on foreign activities	(62)	(46)	-	-
	Deferred tax adjustment	(165)	(100)	(37)	(94)
	Change in tax rate	(7)	-	8	-
	Capitalization of tax assets not previously recognized	249	105	-	-
	Other, including prior-year tax adjustment	11	15	(22)	21
	Total	**26**	**(26)**	**(22)**	**(73)**
	Breakdown of tax rate	**%**	**%**		
	Danish tax rate	28	30		
	Change in and differences compared to Danish tax rate	(3)	-		
	Non-taxable income and non-deductible expenses	2	(2)		
	Non-deductible goodwill amortization and impairment for tax purposes	-	11		
	Change in value adjustment, including utilization of non-capitalized tax losses	(30)	(20)		
	Prior-year tax adjustment	(1)	(9)		
	Other value adjustments and changes	1	(5)		
	Effective tax rate	**(3)**	**5**		

In 2005 the parent company paid DKK 0 million (Group: DKK 61 million) in corporation tax against DKK 0 million (Group: DKK 70 million) in 2004.

In 2005 the parent company received reimbursement of corporation tax of DKK 0 million (Group: DKK 9 million) against DKK 0 million (Group: DKK 13 million) in 2004.

Note	(DKK millions)	CONSOLIDATED 2005	CONSOLIDATED 2004	PARENT COMPANY 2005	PARENT COMPANY 2004
15	**Profit (loss) from discontinuing operations**				
	Fair value adjustment of provisions	9	-		
	Tax effect	-	-		
	Total	**9**	**-**		
	Cash flows from discontinuing operations				
	Cash flows from operating activities	-	-	-	-
	Cash flows from investing activities	1	86	-	86
	Cash flows from financing activities	-	-	-	-
	Net cash flows from discontinuing operations	**1**	**86**	**-**	**86**

Note

16 Intangible assets

Consolidated

(DKK millions)	Goodwill	Development projects, developed in-house	Software	Patents and rights	Tele-communi-cations systems	Other	Total
Cost at January 1	4,188	621	245	244	156	372	5,826
Additions on company acquisitions	325	-	4			116	445
Additions		188	49				237
Disposals	(4)	(33)	(3)				(40)
Transfers	(1,807)						(1,807)
Foreign exchange adjustments	350	5	18	19		55	447
Cost at December 31	3,052	781	313	263	156	543	5,108
Amortization and impairment at January 1	(1,807)	(245)	(139)	(164)	(115)	(131)	(2,601)
Amortization		(119)	(54)	(11)	(8)	(25)	(217)
Disposals		33	3				36
Impairment	(8)						(8)
Transfer of balance at January 1 to cost	1,807						1,807
Foreign exchange adjustments		(5)	(16)	(19)		(21)	(61)
Amortization and impairment at December 31	(8)	(336)	(206)	(194)	(123)	(177)	(1,044)
Carrying amount at December 31, 2005	**3,044**	**445**	**107**	**69**	**33**	**366**	**4,064**
Cost at January 1	4,538	514	239	253	156	412	6,112
Additions	-	142	39	2		-	183
Disposals		(24)	(22)	-		(8)	(54)
Transfers		(6)	-				(6)
Foreign exchange adjustments	(350)	(5)	(11)	(11)		(32)	(409)
Cost at December 31	4,188	621	245	244	156	372	5,826
Amortization and impairment at January 1	(1,762)	(167)	(139)	(164)	(106)	(130)	(2,468)
Amortization	(195)	(107)	(32)	(11)	(9)	(21)	(375)
Disposals		24	22	-	-	8	54
Foreign exchange adjustments	150	5	10	11	-	12	188
Amortization and impairment at December 31	(1,807)	(245)	(139)	(164)	(115)	(131)	(2,601)
Carrying amount at December 31, 2004	**2,381**	**376**	**106**	**80**	**41**	**241**	**3,225**
Amortized over		1-5 years	3-5 years	up to 20 years	5-15 years	up to 20 years	

Goodwill:

Additions during the year comprise DKK 325 million related to the acquisition of INTERTON GmbH, DKK 298 million, and DKK 27 million related to the acquisition of hearing instrument operations in the USA. Refer to note 41.

Management has performed an impairment test of the carrying amount of goodwill at December 31, 2005. The impairment test covered the Group's cash-generating units to which the carrying amount of goodwill is allocated at December 31, 2005.

	Carrying amount of goodwill 2005	Other intangible assets with indefinite useful lives
Cash-generating units:		
Hearing Instruments	2,327	
INTERTON	300	72
Audiologic Diagnostics Equipment	63	
Contact Center & Office Headsets	307	
Mobile Headsets	195	
Total	**3,192**	**72**

Note

16 Intangible assets – continued

Hearing Instruments comprises goodwill related to associates of DKK 148 million.

In the impairment test, the discounted future cash flows of each cash-generating unit were compared with the carrying amounts at December 31, 2005. In 2005 a write-down of DKK 8 million was made in respect of a separate activity in Audiologic Diagnostics Equipment.

Future cash flows are estimated based on the 2006 budget and GN Store Nord's strategy plan for 2007-2010. Significant assumptions underlying the calculated cash flows comprise expectations for future growth in revenue and the expected EBITA margin.

The impairment test was based on the following significant assumptions for 2006:

	Contact Center & Office Headsets	Mobile Headsets	Hearing Instruments	INTERTON	Audiologic Diagnostics Equipment
Expected growth in revenue in %	13%-19%	35%-40%	6%-8%	5%-7%	0%-2%
Expected EBITA margin	18%-20%	3%-5%	19%-21%	14%-16%	1%-3%
Expected growth in the terminal period in %	2.5%	2.5%	2.5%	2.5%	2.5%
Pre-tax discount rate in % at December 31, 2005	12%	13%	12%	12%	15%

As the realized figures for 2005 in respect of INTERTON only include a two-month period, the above calculations are based on the figures calculated for a 12-month period.

On the basis of the impairment test and the related assumptions, it is Management's assessment that except for the write-down in relation to the activity in Audiologic Diagnostics Equipment no need exists for impairment write-down of goodwill at December 31, 2005.

Development projects and software:
In-progress and completed development projects comprise development and design of hearing instruments, audiologic diagnostics equipment and headsets. The development projects are expected to be completed in 2006 and 2007, after which date product sales and marketing can be commenced. Management performs at least an annual impairment test of the carrying amount of recognized development costs. In Management's assessment, the recoverable amount exceeds the carrying amount. The recoverable amount is assessed based on sales forecasts.

Software comprises development, design and test of production and planning software and reporting systems, business intelligence etc. Implementation of the systems is expected to optimize internal procedures and processes. In 2005 Management assessed that the expected useful lives were reflected in the carrying amount at December 31, 2005.

The carrying amount at December 31, 2005 of in-progress and completed development projects, which were developed in-house, and software is specified as follows:

	Development projects, developed in-house		Software		Total	
	2005	2004	2005	2004	2005	2004
Cost at December 31, completed projects	613	402	297	208	910	610
Cost at December 31, projects in progress	168	219	16	37	184	256
Total	**781**	**621**	**313**	**245**	**1,094**	**866**
Carrying amount at December 31, completed projects	277	157	91	69	368	223
Carrying amount at December 31, projects in progress	168	219	16	37	184	256
Total	**445**	**376**	**107**	**106**	**552**	**479**

Patents and rights
Patents and rights primarily comprise patents and rights acquired in business acquisitions. The most important patents primarily relate to technologies regarding the development of new hearing instruments for GN ReSound and rights for the use of certain technologies regarding the development of headsets.

Other
The Group's other intangible assets comprise DKK 118 million related to customer lists, DKK 223 million related to trademarks and DKK 25 million related to non-competition clauses. The carrying amount comprises DKK 72 million related to assets with an indefinite useful life.

Note

16 Intangible assets – continued

Parent company

(DKK millions)	Software	Telecommuni-cations systems	Total
Cost at January 1	3	76	79
Additions	5	-	5
Foreign exchange adjustments	-	-	-
Cost at December 31	8	76	84
Amortization and impairment at January 1	-	(53)	(53)
Amortization	(2)	(3)	(5)
Foreign exchange adjustments	-	-	-
Amortization and impairment at December 31	(2)	(56)	(58)
Carrying amount at December 31, 2005	**6**	**20**	**26**
Cost at January 1	1	76	77
Additions	2	-	2
Foreign exchange adjustments	-	-	-
Cost at December 31	3	76	79
Amortization and impairment at January 1	-	(49)	(49)
Amortization	-	(4)	(4)
Foreign exchange adjustments	-	-	-
Amortization and impairment at December 31	-	(53)	(53)
Carrying amount at December 31, 2004	**3**	**23**	**26**
Amortized over	3-5 years	5-15 years	

Note

17 Property, plant and equipment

Consolidated

(DKK millions)	Factory and office buildings	Leasehold improvements	Plant and machinery	Operating assets and equipment	Leased plant and equipment	Telecommunications systems	Assets under construction	Total
Cost at January 1	220	105	370	317	12	41	4	1,069
Additions on company acquisitions	-	-	3	9	-	-	-	12
Additions	3	15	36	58	-	-	74	186
Disposals	(35)	(8)	(31)	(20)	-	(41)	-	(135)
Transfers	-	-	6	1	-	-	(7)	-
Foreign exchange adjustments	11	10	34	24	-	-	1	80
Cost at December 31	199	122	418	389	12	-	72	1,212
Depreciation and impairment at January 1	(25)	(52)	(276)	(238)	(8)	(41)	-	(640)
Depreciation	(7)	(27)	(44)	(38)	(2)	-	-	(118)
Disposals	14	8	30	17	-	41	-	110
Foreign exchange adjustments	(2)	(5)	(26)	(19)	1	-	-	(51)
Depreciation and impairment at December 31	(20)	(76)	(316)	(278)	(9)	-	-	(699)
Carrying amount at December 31, 2005	**179**	**46**	**102**	**111**	**3**	**-**	**72**	**513**
Cost at January 1	142	97	374	298	13	41	-	965
Additions	86	13	51	52	-	-	18	220
Disposals	(2)	-	(50)	(20)	-	-	-	(72)
Transfers	-	-	20	-	-	-	(14)	6
Foreign exchange adjustments	(6)	(5)	(25)	(13)	(1)	-	-	(50)
Cost at December 31	220	105	370	317	12	41	4	1,069
Depreciation and impairment at January 1	(22)	(39)	(294)	(226)	(6)	(41)	-	(628)
Depreciation	(5)	(16)	(37)	(37)	(3)	-	-	(98)
Disposals	1	-	36	16	-	-	-	53
Foreign exchange adjustments	1	3	19	9	1	-	-	33
Depreciation and impairment at December 31	(25)	(52)	(276)	(238)	(8)	(41)	-	(640)
Carrying amount at December 31, 2004	**195**	**53**	**94**	**79**	**4**	**-**	**4**	**429**
Depreciated over	10-50 years	5-20 years	3-15 years	2-7 years	2-7 years	-	-	
Carrying amount of property in Denmark	131							
Latest official valuation of property	104							

Parent company

(DKK millions)	Operating assets and equipment	Total
Cost at January 1	4	4
Additions	-	-
Disposals	-	-
Foreign exchange adjustments	-	-
Cost at December 31	4	4
Depreciation and impairment at January 1	(3)	(3)
Depreciation	(1)	(1)
Disposals	-	-
Foreign exchange adjustments	-	-
Depreciation and impairment at December 31	(4)	(4)
Carrying amount at December 31, 2005	**-**	**-**
Cost at January 1	4	4
Additions	-	-
Disposals	-	-
Foreign exchange adjustments	-	-
Cost at December 31	4	4
Depreciation and impairment at January 1	(2)	(2)
Depreciation	(1)	(1)
Disposals	-	-
Foreign exchange adjustments	-	-
Depreciation and impairment at December 31	(3)	(3)
Carrying amount at December 31, 2004	**1**	**1**
Depreciated over	2-7 years	

Note	(DKK millions)	PARENT COMPANY 2005	PARENT COMPANY 2004
18	**Investments in subsidiaries**		
	Cost at January 1	4,758	5,501
	Adjustment of cost previously recognized under value adjustments	-	(608)
	Adjustment to balance at January 1, new Danish joint taxation rules	308	-
	Additions, capital contribution	303	95
	Disposals	-	(230)
	Cost at December 31	**5,369**	**4,758**

Group companies are listed on page 68.

Note		CONSOLIDATED 2005	CONSOLIDATED 2004
19	**Investments in associates**		
	Cost at January 1	184	254
	Additions	74	1
	Disposals	(3)	(67)
	Foreign exchange adjustments	4	(4)
	Cost at December 31	259	184
	Value adjustments at January 1	(47)	(81)
	Share of profit (loss)	(8)	26
	Dividends	(2)	-
	Impairment	(3)	-
	Disposals	1	-
	Other changes in equity	(11)	-
	Reversed value adjustments	-	5
	Foreign exchange adjustments	-	3
	Value adjustments at December 31	(70)	(47)
	Net asset value at December 31, 2005	189	137
	Companies with negative net asset values	-	-
	Carrying amount at December 31, 2005	**189**	**137**
	Aggregated financial information in respect of associates:		
	Revenue	796	686
	Profit (loss) for the year after tax	(36)	10
	Total assets	342	284
	Total liabilities	226	157
	Total share of profit (loss) for the year after tax	(8)	26
	Total share of net assets	41	44

Associates are listed on page 68.

A number of associates have financial years that differ from the Group's financial year and are recognized based on the differing period.

	Aggregated financial information in respect of joint ventures accounted for by proportionate consolidation:	2005	2004
	Non-current assets	13	17
	Current assets	27	27
	Non-current liabilities	-	-
	Current liabilities	7	2
	Revenue	-	1
	Costs	9	9

Joint ventures accounted for by proportionate consolidation are listed on page 68.

Note		2005	2004
20	**Other securities**		
	Shares, listed	-	-
	Shares, unlisted	6	6
	Total	**6**	**6**

Note	(DKK millions)	CONSOLIDATED 2005	CONSOLIDATED 2004
21	**Other receivables**		
	Loans	27	30

Loans have terms of between 1 and 8 years and will be fully repaid in 2013 at the latest.

Note	(DKK millions)	CONSOLIDATED 2005	CONSOLIDATED 2004	PARENT COMPANY 2005	PARENT COMPANY 2004
22	**Deferred tax assets**				
	Tax assets at January 1	418	375	180	231
	Adjustment to balance at January 1, new Danish joint taxation rules	-	-	(306)	-
	Prior-year adjustments	5	-	-	-
	Change in tax rate	(5)	(1)	-	-
	Capitalization of tax assets not previously recognized	249	105	-	-
	Change regarding profit (loss) for the year	(138)	(81)	-	(94)
	Transferred from "Deferred tax" (liability)	84	(4)	126	-
	Tax on changes in equity	(88)	43	-	43
	Foreign exchange and other adjustments	36	(19)	-	-
	Deferred tax assets at December 31	**561**	**418**	-	**180**

A specification of above is shown in note 27.

Note	(DKK millions)	CONSOLIDATED 2005	CONSOLIDATED 2004	PARENT COMPANY 2005	PARENT COMPANY 2004
23	**Inventories**				
	Raw materials and consumables	271	198	-	-
	Contract work in progress	8	15	-	-
	Finished goods and merchandise	468	305	-	-
	Total	**747**	**518**	-	-
	The above includes write-downs amounting to	146	148	-	-
	Write-downs recognized in the income statement under production costs	50	78	-	-
	Reversed write-downs recognized under production costs	7	-	-	-
	Value of inventories, recognized at net realizable value	-	-	-	-
	Production costs include costs of sales of	2,910	2,248	-	-
24	**Tax receivable**				
	Receivable at January 1	21	44	-	-
	Prior-year adjustments	-	10	-	-
	Additions on company acquisitions	-	-	-	-
	Tax on profit (loss) for the year	-	(6)	-	-
	Joint taxation contributions from group companies	-	-	29	-
	Received during year	(9)	(13)	-	-
	Transferred from "Tax payable"	3	(10)	-	-
	Foreign exchange and other adjustments	2	(4)	-	-
	Total	**17**	**21**	**29**	-
25	**Receivables falling due after more than one year**				
	Trade receivables	12	33	10	16
	Tax receivable	2	3	-	-
	Other receivables	71	103	7	22
	Prepayments	-	25	-	-
	Total	**85**	**164**	**17**	**38**

Prepayments

Prepayments include rent paid in advance, insurance and other costs.

Note	(DKK millions)	CONSOLIDATED 2005	CONSOLIDATED 2004	PARENT COMPANY 2005	PARENT COMPANY 2004
26	**Pension obligations and similar obligations**				
	Present value of defined benefit obligations	(251)	(200)	(1)	(1)
	Fair value of plan assets	175	156	-	-
	Net obligations	**(76)**	**(44)**	**(1)**	**(1)**

The above net obligation of DKK 76 million is recognized by DKK 78 million in the item pension obligations and similar obligations and by DKK 2 million in the item receivables.

The present value of defined benefit obligations includes unfunded pension obligations not covered by payments to insurance company of DKK (20) million in 2005 (2004: DKK (17) million).

(DKK millions)	CONSOLIDATED 2005	CONSOLIDATED 2004	PARENT COMPANY 2005	PARENT COMPANY 2004
Development in present value of defined benefit obligations				
Obligations at January 1	(200)	(209)	(1)	(1)
Foreign exchange adjustments	(28)	12	-	-
Costs for the year	(4)	(5)	-	-
Interest expense	(12)	(11)	-	-
Actuarial losses	(19)	-	-	-
Pension payments	12	13	-	-
Obligations at December 31	**(251)**	**(200)**	**(1)**	**(1)**
Development in fair value of plan assets				
Plan assets at January 1	156	165	-	-
Foreign exchange adjustments	24	(9)	-	-
Expected return on plan assets	13	12	-	-
Actuarial gains (losses)	(6)	1	-	-
Pension payments	(12)	(13)	-	-
Plan assets at December 31	**175**	**156**	**-**	**-**
Pension costs recognized in the income statement				
Costs for the year	(4)	(5)	-	-
Interest expense	(12)	(11)	-	-
Expected return on plan assets	13	12	-	-
Defined benefit plans total	(3)	(4)	-	-
Defined contribution plans total	(54)	(45)	(4)	(1)
Total cost recognized in the income statement	**(57)**	**(49)**	**(4)**	**(1)**
The costs are recognized in the following income statement items:				
Production costs	(15)	(13)	-	-
Development costs	(7)	(6)	-	-
Selling and distribution costs	(23)	(20)	-	-
Management and administrative expenses	(12)	(10)	(4)	(1)
	(57)	**(49)**	**(4)**	**(1)**
The following accumulated actuarial gains (losses) since January 1, 2004 are recognized in the Statement of recognized income and expense:				
Accumulated actuarial gains (losses)	(24)	1	-	-
Breakdown of plan assets:				
Shares	69%	60%	-	-
Bonds	30%	38%	-	-
Cash and cash equivalents	1%	2%	-	-
	100%	**100%**	-	-
Return on plan assets:				
Expected return on plan assets	(13)	(12)	-	-
Actual return on plan assets	7	13	-	-
Actuarial gains (losses) on plan assets	**(6)**	**1**	**-**	**-**

Note	(DKK millions)	CONSOLIDATED 2005	2004
26	**Pension obligations and similar obligations (continued)**		
	The actuarial calculations for the prevailing American defined benefit plan at the balance sheet date are based on the following assumptions:		
	Discount rate	5.50%	6.00%
	Expected return on plan assets	8.00%	8.00%
	Development in salary levels	N/A	N/A

Breakdown of the Group's pension obligations for the current and the four preceding years:

	2005	2004	2003	2002	2001
Actuarial pension obligation	(251)	(200)	(209)	(243)	(254)
Plan assets	175	156	165	176	270
Surplus/(deficit)	**(76)**	**(44)**	**(44)**	**(67)**	**16**

Defined contribution plans

The Group has commitments regarding certain groups of employees in Denmark and abroad. Pension plans are generally defined contribution plans. The pension plans are funded by current payments to independent pension funds and insurance companies, which are responsible for payment of the pension benefits. When contributions to defined contribution plans have been paid, the Group has no further commitments to present or former employees. Contributions to defined contribution plans are recognized in the income statement as paid.

Defined benefit plans

The Group has an American pension plan, which is not covered by payments to insurance companies, but however is partly offset by the fair value of reserved pension funds. At July 1, 2003 the pension plan has been frozen, meaning that employees covered by the plan will continue to be entitled to the pension payments earned up to this date. However, employees will not earn further pension payments.

In addition, in a number of subsidiaries agreements have been made for payment of certain benefits, e.g. retirement pension as a fixed amount or a fixed percentage of the final salary at the retirement date. Such obligations are not covered by payments to pension funds.

Other plans

The Group has no other pension obligations or similar obligations to its employees.

Note	(DKK millions)	CONSOLIDATED 2005	2004	PARENT COMPANY 2005	2004
27	**Deferred tax**				
	Deferred tax at January 1	5	20	-	
	Prior-year tax adjustments	-	(18)	22	
	Adjustment at January 1, Danish joint taxation				
	Additions on company acquisitions	28			
	Changes relating to profit (loss) for the year	28	19	37	
	Change in tax rate	1	-	(9)	
	Tax on changes in equity	-	-	19	
	Transferred to "Deferred tax assets"	84	(4)	126	
	Foreign exchange adjustments	-	(12)	-	
	Total	**146**	**5**	**195**	

Note	(DKK millions)	CONSOLIDATED 2005	CONSOLIDATED 2004	CONSOLIDATED 2005	CONSOLIDATED 2004
27	**Deferred tax – continued**				
	Specification of deferred tax assets and deferred tax	**Deferred tax assets**	**Deferred tax assets**	**Deferred tax**	**Deferred tax**
	Intangible assets	4	17	120	96
	Property, plant and equipment	68	31	1	19
	Other non-current assets	21	13	2	-
	Current assets	139	46	-	9
	Provisions	117	155	-	2
	Current liabilities	26	13	-	1
	Intra-group liabilities	155	459	-	-
	Tax loss carryforwards	352	398	-	-
	Reversal of tax benefit arising from loss	-	-	178	167
	Value adjustments	(171)	(408)	-	-
	Other	46	7	41	24
	Total	**757**	**731**	**342**	**318**
	Set-off within same legal tax units and jurisdictions	(196)	(313)	(196)	(313)
	Deferred tax assets and deferred tax at December 31	**561**	**418**	**146**	**5**
	Tax value of unrecognized tax assets				
	Change in unrecognized tax assets				
	Tax value at January 1	408	513		
	Change for the year, tax loss carryforwards	(36)	(45)		
	Foreign exchange adjustment, unrecognized assets	12	-		
	Change for the year, other tax assets	(213)	(60)		
	Tax assets at December 31	**171**	**408**		
	Specification of unrecognized tax assets				
	Tax loss carryforwards	150	192		
	Other tax assets	21	216		
	Tax assets at December 31	**171**	**408**		

A substantial share of the tax value of unrecognized loss carryforwards abroad relate to company acquisitions.

	2005	2004
Tax assets not previously recognized, but used during the year:		
Tax loss carryforwards	**6**	**4**

Value adjustments are based on the Group's expectations as to the future utilization of the tax asset.

Note

28 Other provisions

Consolidated

(DKK millions)	Other restructuring	Warranty provisions	Other provisions	Total
Other provisions at January 1	20	112	151	283
Additions on company acquisitions	-	10	72	82
Additions	7	14	110	131
Consumed	(8)	(11)	(72)	(91)
Reversals	-	(14)	-	(14)
Foreign exchange adjustments	2	6	8	16
Other provisions at December 31	**21**	**117**	**269**	**407**
Of which is recognized in the consolidated balance sheet:				
Non-current liabilities	2	44	111	157
Current liabilities	19	73	118	210
Liabilities, discontinued operations	-	-	40	40
Other provisions at December 31	**21**	**117**	**269**	**407**
Parent company, non-current liabilities	-	-	7	7
Parent company, liabilities in respect of discontinuing operations	-	-	29	29

Restructuring provisions of DKK 21 million relate to restructurings based on detailed plans prepared by Management, which have been discussed with and announced to the employee groups affected and others. The provisions cover severance payment, post-employment pay, loss-making contracts, including leases, etc. related to relocation of production facilities to China, relocation of production and administration from Chicago to Minneapolis in the United States etc. Restructurings also include integration and rationalization costs related to the acquisition of INTERTON.

Warranty provisions concern products sold by GN Netcom and GN ReSound. The warranty provision covers any defects in design, materials and workmanship for a period of 1-3 years from delivery and completion. The provision has been calculated on the basis of historical warranty costs of the Group's products.

Other liabilities include obligations to take back sold hearing aids, expenses for customer loyalty programs in GN ReSound and guarantees provided in connection with disposal of companies. Costs are expected to be incurred before the end of 2007. Other liabilities also include provision for earn-out agreements in connection with the acquisition of INTERTON and American operations of a total of DKK 64 million.

Note	(DKK millions)	CONSOLIDATED 2005	CONSOLIDATED 2004	PARENT COMPANY 2005	PARENT COMPANY 2004
29	**Non-current liabilities**				
	Long-term loans falling due for repayment more than five years from the balance sheet date	-	100	-	100
	Bank loans	409	111	400	100
	Capitalized lease obligations	3	4	-	-
	Other long-term payables	3	1	-	-
	Received prepayments	42	28	-	-
	Non-current liabilities excluding pension obligations, deferred tax and other provisions	**457**	**144**	**400**	**100**
	Breakdown of liabilities due as of the balance sheet date:				
	1-2 years	35	29	-	-
	2-3 years	18	12	-	-
	3-4 years	4	3	-	-
	4-5 years	400	-	400	-
	> 5 years	-	100	-	100
	Total	**457**	**144**	**400**	**100**
	Breakdown of liabilities by currency:				
	DKK	401	103	400	100
	EUR	1	1	-	-
	USD	55	40	-	-
	Other currencies	-	-	-	-
	Total	**457**	**144**	**400**	**100**

Note	(DKK millions)	CONSOLIDATED 2005	CONSOLIDATED 2004	PARENT COMPANY 2005	PARENT COMPANY 2004
30	**Current liabilities**				
	Bank loans	428	200	118	67
	Repayment of long-term loans	4	1	-	-
	Total bank loans	**432**	**201**	**118**	**67**
	Breakdown of loans by currency:				
	DKK	252	90	118	67
	EUR	123	62	-	-
	USD	40	35	-	-
	Other currencies	17	14	-	-
	Total	**432**	**201**	**118**	**67**
31	**Tax payable**				
	Tax payable at January 1	23	62	-	-
	Prior-year adjustments	(7)	5	-	-
	Additions on company acquisitions	11	-	-	-
	Tax on profit (loss) for the year	63	41	-	-
	Paid during the year	(61)	(70)	-	-
	Transferred to "Tax receivable"	3	(10)	-	-
	Foreign exchange and other adjustments	1	(5)	-	-
	Total	**33**	**23**	**-**	**-**
32	**Other payables**				
	Wages and salaries, holiday pay, etc.	148	142	12	10
	Taxes and duties and tax payable at source	36	39	-	-
	Social contributions	38	24	-	-
	Other	443	290	3	-
	Total	**665**	**495**	**15**	**10**
33	**Security**				
	Property	-	-	-	-
	Cash and cash equivalents	-	-	-	-
	Total	**-**	**-**	**-**	**-**
34	**Lease obligations**				
	Finance leases:				
	Less than one year	1	1	-	-
	Between one and five years	2	4	-	-
	More than five years	-	-	-	-
	Total	**3**	**5**	**-**	**-**
	Finance leases relate to lease of operating assets and equipment.				
	Operating leases:				
	Less than one year	74	51	1	-
	Between one and five years	145	107	2	-
	More than five years	28	24	-	-
	Total	**247**	**182**	**3**	**-**

Operating leases primarily relate to lease of property on market terms in Denmark, the US and the UK. The remaining lease terms amount to between 1-9 years.

Operating leases include rental obligations related to properties in Denmark in the amount of DKK 60 million. DKK 30 million of the rental obligation in Denmark is provided for in the balance sheet in respect of vacation of offices.

Lease payments recognized in the income statement relating to operating leases amount to DKK 80 million for the Group (2004: DKK 63 million). In 2005, DKK 0 million (2004: DKK 1 million) was recognized as income in connection with sub-lease of property.

Note	(DKK millions)	CONSOLIDATED 2005	CONSOLIDATED 2004	PARENT COMPANY 2005	PARENT COMPANY 2004
35	**Contingent liabilities, other financial liabilities and contingent assets**				
	Guarantees, warranties and other liabilities	15	17	9	6

Outstanding lawsuits and arbitration proceedings
GN Store Nord and its subsidiaries and associates are parties to various lawsuits and arbitration proceedings, including various cases involving patent infringements. Exclusive of the below-mentioned cases, the outcome of cases pending is not expected to be of material importance to the Group's financial position. Management is not aware of any legal proceedings which could affect the Group's financial position.

Guarantees
GN Store Nord has in Denmark and the US issued guarantees to banks in respect of directly and indirectly wholly owned subsidiaries. The guarantees relate solely to draws on group credit facilities of up to DKK 120 million and USD 25 million in respect of interest netting cash pools.

Purchase obligation
In connection with the investment in a new domicile the Company has contractual liabilities of DKK 139 million.

Contingent assets
GN Store Nord is by way of its 75% ownership of DPTG I/S still party to arbitration proceedings against Telekomunikacja Polska S.A. regarding the principles for traffic statistics in Poland's NSL fiber-optic telecommunications system, for which DPTG is entitled to a share of the revenue from 1994-2009. In 2005 the Arbitration Court prepared an impartial expert opinion on parts of the case. Based on the opinion and the fact that DPTG's original claim made at the beginning of 2003 only covered the period 1994 to mid 2002, DPTG raised its claim to DKK 5.0 billion for the period 1994 to mid 2005. Telekomunikacja Polska S.A. has disputed the claim. GN Store Nord is unable to provide any further information in this matter in order not to influence the outcome of the case. No amount has been recognized in GN Store Nord's balance sheet at December 31, 2005 in this respect.

As part of the disposal of NetTest the parties agreed that GN Store Nord should receive a small portion of the gain on disposal realized by the new owner. Axcel sold NetTest on 11 August 2005. GN Store Nord and Axcel have not been able to reach an agreement on the calculation model for the earn-out agreement, and it is likely that the matter will be settled by arbitration. GN Store Nord is unable to provide any further information in this matter in order not to influence the outcome of the case. No amount has been recognized in GN Store Nord's balance sheet at December 31, 2005 in this respect.

Based on an impairment test, in the 2001 financial statements GN Store Nord made a write-down of goodwill related to Beltone of DKK 1,250 billion. Beltone (USA) was merged with GN Hearing Care Corporation (USA) at January 1, 2005. It is GN Store Nord's assessment that a significant part of the write-down made for accounting purposes in 2001 as a result of the merger has tax effect in Denmark. Both companies were jointly taxed with GN Store Nord in the relevant period. GN Store Nord has brought the issue of deductibility for the merger loss, which is determined in accordance with Danish tax rules, before the Danish tax authorities. The tax authorities do not agree on the deductibility, but are considering the matter in detail at the moment. Accordingly, GN Store Nord has decided not to disclose the effect of deductibility of the merger loss in the annual report.

Contingent purchase consideration relating to company disposal
GN Store Nord sold its ownership interest in Voxtel S.A. in 2004. The sales amount included a contingent purchase consideration. The share of the contingent purchase consideration which is likely to be received is recognized in the financial statements at DKK 33 million. Subject to future earnings etc., this amount may increase by up to DKK 14 million.

Contingent purchase consideration relating to company acquisition
In connection with the acquisition of the company INTERTON at November 1, 2005 GN Store Nord has agreed to pay consideration to the seller conditional on activities in the next two years in the acquired company. The consideration has no material effect on GN Store Nord's financial position. In addition, earn-out agreements have been entered in respect of other acquisitions.

Note

36 **Financial instruments**

Primary financial instruments

(DKK millions)	Less than one year	Between one and five years	More than five years	Total	Of which at fixed rates	Average effective rate of interest
Investments						
Investments in associates	-	-	189	189		
Other securities	-	2	4	6		
Trade receivables	1,375	12	-	1,387		
Other receivables and prepayments, etc.	404	100	-	504	-	
Cash and cash equivalents	120	-	-	120	-	1.0%-2.0%
Financial liabilities						
Long-term bank loans	-	409	-	409	-	"IBOR" based
Capitalized lease obligations	-	3	-	3		
Other non-current liabilities	-	3	-	3		
Other provision	210	157	-	367		
Short-term bank loans	432	-	-	432	-	"IBOR" based
Trade payables	464	-	-	464		
Tax payables	33	-	-	33		
Other payables	665	-	-	665		
Received prepayments	60	42	-	102		
Liabilities, discontinued operations	-	40	-	40		

Effective rates of interest are stated on the basis of actual interest rates at December 31, 2005. The fair value of listed shares is DKK 0 million. For the other financial assets and liabilities, the fair value equals the carrying amount.

Derivative financial instruments

Financial instruments used as hedging of currency and interest rate risks, including the notional amount, and unrealized gains and losses are:

Financial instruments (DKK millions)	Notional amount	Unrealized gains (losses) on fair value adjustment	Recognised in income statement for 2005	Recognised directly in equity at Dec 31, 2005	Maturity dates
Foreign currency sold under forward contracts:					
USD	95	(2)	(2)	-	2006
GBP	163	(1)	(1)	-	2006
Total financial instruments	**258**	**(3)**	**(3)**	**-**	

Currency risk

GN Store Nord is exposed to currency risks only in connection with commercial transactions. GN Store Nord does not raise loans or place surplus cash in foreign currency unless doing so reduces exposure to currency risks. GN Store Nord is only to a limited extent exposed to fluctuations in exchange rates, as revenue and costs in main currencies are generally matched. For example, GN Store Nord will largely remain unaffected by fluctuations in the USD exchange rate, as approximately 60% of GN Store Nord's revenue is generated in USD or USD-related currencies whereas approximately 65% of costs is incurred in USD or USD-related currencies. GN Store Nord generates considerable income in EUR, but does not consider the EUR-DKK exchange rate to constitute a significant risk. For this reason, this currency risk is generally not hedged.

Interest rate risk

GN Store Nord's interest rate risk is primarily associated with the Group's loans. The net debt at December 31, 2005 of DKK 720 million only carries a floating interest rate. All things being equal, an increase in GN Store Nord's finance costs of one percentage point increases interest expenses by approximately DKK 7 million.

Credit risk

GN Store Nord holds most of its cash and cash equivalents as short-term money market deposits with banks that have satisfactory credit rating with Moody's or Standard & Poors. GN Store Nord's exposure to any single financial counterparty does not exceed 2.5% of such party's equity. GN Store Nord does not have significant credit risks in respect of a single customer or cooperator. One customer accounted for more than 5% of revenue in 2005. GN Store Nord credit rates all significant customers and other cooperators on an ongoing basis.

Note	(DKK millions)	CONSOLIDATED 2005	CONSOLIDATED 2004	PARENT COMPANY 2005	PARENT COMPANY 2004
37	**Government grants**				
	Government grants relating to development activities	2	2	-	-
	Total	**2**	**2**	**-**	**-**

38 Outstanding shares and treasury shares

	Outstanding shares (thousands)	Treasury shares (thousands)	Total number of shares (thousands)	Nominal value of outstanding shares (DKK '000)	Nominal value of treasury shares (DKK '000)	Nominal value of total shares (DKK '000)	Treasury shares as a percentage of share capital
Number of shares at January 1, 2005	211,546	8,229	219,775	846,184	32,916	879,100	3.74%
Options exercised in 2005	865	(865)	-	3,460	(3,460)	-	-
Shares acquired/sold by GN Store Nord	(6,012)	6,012	-	(24,048)	24,048	-	-
Number of shares at December 31, 2005	**206,399**	**13,376**	**219,775**	**825,596**	**53,504**	**879,100**	**6.09%**

The treasury shares had a market value of DKK 1,109 million at December 31, 2005.

(Shares thousands)	2005	2004
Weighted average number of shares	208,145	211,427
Dilutive effect of outstanding share options with positive intrinsic value – average for the period	2,051	1,594
Diluted weighted average number of shares	**210,196**	**213,021**

(DKK millions)		
Profit (loss) for the year used for the calculation of earnings per share	841	508
Dilutive effect of profit (loss) for the year	-	-
Profit (loss) for the year used for the calculation of diluted earnings per share	**841**	**508**
Profit (loss) for the year and diluted earnings	841	508
Amortization and impairment of intangible assets acquired in company acquisitions	42	225
Restructurings	7	-
Profit (loss) and diluted earnings excluding amortization and impairment of intangible assets acquired in company acquisitions and restructurings	**890**	**733**

Note

39 **Related party transactions**

GN Store Nord's related parties exercising significant influence comprise the Supervisory Board and the Executive Management and senior employees and their close family members. Related parties also comprise significant shareholders in the parent company and companies in which the above persons have substantial interests.

In addition, related parties comprise group enterprises and associates over which GN Store Nord exercises control or significant influence.

Group enterprises and associates are listed on page 68.

Supervisory Board and Executive Management

Management remuneration and incentive plans are described in notes 4 and 40.

Group enterprises and associates

Trade with group enterprises and associates comprised:

	CONSOLIDATED		PARENT COMPANY	
(DKK millions)	**2005**	**2004**	**2005**	**2004**
Sale of products to associates	122	3	-	-
Purchase of products from associates	3	6	-	-
Sale of services to group enterprises	-	-	73	48

Transactions with group enterprises are eliminated in the consolidated financial statements in accordance with the accounting policies.

The parent company's balances with group enterprises at December 31, 2005 are recognized in the balance sheet. Interest income and expense in respect of group enterprises are disclosed in notes 12 and 13. The parent company's guarantees in respect of subsidiaries related to the group credit facilities are described in note 35.

Further, balances with group enterprises and associates comprise usual trade balances related to purchase and sale of goods and services.

The Group has received DKK 2 million (2004: DKK 0 million) in dividends from an associate. No dividends were received from group enterprises in 2005 or 2004.

In 2005 an activity in GN Great Northern Telegraph Company was sold to a senior employee and an employee representative on the Board of GN Store Nord. The activity was sold on an arm's length basis.

In addition, no transactions have been carried out between GN Store Nord the Supervisory Board and the Executive Management, senior employees, major shareholders or other related parties.

Note

40 Incentive plans

Since 1998 GN Store Nord has issued share options annually as part of a long-term incentive plan for a number of senior employees. The plans from 1998-2000 all expired at the end of 2005. Accordingly, at December 31, 2005 GN only has share options granted from 2001-2005. No share options are granted to Supervisory Board members appointed by the annual general meeting.

Share options in GN Store Nord	Executive Management	Senior employees	Other	Total	Average exercise price
Share options granted at January 1, 2004	955,875	1,643,444	4,105,907	6,705,226	65
Share options granted during year	255,000	337,000	633,000	1,225,000	43
Share options exercised during year	0	(37,335)	(203,545)	(240,880)	36
Share options terminated during year/corrections	(257,500)	(645,970)	(276,429)	(1,179,899)	64
Outstanding share options at December 31, 2004	953,375	1,297,139	4,258,933	6,509,447	62
Share options granted during year	200,981	267,000	615,800	1,083,781	62
Share options exercised during year	(214,000)	(40,000)	(610,829)	(864,829)	46
Share options terminated during year/corrections	(41,250)	(482,559)	(635,919)	(1,159,728)	136
Outstanding share options at December 31, 2005	**899,106**	**1,041,580**	**3,627,985**	**5,568,671**	**49**
Grant date market value of share options granted in 2005	3.2 mio.	4.2 mio.	9.9 mio.	17.3 mio.	
Market value of outstanding share options at December 31, 2005	36.9 mio.	44.0 mio.	132.1 mio.	213.0 mio.	

The granted share options for the year are basically identical in regards to exercise price and expiry date, but varies in relation to the exercise period and exercise conditions depending on the areas in which the options are granted; North America, France and rest of the world. Of the options granted in North America, 20% can be exercised after one year, a further 20% can be exercised after two years and the remaining 60% three years after the grant date. Of the options granted in France, 100% can be exercised four years after the grant date. Of the options granted in the rest of the world, 100% can be exercised three years after the grant date. In adddition, for options granted outside of North America exercise is contingent on at least a 19% increase in GN Store Nord's share price compared to the exercise price in the period following the first exercise date.

All share option plans expire no later than in five years after the grant date. When exercised, GN Store Nord's share options are settled by shares from GN Store Nord's holding of treasury shares. A detailed specification by grant date is provided below of outstanding share option plans in GN Store Nord at the balance sheet date.

Share options in GN Store Nord – grant date	Executive Management	Senior employees	Other	Total	Number of exercisable options	Exercise price	Years to expiry	Market value in DKK millions
April/2001	98,125	71,580	862,889	1,032,594	440,816	90	0.2	1.9
May/2001	0	0	10,000	10,000	10,000	48	0.3	0.3
June/2001	60,000	0	0	60,000	0	99	0.3	0.1
July/2001	0	0	6,000	6,000	0	77	0.3	0.0
September/2001	0	0	3,546	3,546	3,546	67	0.3	0.1
November/2001	0	0	0	0	0	39	0.3	0.0
December/2001	0	0	14,000	14,000	14,000	68	0.3	0.2
April/2002	0	105,000	366,550	471,550	451,050	50	1.3	16.2
August/2002	0	0	8,000	8,000	8,000	43	1.6	0.3
April/2003	345,000	325,000	1,103,400	1,773,400	122,340	18	2.3	114.4
April/2004	195,000	206,000	637,800	1,038,800	74,400	43	3.3	44.4
November/2004	0	67,000	0	67,000	0	53	3.8	2.4
April/2005	200,981	267,000	594,500	1,062,481	0	62	4.3	32.3
October/2005	0	0	21,300	21,300	0	76	4.8	0.5
Outstanding share options at December 31, 2005	**899,106**	**1,041,580**	**3,627,985**	**5,568,671**	**1,124,152**	**49**		**213.1**

Note

40 **Incentive plans – continued**

The market value of the share options has been calculated using Black-Scholes-based models. The market value of the outstanding share options at the balance sheet date is calculated on the basis of underlying market prices on the final business day of the year, whereas the market value of options granted during the year is based on the underlying market prices on the grant date. The following assumptions were applied for the calculation of the market value at the balance sheet date and at the grant date for the main grant of share options in 2004 and 2005:

Market conditions	2005 year end	Grant date 2005	2004 year end	Grant date 2004
Share price	83	62	59	43
Volatility	25%	27%	28%	30%
Dividend per share	0.6	0.6	0.6	0.6
Risk-free rate	3.00%	2.75%	2.75%	3.00%
Term	Remaining term	5 years	Remaining term	5 years

At the annual main grant of share options in April 2005, a historic volatility in the period January 1, 2003-March 31, 2005 in the GN Store Nord share was used, as the period was deemed long enough for the Company to be able to reasonably estimate the underlying volatility in the GN Store Nord share after the sale of NetTest. The calculation of the market value at the balance sheet date is based on a historic three-year volatility in the period January 1, 2003-December 31, 2005 in the GN Store Nord share.

Share options held by the Executive Management are specified below:

Grant year Exercise price	2001 90	2001 99	2002 50	2003 18	2004 43	2005 62	Total
Jørn Kildegaard	70,000	0	0	135,000	75,000	82,038	362,038
Jens Due Olsen	0	60,000	0	105,000	60,000	57,415	282,415
Jesper Mailind	28,125	0	0	105,000	60,000	61,528	254,653
Total	**98,125**	**60,000**	**0**	**345,000**	**195,000**	**200,981**	**899,106**

The three members of the Executive Management exercised all granted options from 2002 of a total of 214,000 options, distributed by 84,000 for Jørn Kildegaard, 65,000 for Jens Due Olsen and 65,000 for Jesper Mailind.

41 **Acquisition of companies and operations**

INTERTON

At November 1, 2005 GN Store Nord acquired INTERTON, a German hearing instrument manufacturer. The acquisition strengthens GN Store Nord's product program and market presence and accordingly supports GN Store Nord's strategic growth plans. As part of the acquisition, the parties entered into an earn-out agreement, which is conditional on the revenue growth in the period 2005-2007.

INTERTON is strongly positioned on particularly the American and German markets, and the company's products in the medium- and low-price segments will enhance GN Store Nord's profile as a quality provider of hearing instruments in all price categories. INTERTON will remain as a separate brand that can complement GN Store Nord's present brands, Beltone and GN ReSound, on the American and German markets and a number of other export markets.

Other acquisitions and operations

During the year GN Store Nord also acquired a number of minor operations, primarily ownership interests in hearing instrument chains and distributors in the USA. The acquisitions strengthen mainly GN Store Nord's sales and distribution channels.

All transactions are accounted for using the purchase method.

Note

41 Acquisition of companies and operations – continued

Statement of acquired net assets and cash purchase price:	IFRS carrying amount prior to acquisition		Fair value adjustment		Fair value at acquisition date		
	INTERTON	Other acquisitions and operations	INTERTON	Other acquisitions and operations	INTERTON	Other acquisitions and operations	Total
Intangible assets	7	9	104	-	111	9	120
Property, plant and equipment	9	3			9	3	12
Other non-current assets	8				8		8
Inventories	25		3		28		28
Receivables	48	1			48	1	49
Cash and cash equivalents	4				4		4
Other non-current liabilities	(20)		-	-	(20)	-	(20)
Deferred tax	1		(29)	-	(28)	-	(28)
Other provisions	(10)		(18)	-	(28)	-	(28)
Repayment of long-term loans	(4)				(4)	-	(4)
Bank loans	(20)			-	(20)		(20)
Trade payables	(14)			-	(14)		(14)
Tax payable	(6)				(6)		(6)
Other payables	(18)	(10)			(18)	(10)	(28)
Received prepayments	(14)				(14)		(14)
Acquired net assets	**(4)**	**3**	**60**	**-**	**56**	**3**	**59**
Goodwill					298	27	325
Acquisition costs					6	-	6
Purchase price					**360**	**30**	**390**
Provision, earn-out obligation					(54)	(10)	(64)
Acquired cash and cash equivalents					(4)	-	(4)
Cash purchase price					**302**	**20**	**322**

The total cash purchase price of the above amounted to DKK 322 million, including goodwill of DKK 325 million.

In connection with the acquisition of INTERTON and other operations, GN Store Nord recognized intangible assets, including customer contracts, development projects and brands, in the pre-acquisition balance sheet at fair value. The calculation has not been finalized and changes may occur in 2006.

After recognition of identifiable assets, liabilities and contingent liabilities at fair value, goodwill related to the acquisition amounted to DKK 325 million. The balance represents the value of the assets that could not be measured reliably at fair value, the value of acquired employees and knowhow, expected synergies from the business combination with INTERTON and the value of access to sales and distribution channels.

(DKK millions)	INTERTON	Other acquisitions and operations	Total
The share of revenue and profit (loss) for the year from continuing operations from the acquisition date:			
Revenue	39	21	60
EBIT	(12)	(3)	(15)
Profit (loss) for the year	(6)	(3)	(9)
Acquired operations if they had been owned in all of 2005:			
Revenue	225		225
EBIT	(10)		(10)

Refer to note 9 on restructuring.

Note	(DKK millions)	CONSOLIDATED 2005	CONSOLIDATED 2004	PARENT COMPANY 2005	PARENT COMPANY 2004
42	**Other adjustments**				
	Gain/loss on disposal of assets	(1)	(3)		
	Share options expensed	17	12	3	1
	Dividends from subsidiaries and associates			(2)	
	Share of profit (loss) in associates	11	(26)		
	Provision for bad debt losses and inventory write-downs	72	86		
	Adjustment of provisions	16	17		
	Total	**115**	**86**	**1**	**1**

43 Adopted accounting standards for implementation in 2006 or later

The IASB and the EU have adopted the following new accounting standards and IFRIC interpretations that are not compulsory for GN Store Nord in the preparation of the annual report for 2005, but may affect the annual report for 2006:

- IAS 39 Financial Instruments (revised) should be applied for financial years beginning on or after January 1, 2006. GN Store Nord does not expect to use the option for voluntary measurement of financial assets and liabilities at fair value. Therefore, the new standard is not expected to affect the recognition and measurement of financial instruments.

- IFRS 7 Financial Instruments: Disclosures and the amendment to IAS 1 in respect of capital disclosures should be applied for financial years beginning on or after January 1, 2007. Implementation of the standard will not have any effect on the recognition and measurement of financial instruments.

- IFRIC Interpretation 4 Determining whether an Arrangement contains a Lease should be applied for financial years beginning on or after January 1, 2006. The interpretation is not expected to affect GN Store Nord.

- IFRIC Interpretation 5 Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds should be applied for financial years beginning on or after January 1, 2006. The interpretation is not expected to affect GN Store Nord.

In addition, the IASB has adopted the following new accounting standards and IFRIC interpretations which have not yet been adopted by the EU. The new accounting standards and IFRIC interpretations are not compulsory for GN Store Nord in the preparation of the annual report for 2005, but may affect the annual report for 2006:

- IAS 21 The Effects of Changes in Foreign Exchange Rates (revised) should be applied for financial years beginning on or after January 1, 2006. The standard clarifies the rules for foreign currency translation of net investments in subsidiaries. The new standard is not expected to affect GN Store Nord.

- IFRIC Interpretation 6 Liabilities arising from Participation in a Specific Market – Waste Electronical and Electronic Equipment should be applied for financial years beginning on or after December 1, 2005. The interpretation is not expected to affect GN Store Nord.

- IFRIC Interpretation 7 Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies should be applied for financial years beginning on or after March 1, 2006. The interpretation is not expected to affect GN Store Nord.

SECONDARY SEGMENT – BY GEOGRAPHIC AREA

(DKK millions)	Non-current assets 2005	Non-current assets 2004	Current assets 2005	Current assets 2004	Total assets 2005	Total assets 2004	Investments in non-current assets 2005	Investments in non-current assets 2004
Denmark	540	1,086	261	411	801	1,497	318	294
Rest of Nordic region	30	29	59	56	89	85	1	1
Rest of Europe	648	210	1,017	565	1,665	775	277	25
North and South America	3,610	2,788	1,105	497	4,715	3,285	264	72
Asia and rest of World	532	132	289	312	821	444	20	11
Total	**5,360**	**4,245**	**2,731**	**1,841**	**8,091**	**6,086**	**880**	**403**

Geographic distribution of revenue is shown in note 3 page 43.

Income statement 2005

(DKK millions)	Contact Center & Office Headsets	Mobile Headsets	GN Netcom	Hearing Instruments	Audiologic Diagnostics Equipment	GN ReSound	Other/ elimina-tions	Con-tinuing operations	Dis-continuing operations	Consolidated total
External revenue	1,549	1,960	3,509	2,795	315	3,110	25	6,644		6,644
Internal revenue					9	9	(9)			
Revenue	**1,549**	**1,960**	**3,509**	**2,795**	**324**	**3,119**	**16**	**6,644**	**-**	**6,644**
Production costs	(544)	(1,554)	(2,098)	(1,004)	(187)	(1,191)	4	(3,285)	-	(3,285)
Gross profit	**1,005**	**406**	**1,411**	**1,791**	**137**	**1,928**	**20**	**3,359**	**-**	**3,359**
Development costs	(48)	(77)	(125)	(158)	(28)	(186)	-	(311)	-	(311)
Selling and distribution costs	(446)	(191)	(637)	(771)	(81)	(852)	-	(1,489)	-	(1,489)
Management and administrative expenses	(200)	(88)	(288)	(341)	(28)	(369)	(73)	(730)		(730)
Other operating income	2	-	2	10	1	11	-	13		13
Amortization and impairment of goodwill	-	-	-	-	(8)	(8)	-	(8)	-	(8)
Operating profit (loss) before share of profit (loss) in subsidiaries and associates	**313**	**50**	**363**	**531**	**(7)**	**524**	**(53)**	**834**		**834**
Share of profit (loss) in associates	(3)		(3)	(8)		(8)		(11)		(11)
Operating profit (loss)	**310**	**50**	**360**	**523**	**(7)**	**516**	**(53)**	**823**	**-**	**823**
Gains/losses on disposal of discontinuing operations							13	13	9	22
Profit (loss) before financial items	**310**	**50**	**360**	**523**	**(7)**	**516**	**(40)**	**836**	**9**	**845**
Financial items		-	(24)		-	(41)	44	(21)	-	(21)*
Profit (loss) from ordinary activities before tax	**310**	**50**	**336**	**523**	**(7)**	**475**	**4**	**815**	**9**	**824**

Balance sheet 2005

(DKK millions)	Contact Center & Office Headsets	Mobile Headsets	GN Netcom	Hearing Instruments	Audiologic Diagnostics Equipment	GN ReSound	Other/ elimina-tions	Con-tinuing operations	Dis-continuing operations	Consolidated total
ASSETS										
Total intangible assets	**409**	**315**	**724**	**3,213**	**88**	**3,301**	**39**	**4,064**	**-**	**4,064**
Additions	30	55	85	568	24	592	5	682	-	682
Impairment			-		(8)	(8)	-	(8)	-	(8)
Total property, plant and equipment	**44**	**61**	**105**	**279**	**5**	**284**	**124**	**513**	**-**	**513**
Additions	8	60	68	81	2	83	47	198	-	198
Depreciation	(8)	(31)	(39)	(73)	(3)	(76)	(3)	(118)		(118)
Impairment			-			-		-		-
Investments in associates	-	-	-	189	-	189	-	189		189
Other assets	948	535	1,483	2,234	164	2,398	(367)	3,514	-	3,514
Total assets	**1,401**	**911**	**2,312**	**5,726**	**257**	**5,983**	**(204)**	**8,091**	**-**	**8,091**
EQUITY AND LIABILITIES										
Total equity			**615**			**4,218**	**516**	**5,349**	**-**	**5,349 ***
Total liabilities			**1,697**			**1,765**	**(760)**	**2,702**	**40**	**2,742 ***
Total equity and liabilities			**2,312**			**5,983**	**(244)**	**8,051**	**40**	**8,191 ***

Additional information is provided in the investor-specific statements.

*) A number of balance sheet items are not presented by segment, as the segments in a number of cases are part of the same legal entity and cannot be allocated reliably.

Income statement 2004

(DKK millions)	Contact Center & Office Headsets	Mobile Headsets	GN Netcom	Hearing Instruments	Audiologic Diagnostics Equipment	GN ReSound	Other/ elimina-tions	Con-tinuing operations	Dis-continuing operations	Consolidated total
External revenue	1,316	1,198	2,514	2,670	348	3,018	16	5,548		5,548
Internal revenue										
Revenue	**1,316**	**1,198**	**2,514**	**2,670**	**348**	**3,018**	**16**	**5,548**		**5,548**
Production costs	(484)	(914)	(1,398)	(1,072)	(171)	(1,243)	(6)	(2,647)		(2,647)
Gross profit	**832**	**284**	**1,116**	**1,598**	**177**	**1,775**	**10**	**2,901**		**2,901**
Development costs	(35)	(52)	(87)	(130)	(57)	(187)	(7)	(281)		(281)
Selling and distribution costs	(286)	(180)	(466)	(680)	(104)	(784)	(6)	(1,256)		(1,256)
Management and administrative expenses	(257)	(41)	(298)	(285)	(24)	(309)	(66)	(673)		(673)
Other operating income				10		10		10		10
Amortization and impairment of goodwill	(27)	(12)	(39)	(152)	(4)	(156)		(195)		(195)
Operating profit (loss) before share of profit (loss) in subsidiaries and associates	**227**	**(1)**	**226**	**361**	**(12)**	**349**	**(69)**	**506**		**506**
Share of profit (loss) in associates				(8)		(8)	34	26		26
Operating profit (loss)	**227**	**(1)**	**226**	**353**	**(12)**	**341**	**(35)**	**532**		**532**
Gains/losses on disposal of discontinuing operations							39	39		39
Profit (loss) before financial items	**227**	**(1)**	**226**	**353**	**(12)**	**341**	**4**	**571**		**571**
Financial items			(68)			(30)	61	(37)		(37)*
Profit (loss) from ordinary activities before tax	**227**	**(1)**	**158**	**353**	**(12)**	**311**	**65**	**534**		**534**

Balance sheet 2004

(DKK millions)	Contact Center & Office Headsets	Mobile Headsets	GN Netcom	Hearing Instruments	Audiologic Diagnostics Equipment	GN ReSound	Other/ elimina-tions	Con-tinuing operations	Dis-continuing operations	Consolidated total
ASSETS										
Total intangible assets	**374**	**278**	**652**	**2,442**	**87**	**2,529**	**44**	**3,225**		**3,225**
Additions	39	30	69	92	11	103	11	183		183
Impairment										
Total property, plant and equipment	**47**	**26**	**73**	**273**	**5**	**278**	**78**	**429**		**429**
Additions	28	26	54	87	2	89	77	220		220
Depreciation	(21)	(9)	(30)	(65)	(3)	(68)		(98)		(98)
Impairment										
Investments in associates	3	0	3	134		134	-	137		137
Other assets	791	216	1,007	1,244	126	1,370	(82)	2,295		2,295
Total assets	**1,216**	**520**	**1,735**	**4,093**	**218**	**4,311**	**40**	**6,086**		**6,086**
EQUITY AND LIABILITIES										
Total equity			**229**			**2,994**	**1,357**	**4,580**	**-**	**4,580** *
Total liabilities			**1,506**			**1,317**	**(1,366)**	**1,457**	**49**	**1,506** *
Total equity and liabilities			**1,735**			**4,311**	**(9)**	**6,037**	**49**	**6,086** *

Additional information is provided in the investor-specific statements.

*) A number of balance sheet items are not presented by segment, as the segments in a number of cases are part of the same legal entity and cannot be allocated reliably.

	Country	Currency	Ownership %	Share capital
GN Store Nord A/S	**Denmark**	**DKK**	**N/A**	**879,100,252**
GN Netcom A/S	**Denmark**	**DKK**	**100**	**30,100,000**
GN Hello Direct Inc.	USA	USD	100	450,000
GN Netcom (Canada) Inc.	Canada	CAD	100	350,000
GN Netcom (China) Ltd.	China	USD	100	5,055,858
GN Netcom (Iberica) S.A.	Spain	EUR	100	60,111
GN Netcom (Italia) S.r.l.	Italy	EUR	100	10,200
GN Netcom (Japan) Ltd.	Japan	JPY	100	10,000,000
GN Netcom (Singapore) Pte Ltd	Singapore	SGD	100	200,000
GN Netcom (UK) Limited	Great Britain	GBP	100	100,000
GN Netcom AB	Sweden	SEK	100	5,100,000
GN Netcom Asia Ltd.	Hong Kong	HKD	100	2,000,000
GN Netcom Australia Pty. Ltd.	Australia	AUD	100	2,500,000
GN Netcom European Repair Centre B.V.	Netherlands	EUR	100	18,000
GN Netcom GmbH	Germany	EUR	100	51,129
GN Netcom Inc.	USA	USD	100	35,900,000
GN Netcom Logistic (Xiamen) Ltd.	China	USD	100	500,000
GN Netcom S.A.	France	EUR	100	80,000
▲ QuBIT A/S	Denmark	DKK	35	769,231
GN ReSound A/S	**Denmark**	**DKK**	**100**	**60,000,000**
GN GROC Ltd.	China	USD	100	500,000
GN Hearing Care Canada Ltd.	Canada	CAD	100	10,000
GN Hearing Care Corporation	USA	USD	100	120,000
GN Hearing Care S.A.	Spain	EUR	100	1,562,631
GN ReSound AB	Sweden	SEK	100	100,000
GN ReSound AG	Switzerland	CHF	100	420,000
GN ReSound B.V.	Netherlands	EUR	100	680,670
GN ReSound China Ltd.	China	CNY	100	34,000,000
GN Resound do Brazil Ltda.	Brasil	BRL	100	4,858,481
GN ReSound GDC Ltd.	Ireland	USD	100	8,984,000
GN ReSound GmbH	Germany	EUR	100	296,549
GN ReSound GmbH Hörtechnologie	Germany	EUR	100	2,162,253
GN ReSound Hörtechnologie GmbH	Austria	EUR	100	500,000
GN ReSound Ireland Holdings Ltd.	Ireland	USD	100	1,548,000
GN ReSound Ireland Ltd.	Ireland	USD	100	1,548,000
GN ReSound Ireland Sales Ltd.	Ireland	USD	100	160
GN Resound Italia SRL	Italy	EUR	100	181,190
GN Resound Japan K.K.	Japan	JPY	100	499,000,000
GN ReSound Ltd.	Great Britain	GBP	100	7,376,000
GN Resound Norge AS	Norway	NOK	100	2,000,000
GN ReSound NV	Belgium	EUR	100	495,800
GN ReSound NZ Ltd	New Zealand	NZL	100	2,000,000
GN ReSound Pty. Ltd.	Austria	AUD	100	4,000,002
GN ReSound S.A.S.	France	EUR	100	285,957
GN US Holdings Inc.	USA	USD	100	22,000,000
Beltone Audiologic France	France	EUR	100	650,000
Beltone Deutschland GmbH	Germany	EUR	100	76,694
Beltone Europe Holdings ApS	Denmark	DKK	100	200,000
Beltone Holdings 2 Inc.	USA	USD	100	1
Beltone Holdings Inc.	USA	USD	100	1
Beltone Netherlands B.V.	Netherlands	EUR	100	45,000
Beltone Norge AS	Norway	NOK	100	1,000,000
Beltone Schweiz GmbH	Switzerland	CHF	100	420,000
▲ Audio Nova S.R.L.	Romania	ROL	49	10,000,000
▲ GN ReSound India Private Limited	India	INR	49	2,132,480
▲ GN ReSound Korea Co. Ltd.	Korea	KRW	40	100,000,000
▲ Hearing Aid Express Inc.	USA	USD	35	11,111
▲ Himpp A/S	Denmark	DKK	30	2,200,000
▲ HIMSA A/S	Denmark	DKK	25	1,000,000
▲ K/S Himpp	Denmark	DKK	30	99,280,500
▲ Marke-Med Sp. Zoo.	Poland	PLN	40	62,500
▲ NewCo ZAO	Russia	RUR	20	2,000,000
▲ Ultravox Holdings Ltd.	Great Britain	GBP	25	8,594
▲ Viennatone S.A. de C.V.	Mexico	MXN	49	50,000
INTERTON Electronic Hörgeräte GmbH	**Germany**	**EUR**	**100**	**25,000**
American Hearing Systems Inc.	USA	USD	100	10
Interton Aps	Denmark	DKK	100	125,000
Sluchadlova Akustika spol S.R.O.	Czech Republic	CZK	100	102,000
Türk + Türk Electronic GmbH	Germany	EUR	100	25,000
Türk + Türk Holding GmbH	Germany	EUR	100	25,000
▲ AVR Inc.	Israel	USD	20	2,811,108
▲ Phira SAS	France	EUR	25	500,000
GN Otometrics A/S	**Denmark**	**DKK**	**100**	**23,239,000**
GN Otometrics GmbH & Co. KG	Germany	EUR	100	409,034
GN Otometrics Holding GmbH	Germany	EUR	100	1,800,000
GN Otometrics Verwaltungs GmbH	Germany	EUR	100	25,000
GN Cable System A/S	**Denmark**	**DKK**	**100**	**500.000**
● Danish Polish Telecommunications Group I/S	Denmark	DKK	75	N/A
● Danish Russian Telecommunications Group I/S	Denmark	DKK	50	N/A
GN af 19. januar 1998 A/S	**Denmark**	**DKK**	**100**	**91,013,000**
GN af 20. januar 1998 A/S	**Denmark**	**DKK**	**100**	**11,525,000**
GN Ejendomme Lautrupbjerg 7-11 A/S	**Denmark**	**DKK**	**100**	**10,500,000**

▲ Indicates associates

● Indicates associates under joint control. These are accounted for by proportionate consolidation. The joint control is based on agreements on exercise of voting rights, joint control, and on possession and disposal of ownership interests, etc. The partnerships (I/S) stated on the list do not publish financial statements subject to section 5 of the Danish Financial Statements Act, as they are included in the consolidated financial statements of GN Store Nord A/S.

A few minor companies without business operations have been omitted from the list.

In this annual report the following four UK/US accounting abbreviations are used:

EBITDA
Earnings before depreciation of property, plant and equipment and amortization and impairment of goodwill and other intangible assets acquired in company acquisitions and restructurings and items of a non-recurring nature.

EBITA
Earnings before amortization and impairment of goodwill and other intangible assets acquired in company acquisitions and restructurings and items of a non-recurring nature.

EBIT
Earnings before interest and tax.

EBT
Earnings before tax.

Key ratio definitions

EBITA margin	=	EBITA x 100 / Revenue
Return on invested capital including goodwill (ROIC including goodwill)	=	EBITA x 100 / Average invested capital including goodwill
Return on equity (ROE)	=	Profit (loss) for the year x 100 / Average equity of the Group
Equity ratio	=	Equity of the Group x 100 / Total assets
Earnings per share basic (EPS)	=	Profit (loss) for the year from continuing operations / Average number of shares outstanding
Earnings per share diluted (EPS diluted)	=	Profit (loss) for the year / Average number of shares outstanding, diluted
Earnings per share excluding amortization and impairment of intangible assets and restructurings, etc.	=	Profit (loss) for the year excluding amortization and impairment of intangible assets acquired in company acquisitions and restructurings and items of a non-recurring nature / Average number of shares outstanding
Earnings per share excluding amortization and impairment of intangible assets and restructurings, etc. diluted	=	Profit (loss) for the year excluding amortization and impairment of intangible assets acquired in company acquisitions and restructurings and items of a non-recurring nature / Average number of shares outstanding, diluted
Cash flow per share (CFPS)	=	Cash flows from operating activities (CFFO) / Average number of shares outstanding, diluted
Book value per share	=	Equity of the parent company / Average number of shares outstanding at year end, diluted
Invested capital	=	NWC + property, plant and equipment and intangible assets - other provisions
Interest cover	=	EBITA + net interest income on bank loans / Net interest expense on bank loans
Net working capital (NWC)	=	Inventories + receivables + other operating current assets - trade payables - other operating current liabilities
Net interest-bearing debt	=	Cash and cash equivalents - Mortgage debt - Bank loans

Key ratios are calculated in accordance with "Recommendations & Financial Ratios 2005" issued by the Danish Society of Financial Analysts.



International Financial Reporting Standards as adopted by the EU

The Annual Report for 2005 is presented in accordance with the International Financial Reporting Standards as adopted by EU and additional Danish disclosure requirements for annual reports of listed companies. For ease of comparison with GN's foreign competitors, EBITDA, EBITA and other accounting terms that are not official terms according to IFRS are used in both Management's report and in the financial statements. The relationship between IFRS and other terms and concepts applied is explained on page 22 of this report. GN Store Nord has prepared its annual report in accordance with international standards since 1999.

Forward-looking statements

The forward-looking statements in this annual report reflect GN management's current expectations for future events and financial results. Statements regarding 2006 are, of course, subject to risks and uncertainties which may result in material deviations from expectations. Factors that may cause the actual results to deviate materially from expectations include but are not limited to general economic developments and developments in the financial markets; technological developments; changes and amendments to legislation and regulations in GN's markets; changes in product demand; competition; shortages of components needed in production; and the integration of company acquisitions. For more information, see "GN 360° – Operations and risk" elsewhere in this Annual Report. This annual report should not be considered an offer to sell securities in GN Store Nord.

This publication is available in Danish and in English. In the event of any discrepancies, the Danish version shall be the governing text.

GN Store Nord A/S · CVR number 24257843 · Edited by: GN Store Nord A/S, Corporate Communications · Design, repro and production: Boje & Mobeck as · Translations: Fokus Translations · Printed by: PrintDivision as · ISSN 0903-6768



GN Store Nord A/S
Markærvej 2A
PO Box 249
DK-2630 Taastrup
Tel.: +45 72 111 888
Fax: +45 72 111 889
www.gn.com